AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1996

                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           FAMILY BARGAIN CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                          5651                  51-0299573
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                              315 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
                                 (212) 980-9670
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           ---------------
- -----------

                                 JOHN A. SELZER
                            CHIEF EXECUTIVE OFFICER
                           FAMILY BARGAIN CORPORATION
                              315 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
                                 (212) 980-9670
 (Name, address, including zip code, and telephone number, including area code, of registrant's agent for service)
                           --------------------------

                                   COPIES TO:

         JOEL M. HANDEL, ESQ.                    DAVID W. BERNSTEIN, ESQ.
        Baer Marks & Upham LLP                        Rogers & Wells
           805 Third Avenue                          200 Park Avenue
       New York, New York 10022                  New York, New York 10166
            (212) 702-5700                            (212) 878-8000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement is declared effective.
                           --------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM   PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                AMOUNT TO       OFFERING PRICE        AGGREGATE          AMOUNT OF
       SECURITIES TO BE REGISTERED          BE REGISTERED (1)    PER SECURITY      OFFERING PRICE    REGISTRATION FEE
   % Convertible Subordinated Debentures
 due 2006 (1).............................     $46,000,000                           $46,000,000          $15,862
Common Stock, $.01 par value (1)..........        [   ]               --                 --                 (1)
Total Registration Fee....................                                                                $15,862

(1) This Registration Statement also relates to such additional number of shares of Common Stock as may be issued upon conversion of the Convertible Subordinated Debentures in accordance with the terms thereof to prevent dilution. Pursuant to Rule 457(i), no filing fee is required.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           FAMILY BARGAIN CORPORATION
      CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                              REQUIRED BY FORM S-2

ITEM NUMBER
IN FORM S-2               ITEM CAPTION IN FORM S-2                            LOCATION IN PROSPECTUS
- ------------  -------------------------------------------------  -------------------------------------------------

      1       Forepart of the Registration Statement and
               Outside Front Cover Page of Prospectus..........  Facing Page; Outside Front Cover Page

      2       Inside Front and Outside Back Cover Pages of
               Prospectus......................................  Inside Front Cover Page; Incorporation of Certain
                                                                  Documents by Reference; Available Information;
                                                                  Outside Back Cover Page

      3       Summary Information, Risk Factors and Ratio of
               Earnings to Fixed Charges.......................  Summary; Risk Factors; Summary Consolidated
                                                                  Financial and Other Data; Selected Consolidated
                                                                  Historical and Pro Forma Financial Data

      4       Use of Proceeds..................................  Use of Proceeds

      5       Determination of Offering Price..................  Outside Front Cover Page; Underwriting

      6       Dilution.........................................  Inapplicable

      7       Selling Security Holders.........................  Inapplicable

      8       Plan of Distribution.............................  Outside Front Cover Page; Underwriting

      9       Description of Securities to be Registered.......  Summary; Price Range of Common Stock; Dividend
                                                                  Policy; Description of Debentures; Description
                                                                  of Capital Stock

     10       Interests of Named Experts and Counsel...........  Inapplicable

     11       Information With Respect to the Registrant.......  Outside Front Cover Page; Summary; Risk Factors;
                                                                  Use of Proceeds; Price Range of Common Stock;
                                                                  Capitalization; Dividend Policy; Selected
                                                                  Consolidated Historical and Pro Forma Financial
                                                                  Data; Management's Discussion and Analysis of
                                                                  Financial Condition and Results of Operations;
                                                                  Business; Management; Description of Capital
                                                                  Stock; Index to Consolidated Financial
                                                                  Statements; Consolidated Financial Statements

     12       Incorporation of Certain Information by
               Reference.......................................  Incorporation of Certain Documents by Reference

     13       Disclosure of Commission Position on
               Indemnification for Securities Act
               Liabilities.....................................  Inapplicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 9, 1996

PRELIMINARY PROSPECTUS
                                  $40,000,000

                           FAMILY BARGAIN CORPORATION

                  % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006
                               ------------------

    The    % Convertible Subordinated Debentures due 2006 (the "Debentures")
being offered (the "Offering") by Family Bargain Corporation, a Delaware corporation (the "Company"), will be convertible, at the option of the holders, at any time on or prior to maturity, unless previously redeemed, into shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), at a conversion price of $ . per share (equivalent to a conversion rate of shares per $1,000 principal amount of Debentures), subject to adjustment to prevent dilution. See "Description of Debentures -- Conversion." The Company has applied to have the Debentures quoted on the Nasdaq SmallCap Market under the
symbol "     ." The Common Stock is quoted on the Nasdaq SmallCap Market under the Symbol "FBAR" and on the Chicago Stock Exchange under the Symbol "FBA." On August 1, 1996, the closing sale price of the Common Stock as reported on the Nasdaq SmallCap Market was $2.25 per share.

    Interest on the Debentures is payable semi-annually in arrears on January 31 and July 31 of each year, commencing on January 31, 1997. The Debentures will be redeemable at the Company's option, in whole at any time on or after September
  , 1998 if the closing price of the Common Stock on 20 out of 30 consecutive trading days ending not more than 10 days prior to the date of the notice of redemption is at least 137.5% of the conversion price then in effect, and in
whole or in part at any time after September   , 1999, at the redemption prices
set forth under "Description of Debentures." The Debentures will be unsecured obligations of the Company, and will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company and may be effectively subordinated to existing and future liabilities of the Company's subsidiaries. The Indenture (as defined) will not restrict the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries. See "Capitalization" and "Description of Debentures."

    FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE DEBENTURES, SEE "RISK FACTORS" COMMENCING ON PAGE 11 HEREOF.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                 PRICE TO       UNDERWRITING      PROCEEDS TO
                                                PUBLIC (1)      DISCOUNT (2)    COMPANY (1)(3)
Per Debenture...............................         %              6.0%               %
Total (4)...................................         $                $                $

(1) Plus accrued interest, if any, from            .

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $1.1 million, including the Representatives' non-accountable expense allowance of $400,000 or $460,000 if the Underwriters' over-allotment option is exercised in full, all of which are payable by the Company. See "Underwriting."

(4) The Company has granted the several Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional $6,000,000 aggregate principal amount of Debentures on the terms set forth above to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, and
    Proceeds to the Company will be $         , $         and $         ,
    respectively. See "Underwriting."
                           --------------------------

    The Debentures are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Debentures will be made in New York, New York on or about
September   , 1996.

                    RODMAN & RENSHAW, INC.  CRUTTENDEN ROTH
                                              INCORPORATED

               The date of this Prospectus is             , 1996

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AND/OR DEBENTURES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ SMALLCAP MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                     [GRAPHIC DEPICTING LOCATIONS OF STORES
                     ON MAP OF WESTERN U.S.; STORE PHOTOS]
                           [LISTING-RELATED LEGENDS]

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ SMALLCAP MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES ACT OF 1934. SEE "UNDERWRITING."

                       CONCURRENT REGISTRATION STATEMENT

    On August   , 1996, the Company filed a Registration Statement (No.
333-     ) on Form S-2 (the "Concurrent Registration Statement") covering an aggregate of 153,846 shares of Series A Preferred Stock (including shares of Common Stock issuable upon conversion of such shares). The Company filed the Concurrent Registration Statement on behalf of certain holders of securities of the Company, whose shares may be offered and sold from time to time pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). See "Description of Capital Stock -- Preferred Stock."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have heretofore been filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference into this Prospectus and shall be deemed to be a part hereof as of their respective dates:

    1. The annual report of the Company on Form 10-K and, as amended in part, on Form 10-K/A for the fiscal year ended January 27, 1996.

    2. The quarterly report of the Company, as amended, on Form 10-Q/A for the fiscal quarter ended April 27, 1996.

    In addition, all reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such reports and documents.

    Any statement contained in a document incorporated by reference herein or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written request of any such person, a copy of any or all documents incorporated by reference into this Prospectus (other than exhibits to such documents). Requests should be directed to: John A. Selzer, Chief Executive Officer and President, Family Bargain Corporation, 315 East 62nd Street, New York, New York 10021; Telephone
(212) 980-9670; Facsimile (212) 593-4586.

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

    Family Bargain Corporation (the "Company") operates 138 off-price retail apparel and housewares stores under the names "Family Bargain Center" and "Factory 2-U" in California, Arizona, Washington, New Mexico, Oregon, Nevada and Texas. The Company purchased Factory 2-U, Inc. ("Factory 2-U") in November 1995.

    The Company's 109 Family Bargain Center stores and 29 Factory 2-U stores sell primarily first quality, in-season clothing for men, women and children, including nationally recognized brand name products, at prices which generally are lower than the prices of competing discount and regional off-price stores. Factory 2-U stores sell, in addition to clothing and apparel, housewares and domestic items. The average selling price per item is approximately $6.00 and the price of the most expensive item rarely exceeds $35.00. The Company's stores sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially discounted wholesale prices and set retail prices at mark-ups which pass along the savings to its customers.

    Typical customers of the Company's stores are low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or are members of other ethnic groups. The Company's store merchandising selection, everyday low price strategy and store format are designed to reinforce the concept of value and enhance the customers' shopping experience, while maximizing inventory turns.

    Family Bargain Center stores, which average 11,000 square feet, and Factory 2-U stores, which average 19,000 square feet, are designed in a self-service format that affords easy access to merchandise displayed on bargain tables, hanger racks and open shelves. Stores are stocked with new merchandise at least weekly. Prices are clearly marked, often with a comparable full retail price. Most stores display signs in English and Spanish and are staffed with bilingual personnel. Store atmosphere is enhanced by the playing of locally popular music, the use of brightly colored pennants and occasional festive outdoor promotions.

    The Company plans to open new stores in the seven western states in which it currently operates. During the fiscal year ended January 27, 1996, the Company opened eight new Family Bargain Center stores and, through the acquisition of Factory 2-U, acquired an additional 29 stores. The Company plans to open up to 19 new stores (which may increase to as many as 25 new stores if the Offering is completed) in fiscal 1997, of which eight have been opened as of July 1, 1996, and up to 19 new stores (which may increase to as many as 45 new stores if the Offering is completed) in fiscal 1998. In addition, the Company has closed one store during its current fiscal year.

    The Company also is continuing a program under which it renovates existing stores or relocates them as superior sites become available in their markets. During fiscal 1996, the Company renovated 21 stores and relocated one store. In fiscal 1997, the Company plans to renovate and/or relocate up to five stores. Some of the new or relocated Family Bargain Center stores will adopt the Factory 2-U store format by expanding store size and selling housewares and domestic items. The Company also intends to purchase new store fixtures for all of its stores to add to the appearance, accessibility and quantity of merchandise displayed to its customers.

RECENT UNAUDITED RESULTS

    The Company historically has realized seasonally low sales in its first quarter (February through April), resulting in first quarter losses. Net sales (gross sales less sales tax and sales returns) for the three months ended April 27, 1996 increased to $49.8 million from $31.0 million for the corresponding period in the prior year, representing a 60.6% increase. Net losses (prior to payment of dividends on the Company's Series A 9 1/2% Cumulative Convertible Preferred Stock ("Series A Preferred Stock")) for the three months ended April 27, 1996 decreased to $1.6 million from $3.6 million for the corresponding period in the prior year, representing a 55.6% reduction. The substantial improvement in net sales was attributable to sales at Factory 2-U stores, which were acquired in November 1995, as well as to increases in comparable store sales (sales at stores open throughout both periods) and sales at newly opened stores. The substantial reduction in net losses was attributable, in addition to increased sales, to improved gross margins resulting from reduced markdown activity and a decrease in selling and administrative expenses as a percentage of sales due to improved economies of scale. Comparable store sales increased by 7.3% for June 1996, and by 10.0% for the year to date through the end of June 1996.

    For the twelve months ended April 27, 1996, the Company had net sales of $198.6 million, compared to net sales of $148.8 million for the twelve months ended April 29, 1995, representing a 33.5% increase. Net income before extraordinary items, loss on disposal of discontinued operations and payment of dividends on Series A Preferred Stock for the twelve months ended April 27, 1996 increased to $3.5 million from a net loss of $3.0 million for the twelve months ended April 29, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    For the twelve months ended April 27, 1996, the Company had EBITDA (earnings before interest, taxes, depreciation, amortization, extraordinary items and results of discontinued operations) of $11.1 million compared to EBITDA of $2.3 million for the twelve months ended April 29, 1995, an increase of $8.8 million or 382.6%. This increase resulted from sales at Factory 2-U stores, increases in comparable store sales, sales at newly opened stores, reduced markdown activity and a decrease in selling and administrative expenses as a percentage of sales due to the improved economies of scale achieved as a result of the growth in the Company's sales.

    The Company's principal executive office is located at 315 East 62nd Street, New York, New York 10021 and its telephone number is (212) 980-9670. The principal executive office of the Company's operating subsidiaries, General Textiles and Factory 2-U, Inc. (the "Operating Subsidiaries"), is located at 4000 Ruffin Road, San Diego, California 92123 and its telephone number is (619) 627-1800.

                                  THE OFFERING

The Debentures.............  $40,000,000 aggregate principal amount of   % Convertible
                             Subordinated Debentures ($46,000,000 aggregate principal amount if the Underwriters' over-allotment option is exercised in full).

Maturity Date..............             , 2006

Payment of Interest........  The Debentures will bear interest at the rate of   % per annum.
                             Interest will be payable semi-annually in arrears on January 31 and July 31 of each year, commencing January 31, 1997. See
                             "Description of Debentures."

Conversion Rights..........  The Debentures are convertible, at the option of the holder, at any time on or prior to maturity, unless previously redeemed,
                             into shares of Common Stock at a conversion price of $    per
                             share (equivalent to a conversion rate of           shares per
                             $1,000 principal amount of Debentures), subject to antidilution adjustments (the "Conversion Price"). See "Description of
                             Debentures -- Conversion."

Optional Redemption by the   The Company may redeem all, but not less than all, of the
 Company...................  Debentures upon 30 days written notice at   % of their
                             principal amount, plus accrued and unpaid interest, at any time
                             after September   , 1998, provided the closing price of the
                             Common Stock on at least 20 out of 30 consecutive trading days ending not more than 10 days prior to the date the notice of redemption is given is at least 137.5% of the Conversion Price then in effect. In addition, the Company may redeem all or any
                             portion of the Debentures on or after September   , 1999 upon
                             30 days written notice at the following prices (expressed as percentages of the principal amount plus accrued and unpaid interest to the date fixed for redemption):

                                                        TWELVE MONTHS
                                                        BEGINNING SEPTEMBER  ,  PERCENTAGE
                                                        ----------------------  ----------
                                                        1999..................     107%

                                                        2000..................     105%

                                                        2001..................     103%

                                                        2002 -- thereafter....     100%

                             See "Description of Debentures -- Optional Redemption."

Subordination.............   The Debentures will be subordinated to all existing and future
                             Senior Indebtedness (as defined) of the Company and may be effectively subordinated to existing and future liabilities of its subsidiaries. At April 27, 1996, the aggregate principal amount of
                             Senior Indebtedness was $2.1 million and liabilities of the
                             Operating Subsidiaries totalled $64.5 million. The Indenture (as defined) will not restrict the incurrence of Senior Indebtedness by the Company, or the incurrence of other indebtedness or liabilities by the Company or its subsidiaries. See "Capitalization,"
                             "Management's Discussion and Analysis of Financial Condition and
                             Results of Operations Liquidity and Capital Resources" and
                             "Description of Debentures General" and "-- Subordination."

Use of Proceeds...........   The net proceeds of the Offering will be used as follows: (i)
                             approximately $    million will be loaned by the Company to the
                             Operating Subsidiaries and used by them as working capital, including repayment of the outstanding indebtedness under the
                             Revolving Credit Facilities (as defined), (ii) up to $4.0 million will be used to purchase new fixtures for existing stores, and (ii)
                             the balance of approximately $       million will be used by the
                             Company and the Operating Subsidiaries for general working capital purposes. The Operating Subsidiaries may reborrow funds under the
                             Revolving Credit Facilities. Uses of additional working capital may include the purchase of existing indebtedness of the Operating
                             Subsidiaries or shares of outstanding Series A Preferred Stock in the open market from time to time. In addition, the Company may use at least part of the additional working capital and additional borrowing availability under the Revolving Credit Facilities to accelerate its store opening schedule, obtain lower prices from certain suppliers, obtain credit from a greater number of suppliers, and obtain overseas merchandise at lower prices by using letters of credit to purchase directly from overseas vendors). The Company believes that these latter steps, if implemented, will result in either higher gross margins or increased pricing flexibility, or both. See "Use of Proceeds."

Listing...................  The Company has applied to have the Debentures quoted on the Nasdaq
                            SmallCap Market under the symbol "     ." The Common Stock is
                            currently traded on the Nasdaq SmallCap Market under the symbol
                            "FBAR" and on the Chicago Stock Exchange under the symbol "FBA."

Risk Factors..............  The Offering involves substantial risks. See "Risk Factors."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    Set forth below is (i) summary consolidated historical financial data for the twelve months ended January 28, 1995 and January 27, 1996 and the twelve and three months ended April 29, 1995 and April 27, 1996 and (ii) summary consolidated pro forma financial data for the twelve months ended January 27, 1996 and three months ended April 27, 1996. The summary consolidated financial data includes the Company and General Textiles for all periods and Factory 2-U commencing November 11, 1995. All of the summary consolidated historical financial data are derived from audited financial information except for operating data and the summary consolidated historical financial data for the twelve and three months ended April 29, 1995 and April 27, 1996. The audited financial information for the twelve month periods ended January 28, 1995 and January 27, 1996 is included elsewhere in this Prospectus. The summary consolidated historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      HISTORICAL RESULTS
                           -------------------------------------------------------------------------
                                                        MOST RECENT TWELVE       MOST RECENT THREE
                              MOST RECENT FISCAL           MONTH PERIOD            MONTH PERIOD                PRO FORMA
                                 YEAR RESULTS            UNAUDITED RESULTS       UNAUDITED RESULTS         UNAUDITED RESULTS
                           -------------------------   ---------------------   ---------------------   --------------------------
                             TWELVE        TWELVE       TWELVE      TWELVE       THREE       THREE       TWELVE
                             MONTHS        MONTHS       MONTHS      MONTHS      MONTHS      MONTHS       MONTHS
                              ENDED         ENDED        ENDED       ENDED       ENDED       ENDED        ENDED      THREE MONTHS
                           JANUARY 28,   JANUARY 27,   APRIL 29,   APRIL 27,   APRIL 29,   APRIL 27,   JANUARY 27,   ENDED APRIL
                              1995        1996 (1)       1995      1996 (1)      1995        1996       1996 (2)     27, 1996 (2)
                           -----------   -----------   ---------   ---------   ---------   ---------   -----------   ------------
INCOME STATEMENT DATA
Net Sales................   $146,520      $179,820     $148,831    $198,607     $31,038     $49,825     $179,820       $ 49,825
Gross Profit.............     49,435        62,632       49,086      70,578       9,537      17,483       62,632         17,483
Operating Income
 (Loss)..................      2,608         5,153         (131)      7,524      (2,890)       (519)       5,153           (519)
Income (Loss) from
 Continuing Operations...       (354)        1,478       (2,994)      3,474      (3,554)     (1,558)        (504)        (1,911)
Loss from Discontinued
 Operations..............     (2,241)         (500)      (2,199)       (500)      --          --          --             --
Extraordinary Gain.......      5,251        --            5,251       --          --          --          --             --
Net Income (Loss)........      2,656           978           58       2,974      (3,554)     (1,558)        (504)        (1,911)
Dividends on Preferred
 Stock...................      2,030         3,040        2,790       3,134         760         854        3,040            854
Net Income (Loss)
 Applicable to Common
 Stock...................        626        (2,062)      (2,732)       (160)     (4,314)     (2,412)      (3,544)        (2,765)
Net Income (Loss) from
 Continuing Operations
 Applicable to Common
 Stock per Common
 Share...................      (0.59)        (0.39)       (1.44)       0.08       (1.08)      (0.60)       (0.88)         (0.68)
Net Income (Loss)
 Applicable to Common
 Stock Per Common Share:
 (3)
  Primary................       0.16         (0.51)       (0.68)      (0.04)      (1.08)      (0.60)       (0.88)         (0.68)
  Fully Diluted..........       0.16         (0.51)       (0.68)      (0.04)      (1.08)      (0.60)       (0.88)         (0.68)

OPERATING DATA
EBITDA (4)...............      4,837         8,438        2,258      11,148      (2,220)        490        8,438            490
No. of Stores at End of
 Period..................         97           131           98         135          98         135          131            135
Gross Profit
 Percentage..............       33.7%         34.8%        33.0%       35.5%       30.7%       35.1%        34.8%          35.1%
Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock
 Dividends (5)...........     --            --            --            1.0x      --          --          --             --

                                                                   PRO FORMA
                                                            -----------------------
                                  JANUARY 27,   APRIL 27,   JANUARY 27,   APRIL 27,
                                     1996         1996       1996 (7)     1996 (7)
                                  -----------   ---------   -----------   ---------
BALANCE SHEET DATA
Working Capital (Deficiency)....    $  (186)     $ 7,931     $ 21,476     $ 20,999
Total Assets....................     87,152       95,821      111,993      112,068
Long-Term Debt, Less Current
 Portion........................     25,023       34,753       49,864       51,000
Preferred Stock.................     26,981       29,841       26,981       29,841
Common Stockholders' Equity
 (Deficiency)...................        736       (1,321)         736       (1,321)
Common Stockholders' Equity
 (Deficiency) per Share (6).....       0.18        (0.32)        0.18        (0.32)

NOTES TO SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

(1) The results of Factory 2-U have been consolidated with the Company's results since the acquisition of Factory 2-U on November 11, 1995. Therefore, the Company's consolidated results for the twelve months ended January 27, 1996 and April 27, 1996 include Factory 2-U's results for 2.5 months and 5.5 months, respectively. See Note 3 to the Notes to the "Consolidated Financial Statements."

(2) The pro forma results give effect to the sale of $40.0 million of Debentures offered hereby and the application of the net proceeds by the Company. The pro forma adjustments reflect those adjustments necessary to (i) eliminate the loss on discontinued operations, (ii) eliminate interest on the Company's revolving credit notes (in the amounts of $1,672,000 and $561,000 for the twelve months ended January 27, 1996 and the three months ended April 27, 1996, respectively), which are assumed to be unused during such periods because of the availability of the Offering proceeds, and (iii) give effect to the increase in interest expense arising from the Debentures (in the amounts of $3,300,000 and $825,000 for the twelve months ended January 27, 1996 and the three months ended April 27, 1996, respectively) and the amortization of the debt issuance costs related thereto (in the amounts of $353,000 and $88,000 for the twelve months ended January 27, 1996 and the three months ended April 27, 1996, respectively), with all transactions treated as though the Offering occurred on January 29, 1995 and January 28, 1996, respectively. See Note 7 to the Notes to Summary Consolidated Financial and Other Data.

(3) Net income (loss) per common share on both a primary and fully diluted basis is calculated by dividing net income (loss) applicable to Common Stock by the weighted average number of shares outstanding for each respective period. See Note 1 to the Notes to the "Consolidated Financial Statements."

    Weighted average shares and earnings per share amounts have been restated for 1995 to give retroactive effect to the cancellation of contingent shares during 1996. See Note 2 to the Notes to the "Consolidated Financial Statements."

(4) EBITDA (earnings before interest, taxes, depreciation and amortization, extraordinary items and results of discontinued operations) data is presented to reflect operating income from continuing operations before non-cash items, and approximates the cash available from continuing operations to cover interest expense and other debt service. Such data is not an alternative to operating income as an indication of operating performance or liquidity under generally accepted accounting principles.

(5) Earnings for the twelve months ended January 28, 1995 and January 27, 1996, for the twelve and three months ended April 29, 1995 and for the three months ended April 27, 1996 were insufficient to cover fixed charges and preferred stock dividends by $2.2 million, $1.6 million, $5.6 million, $4.3 million and $2.4 million, respectively. However, earnings for the twelve months ended April 27, 1996 were sufficient to cover fixed charges and preferred stock dividend payments. Pro forma earnings for the twelve months ended January 27, 1996 and the three months ended April 27, 1996 were insufficient to cover fixed charges and preferred stock dividends by $3.5 million and $2.8 million, respectively.

(6) Common Stockholders' equity per common share is determined by dividing stockholders' equity, net of equity related to preferred stock, by the common shares outstanding at the date presented.

(7) The pro forma balance sheet data gives effect to the sale of $40.0 million of Debentures offered hereby and the application of the net proceeds by the Company as if the same had occurred on January 27, 1996 and April 27, 1996, respectively. The pro forma adjustments give effect to the estimated current portion of debt issuance costs added to current assets ($353,000 at both January 27, 1996 and April 27, 1996), the net increase in cash following the payment of the revolving credit facilities ($21,309,000 and $12,715,000 at January 27, 1996 and April 27, 1996, respectively), the estimated long-term portion of debt issuance costs added to noncurrent assets ($3,179,000 at both January 27, 1996 and April 27, 1996), the principal amount of the Debentures ($40,000,000 at both January 27, 1996 and April 27, 1996) and the use of the Offering proceeds to repay the outstanding indebtedness under the revolving credit facilities ($15,159,000 and $23,753,000 at January 27, 1996 and April 27, 1996, respectively).

                                  RISK FACTORS

    AN INVESTMENT IN THE DEBENTURES OFFERED HEREBY INVOLVES SUBSTANTIAL RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS ALL THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, BEFORE PURCHASING ANY DEBENTURES:

    RESTRICTIONS ON PAYMENTS BY OPERATING SUBSIDIARIES TO THE COMPANY. The Company is a holding company and relies on its cash reserves and payments from General Textiles and Factory 2-U to finance its ongoing operating expenses, to pay its outstanding indebtedness, to pay its dividends on the Series A Preferred Stock and, in the future, to pay its principal and interest obligations on the Debentures. The Company receives payments from General Textiles pursuant to a tax sharing agreement and with regard to subordinated debt and secured term debt of General Textiles held by the Company. The Company receives payments from Factory 2-U pursuant to a management agreement and a guaranty fee agreement. The General Textiles Plan of Reorganization (the "GT Reorganization Plan") and certain of General Textiles' outstanding debt instruments (including the GT Revolving Credit Facility (as defined)) restrict General Textiles from paying dividends or making other distributions to the Company without the consent of certain holders of indebtedness. In addition, payments by Factory 2-U to the Company are limited under the Factory 2-U Revolving Credit Facility (as defined) to payments pursuant to a management agreement, a guarantee fee agreement and payments with regard to a loan of a portion of the proceeds of the sale of the
Debentures. The Company will lend at least $     million of the proceeds of
the sale of the Debentures to General Textiles and at least $     million
of the proceeds to Factory 2-U. The Company will be entitled to receive interest and principal under these loans with interest rates and payment dates substantially similar to those under the Debentures. The Company anticipates that, despite the restrictions on payments from General Textiles and Factory 2-U, the funds it is entitled to receive from the Operating Subsidiaries will be sufficient to enable it to meet its expenses and debt service (including required payments of interest and principal with regard to the Debentures) and to pay the dividends on its Series A Preferred Stock, although there can be no assurance of this.

    OPERATING RESULTS; ABILITY TO MAKE DEBENTURE INTEREST PAYMENTS AND COVER FIXED CHARGES. The Company generated $1.5 million of net income from continuing operations for its fiscal year ended January 27, 1996 (which includes two and one-half months of Factory 2-U operating results), but incurred a net loss from continuing operations of $354,000 for its fiscal year ended January 28, 1995. There can be no assurance that the Company will operate profitably in the future. Earnings for the fiscal year ended January 27, 1996 were insufficient to cover fixed charges and preferred stock dividends by $1.6 million (a ratio of earnings to fixed charges of 0.8 to 1) and on a pro forma basis, after giving effect to the issuance of the Debentures and the application of the Offering proceeds, by $3.5 million (a ratio of earnings to fixed charges of 0.6 to 1). In addition, the Operating Subsidiaries may reborrow under the Revolving Credit Facilities, resulting in additional interest expense. In fiscal 1996, dividends on the then outstanding shares of Series A Preferred Stock were paid out of a combination of that year's earnings and additional paid-in capital. To the extent that income is not sufficient to cover such fixed charges, interest and dividends may be paid out of a combination of earnings and additional paid-in capital. See "Dividend Policy", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Capital Stock."

    COMPOSITION OF GENERAL TEXTILES' BOARD; RIGHTS OF CREDITORS IN EVENT OF NON-PAYMENT. In connection with the GT Reorganization Plan, General Textiles issued Subordinated Notes. The Subordinated Notes provide that if General Textiles fails to make certain minimum payments thereunder the holders of certain of the notes and the official creditors' committee appointed in connection with the Chapter 11 Reorganization (the "Creditors Committee") will be entitled to elect a minority of General Textiles' directors in certain circumstances and all of General Textiles' directors in other circumstances. The Company currently owns $15.0 million of the $19.1 million principal amount of outstanding Subordinated Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    SUBORDINATION OF DEBENTURES. The Debentures will be unsecured and subordinated obligations of the Company and will be subordinate to the prior payment in full of all existing and future Senior Indebtedness (as defined in the Indenture) of the Company. In addition, they may, as discussed below, effectively be subordinated to all indebtedness and other liabilities of the Company's subsidiaries. At April 27, 1996, the Company's Senior Indebtedness totaled approximately $2.1 million and the liabilities of its Operating Subsidiaries aggregated approximately $64.5 million. The Debentures are obligations exclusively of the Company and not of any of its subsidiaries. The Indenture will not restrict the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries.

    The Company is a holding company, and all its businesses are conducted by its Operating Subsidiaries, General Textiles and Factory 2-U. If an Operating Subsidiary were to become insolvent, the Company, as the shareholder, would not receive any distributions in a resulting insolvency proceeding until all the subsidiary's creditors were paid. However, the Company owns $15.0 million face value of subordinated debt and $3.0 million face value of secured term debt of General Textiles as of both April 27, 1996 and July 1, 1996. In addition, the
Company expects to lend at least $     million of the proceeds of the sale
of the Debentures to General Textiles and at least $     million of the
proceeds to Factory 2-U. Therefore, in addition to being the sole shareholder of the Operating Subsidiaries, the Company is a significant creditor of General Textiles and will be a significant creditor of Factory 2-U. This could entitle the Company to participate in the same manner as other creditors with similar priorities in any distributions of assets of either of those subsidiaries if they became insolvent. However, if it were determined that the Company was responsible for the insolvency of a subsidiary, the Bankruptcy Court or other court overseeing the insolvency proceeding might direct that some or all of the subsidiary's indebtedness to the Company be subordinated to some or all of the subsidiary's obligations to other creditors. If this occurred, it would essentially have the effect of subordinating the Debentures to the debts and other obligations of the subsidiary.

    MARKET FOR THE DEBENTURES. Prior to the Offering, there has been no public market for the Debentures. Although the Company has applied to have the Debentures quoted on the Nasdaq SmallCap Market, there can be no assurance that an active trading market will develop for the Debentures or that, if such market develops, the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. The Representatives of the Underwriters have advised the Company that they currently intend to make a market in the Debentures. However, the Representatives are not obligated to do so and any market making may be discontinued at any time without notice. The initial public offering price of the Debentures will be determined by negotiation between the Company and the Representatives of the Underwriters and may not be indicative of the future market price of the Debentures after the offering of the Debentures hereby. See "Underwriting."

    BANKRUPTCY FILINGS OF COMPANIES CONTROLLED BY SELZER/EIGER; CREDIT AND CONTINUED FINANCING. Benson A. Selzer and Joseph Eiger, senior executive officers, directors and through various ownership interests principal stockholders of the Company (together with entities which they own or control or of which members of their families are beneficiaries, "Selzer/Eiger") have been active in acquiring and restructuring financially and operationally troubled companies since 1973. Companies controlled by Selzer/Eiger have sometimes commenced Chapter 11 proceedings pursuant to U.S. bankruptcy laws, under which holders of subordinated debt of the companies involved were required to renegotiate their debt, sometimes resulting in the full or partial loss of their investment. Since 1991, five companies affiliated with Selzer/Eiger have filed for bankruptcy (the most recent being in February 1996) or have been liquidated, including General Textiles, Mandel-Kahn Industries and C-B Murray Corporation, Inc., which are former subsidiaries of the Company. Selzer/Eiger controls less than 30% of the fully-diluted equity of the Company and does not control a majority of the Board of Directors of the Company. However, Benson A. Selzer, Joseph Eiger and John A. Selzer are the sole members of the executive committee of the Company's Board of Directors. See "Management."

    Since emerging from bankruptcy in 1993, General Textiles has been granted normal credit availability by most vendors and other material sources of supply. However, if cash flow problems arise in the future, General Textiles' history of a prior bankruptcy reorganization might cause lenders and vendors to withdraw credit availability more quickly than they otherwise might have done. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    COMPETITION. The Company's stores compete with large discount retail chains (such as Wal-Mart, K-Mart, Mervyn's and Target) and regional off-price chains (such as MacFrugal's), many of which have substantially greater resources than those of the Company. While the Company's off-price marketing strategy differs from the strategy of many of its competitors, if such competitors were to adopt an off-price approach that targeted Family Bargain Center's and Factory 2-U's typical customers, the Company's business could be adversely affected. See "Business -- Operations -- Competition."

    EXPANSION. The Company may accelerate its store opening plan following completion of the Offering. Expansion involves increased risks and costs and may cause the quarterly results of the Company to fluctuate. See "Use of Proceeds" and "Business -- Expansion Plans."

    SEASONALITY. The Company's business is seasonal in nature and historically has realized its highest level of sales in the "Back-to-School" (August and September) and Christmas (November and December) seasons. In addition, working capital requirements fluctuate during the year and are highest between mid-summer and the beginning of the Christmas season because significantly higher inventory levels are necessary at those times. Such seasonality may make interim period results of operations not necessarily indicative of full-year results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operation and Seasonality."

    PART-TIME STATUS OF CERTAIN EXECUTIVE OFFICERS. While William Mowbray, President and Chief Executive Officer of the Operating Subsidiaries, serves on a full-time basis, the other executive officers of the Company also serve as officers and directors of other companies and devote to the Company's affairs such portion of their business time and attention as they and its Board of Directors deem necessary to fulfill their obligations. Depending upon the demands of the other companies with which they are involved, conflicts of interest could arise relating to the allocation of their time or with respect to their fiduciary obligations to the Company and such other businesses.

    POTENTIAL ANTI-TAKEOVER EFFECTS OF RIGHTS PLAN, CLASSIFIED BOARD OF DIRECTORS AND DELAWARE LAW; POSSIBLE ISSUANCES OF PREFERRED STOCK. The Company has adopted a Shareholders' Rights Plan. If (i) a public announcement is made that any person (other than the Company), together with all affiliates and associates of such person, is the beneficial owner of 15% or more of the shares of the Common Stock outstanding or (ii) any person (other than the Company) makes a tender or exchange offer, if upon consummation of such offer such person would beneficially own 15% or more of the shares of the Company's Common Stock, certain rights will be triggered under the Company's Shareholders' Rights Plan which may have the effect of deterring or delaying mergers, tender offers, or other possible takeover attempts, even if they are favored by some or a majority of the Company's stockholders. Any shares of its Common Stock issued by the Company during the term of the plan (10 years), including the Common Stock issuable on conversion of the Debentures, will be subject to the Shareholders' Rights Plan. See "Description of Capital Stock -- Shareholders' Rights Plan."

    Certain provisions of Delaware law could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial to the interests of stockholders. Such provisions could limit the price that investors might be willing to pay in the future for securities of the Company, including the Common Stock. In addition, the Company's Board of Directors is a "classified board," with only one-third of its directors coming up for election each year. The existence of a classified board may in certain circumstances deter or delay mergers, tender offers or other possible takeover attempts which may be favored by some or a majority of the holders of the Common Stock.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the issuance and sale of the Debentures offered hereby are estimated to be $36.4 million ($41.9 million if the Underwriters' over-allotment option is exercised in full). The net proceeds of the Offering will be used as follows: (i) approximately
$     million will be loaned by the Company to the Operating Subsidiaries and used by them as working capital, including repayment of the outstanding
indebtedness ($23.8 million as of April 27, 1996 and $     million as of August
  , 1996) under the Revolving Credit Facilities (consisting of the GT Revolving Credit Facility and the Factory 2-U Revolving Credit Facility, each as defined),
(ii) up to $4.0 million will be used to purchase new fixtures for existing
stores, and (ii) the balance of approximately $     million will be used by the
Company and the Operating Subsidiaries for general working capital purposes. The Operating Subsidiaries may reborrow funds under the Revolving Credit Facilities. Uses of additional working capital may include the purchase of existing indebtedness of the Operating Subsidiaries or shares of outstanding Series A Preferred Stock in the open market from time to time. In addition, the Company may use at least part of the additional working capital and additional borrowing availability under the Revolving Credit Facilities to accelerate its store opening schedule, obtain lower prices from certain suppliers, obtain credit from a greater number of suppliers, and obtain overseas merchandise at lower prices by using letters of credit to purchase directly from overseas vendors). The Company believes that these latter steps, if implemented, will result in either higher gross margins or increased pricing flexibility, or both.

    The GT Revolving Credit Facility is a $25.0 million facility which bears interest at between prime plus 2% and prime plus 3%, which expires in November 1998, and under which General Textiles may borrow up to varying percentages of the value of its eligible inventory. The Factory 2-U Revolving Credit Facility is a $10.0 million facility which bears interest at prime plus 2%, which expires in November 1998, and under which Factory 2-U may borrow up to varying percentages of the value of its eligible inventory. The Operating Subsidiaries may reborrow funds under the Revolving Credit Facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded over-the-counter and is quoted on the Nasdaq SmallCap Market. The Common Stock is also listed on the Chicago Stock Exchange. The table below sets forth certain information with respect to the high and low closing bid prices (rounded to the nearest hundredth) of the Company's Common Stock during the twelve months ended January 28, 1995 and January 27, 1996 and the subsequent interim period, as quoted by Nasdaq. These quotations represent inter-dealer prices without retail markups, markdowns or commissions and may not represent actual transactions. They are also adjusted for a reverse stock split of the Common Stock which occurred in fiscal 1995.

                                                                                HIGH        LOW
                                                                              ---------  ---------
YEAR ENDED JANUARY 28, 1995
First Quarter...............................................................  $   6.94   $    3.75
Second Quarter..............................................................  $   5.50   $    3.50
Third Quarter...............................................................  $   3.50   $    2.25
Fourth Quarter..............................................................  $   3.50   $    1.43

YEAR ENDED JANUARY 27, 1996
First Quarter...............................................................  $   1.75   $    1.19
Second Quarter..............................................................  $   1.25   $     .63
Third Quarter...............................................................  $   1.63   $     .88
Fourth Quarter..............................................................  $   2.00   $     .75

YEAR ENDED FEBRUARY 1, 1997
First Quarter...............................................................  $   3.22   $    1.56
Second Quarter (through August 1, 1996).....................................  $   3.13   $    1.75

    The closing bid price of the Common Stock on August 1, 1996 as reported on the Nasdaq SmallCap Market was $2.25 per share.

    Other than the Common Stock and the Series A Preferred Stock, none of the Company's securities is publicly traded on any established securities market.

    As of June 30, 1996, there were approximately 333 record holders of Common Stock. This number does not include an indeterminate number of beneficial holders of these securities whose shares are held by financial institutions in "street name."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (as well as indebtedness of the Operating Subsidiaries) as of April 27, 1996, and as adjusted to give effect to the sale by the Company of $40.0 million principal amount of Debentures offered hereby and the application of a portion of the estimated net proceeds to repay the indebtedness under the Revolving Credit Facilities as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the "Consolidated Financial Statements" and the notes thereto included elsewhere in this Prospectus.

                                                                                                           AS
                                                                                             ACTUAL    ADJUSTED (1)
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
COMPANY DEBT (2):
Current portion of Company long-term debt................................................  $    1,147   $   1,147
Installment notes payable................................................................         918         918
                                                                                           ----------  -----------
Convertible Subordinated Debentures......................................................           0      40,000
Total....................................................................................       2,065      42,065
                                                                                           ----------  -----------
OPERATING SUBSIDIARY DEBT (2):
Current portion of Operating Subsidiary long-term debt...................................       4,016       4,016
Operating Subsidiary long-term debt, net of current portion:
  General Textiles revolving credit facility.............................................      17,864           0
  Factory 2-U revolving credit facility..................................................       5,889           0
  Installment notes payable..............................................................       1,788       1,788
  Subordinated notes.....................................................................       8,294       8,294
                                                                                           ----------  -----------
    Total Operating Subsidiary debt......................................................      37,851      14,098
                                                                                           ----------  -----------
    Total consolidated long-term debt....................................................  $   39,916   $  56,163
                                                                                           ----------  -----------
STOCKHOLDERS' EQUITY:
Series A convertible preferred stock, $.01 par value; 4,500,000 shares authorized,
 3,939,050 (3) shares issued and outstanding, aggregate liquidation preference of
 $39,390,500.............................................................................      29,841      29,841
Common stock, $.01 par value; 80,000,000 shares authorized, 4,114,389 shares issued and
 outstanding.............................................................................           7           7
Additional paid-in capital...............................................................      20,118      20,118
Accumulated deficit......................................................................     (21,446)    (21,446)
                                                                                           ----------  -----------
        Total stockholders' equity.......................................................      28,520      28,520
                                                                                           ----------  -----------
                                                                                           ----------  -----------
    Total consolidated capitalization....................................................  $   68,436   $  84,683
    Total debt to consolidated capitalization............................................          58%         66%

- ------------------------
(1) As adjusted for the sale of $40.0 million of Debentures in the Offering (assuming no exercise of the over-allotment option by the Underwriters) and the use of a portion of the net proceeds to repay borrowings under the Revolving Credit Facilities. See "Use of Proceeds."

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity Capital Resources" and Note 11 to the Notes to "Consolidated Financial Statements" of the Company for a detailed description of the debt instruments outstanding.

(3) Includes additional paid-in capital attributable to the Series A Preferred Stock.

                                DIVIDEND POLICY

    The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The declaration and payment of any cash dividends on its Common Stock in the future will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings and its financial condition and requirements. The Company paid $3.0 million and $2.0 million in dividends on its Series A Preferred Stock during the fiscal years ended January 27, 1996 and January 28, 1995, respectively. The payment of dividends and cash distributions from the Company's Operating Subsidiaries to the Company are subject to certain restrictions. See "Risk Factors Restrictions on Payments by Operating Subsidiaries to the Company."

         SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

    Set forth below is (i) selected consolidated historical financial data for the Company for the twelve months ended December 31, 1991, the four months ended April 30, 1992, the twelve months ended April 30, 1993, the nine months ended January 29, 1994, each of the twelve months ended January 28, 1995 and January 27, 1996 and the twelve and three months ended April 29, 1995 and April 27, 1996 and (ii) selected consolidated pro forma financial data for the twelve months ended January 27, 1996 and three months ended April 27, 1996. All of the selected consolidated historical financial data are derived from audited financial information except for operating data and the selected consolidated historical financial data for the twelve and three months ended April 29, 1995 and April 27, 1996. The audited financial information for the nine months ended January 29, 1994 and each of the twelve months ended January 28, 1995 and January 27, 1996 is included elsewhere in this Prospectus. The results of General Textiles have been consolidated with the Company's results since May 30, 1993. The results of Factory 2-U have been consolidated with the Company's results since November 11, 1995. The selected consolidated historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements."

         SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  HISTORICAL RESULTS
                                                    ------------------------------------------------------------------------------
                                                       TWELVE        FOUR       TWELVE        NINE         TWELVE        TWELVE
                                                       MONTHS       MONTHS      MONTHS       MONTHS        MONTHS        MONTHS
                                                       ENDED         ENDED       ENDED        ENDED         ENDED         ENDED
                                                    DECEMBER 31,   APRIL 30,   APRIL 30,   JANUARY 29,   JANUARY 28,   JANUARY 27,
                                                        1991         1992        1993       1994 (1)        1995        1996 (1)
                                                    ------------   ---------   ---------   -----------   -----------   -----------
INCOME STATEMENT DATA
Net Sales.........................................     $--          $--        $  --         $96,496      $146,520      $179,820
Gross Profit......................................     --            --           --          32,582        49,435        62,632
Operating Income (Loss)...........................     --              (55)      (2,139)       4,547         2,608         5,153
Income (Loss) from Continuing Operations..........     --             (111)      (3,239)       1,113          (354)        1,478
Income (Loss) from Discontinued Operations........       (294)         242      (16,147)          87        (2,241)         (500)
Extraordinary Gain................................     --            --           --             682         5,251        --
Net Income (Loss).................................       (294)         131      (19,386)       1,882         2,656           978
Dividends on Preferred Stock......................     --            --              25          200         2,030         3,040
Net Income (Loss) Applicable to Common Stock......       (294)         131      (19,411)       1,682           626        (2,062)
Net Income (Loss) from Continuing Operations
 Applicable to Common Stock per Common Share......     --            (0.12)       (2.03)        0.30         (0.59)        (0.39)
Net Income (Loss) Applicable to Common Stock per
 Common Share (3)
  Primary.........................................      (0.53)        0.14       (12.07)        0.55          0.16         (0.51)
  Fully Diluted...................................      (0.53)        0.14       (12.07)        0.55          0.16         (0.51)

OPERATING DATA
EBITDA (4)........................................     --              (55)      (2,519)       5,732         4,837         8,438
No. of Stores at End of Period....................     --            --           --              81            97           131
Gross Profit Percentage...........................     --            --           --            33.8%         33.7%         34.8%
Ratio of Earnings to Combined Fixed Charges and
 Preferred Stock Dividends (5)....................     --            --           --             1.3x       --            --


                                                         MOST RECENT             MOST RECENT
                                                        TWELVE MONTH             THREE MONTH
                                                      PERIOD UNAUDITED        PERIOD UNAUDITED             PRO FORMA
                                                           RESULTS                 RESULTS             UNAUDITED RESULTS
                                                    ---------------------   ---------------------   -----------------------

                                                     TWELVE      TWELVE       THREE       THREE       TWELVE        THREE
                                                     MONTHS      MONTHS      MONTHS      MONTHS       MONTHS       MONTHS
                                                      ENDED       ENDED       ENDED       ENDED        ENDED        ENDED
                                                    APRIL 29,   APRIL 27,   APRIL 29,   APRIL 27,   JANUARY 27,   APRIL 27,
                                                      1995      1996 (1)      1995        1996       1996 (2)     1996 (2)
                                                    ---------   ---------   ---------   ---------   -----------   ---------
INCOME STATEMENT DATA
Net Sales.........................................  $148,831    $198,607     $31,038     $49,825     $179,820      $49,825
Gross Profit......................................    49,086      70,578       9,537      17,483       62,632       17,483
Operating Income (Loss)...........................      (131)      7,524      (2,890)       (519)       5,153         (519)
Income (Loss) from Continuing Operations..........    (2,994)      3,474      (3,554)     (1,558)        (504)      (1,911)
Income (Loss) from Discontinued Operations........    (2,199)       (500)      --          --          --            --
Extraordinary Gain................................     5,251       --          --          --          --            --
Net Income (Loss).................................        58       2,974      (3,554)     (1,558)        (504)      (1,911)
Dividends on Preferred Stock......................     2,790       3,134         760         854        3,040          854
Net Income (Loss) Applicable to Common Stock......    (2,732)       (160)     (4,314)     (2,412)      (3,544)      (2,765)
Net Income (Loss) from Continuing Operations
 Applicable to Common Stock per Common Share......     (1.44)       0.08       (1.08)      (0.60)       (0.88)       (0.68)
Net Income (Loss) Applicable to Common Stock per
 Common Share (3)
  Primary.........................................     (0.68)      (0.04)      (1.08)      (0.60)       (0.88)       (0.68)
  Fully Diluted...................................     (0.68)      (0.04)      (1.08)      (0.60)       (0.88)       (0.68)
OPERATING DATA
EBITDA (4)........................................     2,258      11,148      (2,220)        490        8,438          490
No. of Stores at End of Period....................        98         135          98         135          131          135
Gross Profit Percentage...........................      33.0%       35.5%       30.7%       35.1%        34.8%        35.1%

Ratio of Earnings to Combined Fixed Charges and
 Preferred Stock Dividends (5)....................     --            1.0x      --          --          --            --

                                                                           PRO FORMA
                                                                    -----------------------
                                          JANUARY 27,   APRIL 27,   JANUARY 27,   APRIL 27,
                                             1996         1996       1996 (7)     1996 (7)
                                          -----------   ---------   -----------   ---------
BALANCE SHEET DATA
Working Capital (Deficiency)............    $  (186)     $ 7,931     $ 21,476     $ 20,999
Total Assets............................     87,152       95,821      111,993      112,068
Long-Term Debt, Less Current Portion....     25,023       34,753       49,864       51,000
Preferred Stock.........................     26,981       29,841       26,981       29,841
Common Stockholders' Equity
 (Deficiency)...........................        736       (1,321)         736       (1,321)
Common Stockholders' Equity (Deficiency)
 per Share (6)..........................       0.18        (0.32)        0.18        (0.32)

NOTES TO SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

    (1) The results of General Textiles have been consolidated with the Company's results since May 30, 1993. Therefore, the Company's consolidated results for the nine months ended January 29, 1994 include General Textiles' results for eight months ended January 29, 1994. The results of Factory 2-U have been consolidated with the Company's results since November 11, 1995. Therefore, the Company's consolidated results for the twelve months ended January 27, 1996 and April 27, 1996 include Factory 2-U's results for 2.5 months and 5.5 months, respectively. See
       Note 3 to the Notes to the "Consolidated Financial Statements."

    (2) The pro forma results give effect to the sale of $40.0 million of Debentures offered hereby and the application of the net proceeds by the Company. The pro forma adjustments reflect those adjustments necessary to
       (i) eliminate the loss on discontinued operations, (ii) eliminate interest on the Company's revolving credit notes (in the amounts of $1,672,000 and $561,000 for the twelve months ended January 27, 1996 and the three months ended April 27, 1996, respectively), which are assumed to be unused during such periods because of the availability of the Offering proceeds, and (iii) give effect to the increase in interest expense arising from the Debentures (in the amounts of $3,300,000 and $825,000 for the twelve months ended January 27 ,1996 and the three months ended April 27, 1996, respectively), and the amortization of the debt issuance costs related thereto (in the amounts of $353,000 and $88,000 for the twelve months ended January 27, 1996 and the three months ended April 27, 1996, respectively), with all transactions treated as though the Offering occurred on January 29, 1995 and January 28, 1996, respectively. See Note 7 to the Notes to Selected Consolidated Historical and Pro Forma Financial Data.

    (3) Net income (loss) per common share on both a primary and fully diluted basis is calculated by dividing net income (loss) applicable to Common Stock by the weighted average number of shares outstanding for each respective period. See Note 1 to the Notes to the "Consolidated Financial Statements."

        Weighted average shares and earnings per share amounts have been restated for 1994 and 1995 to give retroactive effect to the cancellation of contingent shares during 1995 and 1996. See Note 2 to the Notes to the "Consolidated Financial Statements."

    (4) EBITDA (earnings before interest, taxes, depreciation and amortization, extraordinary items and results of discontinued operations) data is presented to reflect operating income from continuing operations before non-cash items, and approximates the cash available from continuing operations to cover interest expense other debt service. Such data is not an alternative to operating income as an indication of operating performance or liquidity under generally accepted accounting principles.

    (5) Earnings for the twelve months ended January 28, 1995 and January 27, 1996, for the twelve and three months ended April 29, 1995 and for the three months ended April 27, 1996 were insufficient to cover fixed charges and preferred stock dividends by $2.2 million, $1.6 million, $5.6 million, $4.3 million and $2.4 million, respectively. However, earnings for the twelve months ended April 27, 1996 were sufficient to cover fixed charges and preferred stock dividend payments. Pro forma earnings for the twelve months ended January 27, 1996 and the three months ended April 27, 1996 were insufficient to cover fixed charges and preferred stock dividends by $3.5 million and $2.8 million, respectively.

    (6) Common Stockholders' equity per common share is determined by dividing stockholders' equity, net of equity related to preferred stock, by the common shares outstanding at the end of the date presented.

    (7) The pro forma balance sheet data gives effect to the sale of $40.0 million of Debentures offered hereby and the application of the net proceeds by the Company as if the same had occurred on January 27, 1996 and April 29, 1996, respectively. The pro forma adjustments give effect to the estimated current portion of debt issuance costs added to current assets ($353,000 at both January 27, 1996 and April 27, 1996), the net increase in cash following the payment of the revolving credit facilities ($21,309,000 and $12,715,000 at January 27, 1996 and April 27, 1996,
       respectively), the estimated long-term portion of debt issuance costs added to noncurrent assets ($3,179,000 at both January 27, 1996 and April 27, 1996), the principal amount of the Debentures ($40,000,000 at both January 27, 1996 and April 27, 1996) and the use of the Debenture proceeds to repay the outstanding indebtedness under the revolving credit facilities ($15,159,000 and $23,753,000 at January 27, 1996 and April 27,
       1996, respectively).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the information set forth under "Selected Consolidated Historical and Pro Forma Financial Data" and "Consolidated Financial Statements."

GENERAL

    Family Bargain Corporation (the "Company") operates 138 off-price retail apparel and housewares stores (135 at April 27, 1996) under the names "Family Bargain Center" and "Factory 2-U" in California, Arizona, Washington, New Mexico, Oregon, Nevada and Texas. The Company is a holding company and relies on its cash reserves and payments from its Operating Subsidiaries, General Textiles and Factory 2-U, to finance its ongoing operating expenses, to pay its outstanding indebtedness, to pay the dividends on its Series A Preferred Stock and, in the future, to meet its principal and interest obligations on the Debentures. In July 1992, affiliates of the Company acquired General Textiles and immediately caused it to commence Chapter 11 Reorganization proceedings. In December 1992, the Company purchased a majority interest in General Textiles. Since May 1993, when the GT Reorganization Plan was declared effective and the Company's equity ownership of General Textiles increased to 100%, the assets, liabilities and results of operations of General Textiles have been consolidated with those of the Company. In November 1995, the Company acquired Factory 2-U, whose results have been consolidated with those of the Company since then.

    In January 1994, the Company changed its fiscal year end to the Saturday closest to January 31.

    The Company's 109 Family Bargain Center stores and 29 Factory 2-U stores sell primarily first quality, in-season clothing for men, women and children, including nationally recognized brand name products, at prices which generally are lower than the prices of competing discount and regional off-price stores. Factory 2-U stores sell, in addition to clothing and apparel, housewares and domestic items. The average selling price per item is approximately $6.00 and the price of the most expensive item rarely exceeds $35.00. The Company's stores sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially discounted wholesale prices and set retail prices at mark-ups which pass along the savings to its customers. Family Bargain Center stores average 11,000 square feet and Factory 2-U stores average 19,000 square feet. The Company plans to open new stores in the seven western states in which it currently operates. During the fiscal year ended January 27, 1996, the Company opened eight new Family Bargain Center stores and, through the acquisition of Factory 2-U, acquired an additional 29 stores. In fiscal 1997, the Company plans to open up to 19 new stores, of which eight have been opened as of July 1, 1996. In addition, the Company has closed one store during its current fiscal year.

    The Company is also continuing a program under which it renovates existing stores or relocates them as superior sites become available in their markets. During fiscal 1996, the Company renovated 21 stores and relocated one store. In fiscal 1997, the Company plans to renovate and/or relocate up to five stores. Some of the new or relocated Family Bargain Center stores will adopt the Factory 2-U store format by expanding store size and selling housewares and domestic items.

RESULTS OF OPERATIONS

    THREE MONTHS ENDED APRIL 27, 1996 COMPARED TO THE THREE MONTHS ENDED APRIL 29, 1995

    Net sales (gross sales less sales tax and sales returns) were $49.8 million for the three months ended April 27, 1996 compared to $31.0 million for the three months ended April 29, 1995, an increase of $18.8 million. Of the total increase, $12.6 million was attributable to sales at Factory 2-U stores, which were acquired in November 1995, $2.9 million was attributable to a 9.7% increase in comparable store sales (sales at stores open throughout both periods) and the remaining $3.3 million increase in sales was attributable to sales at newly opened stores. As of April 27, 1996, there were 135 stores in operation compared to 98 stores as of April 29, 1995.

    Gross profit was $17.5 million for the three months ended April 27, 1996 compared to $9.5 million for the three months ended April 29, 1995, an increase of $8.0 million. As a percentage of sales, gross profit was 35.1% for the three months ended April 27, 1996 compared to 30.7% for the three months ended April 29, 1995. The increase in gross profit as a percentage of sales resulted from reduced markdown activity during the three months ended April 27, 1996 as compared to markdown activity during the three months ended April 29, 1995 arising from management's decision, during that period, to take markdowns in response to reduced prices in the general wholesale market.

    Selling and administrative expenses were $17.5 million for the three months ended April 27, 1996 compared to $12.1 million for the three months ended April 29, 1995, an increase of $5.4 million. Of the total increase, $4.2 million was attributable to increased overhead resulting from the acquisition of Factory 2-U stores and $1.2 million was due to increased overhead related to new store openings and the upgrading of equipment in existing stores since April 29, 1995. As a percentage of sales, selling and administrative expenses decreased to 35.2% for the three months ended April 27, 1996 from 39.0% for the three months ended April 29, 1995. The decrease in selling and administrative expenses as a percentage of sales was attributable to the improved economies of scale achieved following the acquisition of Factory 2-U, comparable store sales increases, and new store results.

    Amortization of goodwill was $462,000 for the three months ended April 27, 1996 compared to $315,000 for the three months ended April 29, 1995. The increase of $147,000 was attributable to increased goodwill arising from the acquisition of Factory 2-U.

    Interest expense was $1.0 million for the three months ended April 27, 1996 compared to $664,000 for the three months ended April 29, 1995. The increase of approximately $375,000 was attributable to the interest related to the additional working capital as a result of the expansion of the Company and debt assumed in the acquisition of Factory 2-U.

    Net loss was $1.6 million for the three months ended April 27, 1996 compared to $3.6 million for the three months ended April 29, 1995. The net loss applicable to Common Stock was $2.4 million for the three months ended April 27, 1996 compared to $4.3 million for the three months ended April 29, 1995.

    TWELVE MONTHS ENDED JANUARY 27, 1996 COMPARED TO THE TWELVE MONTHS ENDED JANUARY 28, 1995

    Net sales were $179.8 million for the twelve months ended January 27, 1996 compared to $146.5 million for the twelve months ended January 28, 1995, an increase of $33.3 million. Of the total increase, $13.3 million was attributable to the acquisition of Factory 2-U, $3.6 million was due to a 2.8% increase in comparable Family Bargain Center store sales, and the remaining $16.4 million increase in sales was due to the opening of new Family Bargain Center stores. As of January 27, 1996, the Company operated 102 Family Bargain Center stores (compared to 97 stores as of January 28, 1995) and 29 Factory 2-U stores.

    Gross profit was $62.6 million for the twelve months ended January 27, 1996 compared to $49.4 million for the twelve months ended January 28, 1995, an increase of $13.2 million. Of the total increase, $4.6 million was attributable to the acquisition of Factory 2-U. The remaining increase in gross profit was due to the opening of new Family Bargain Center stores, an increase in comparable Family Bargain Center store sales and improved gross profit as a percentage of sales. As a percentage of sales, the gross profit was 34.8% for the twelve months ended January 27, 1996 compared to 33.7% for the twelve months ended January 28, 1995.

    Selling and administrative expenses were $57.5 million for the twelve months ended January 27, 1996 compared to $46.8 million for the twelve months ended January 28, 1995, an increase of $10.7 million. Of the total increase, $4.4 million was attributable to the acquisition of Factory 2-U. As a percentage of sales, selling and administrative expenses were 32.0% for both the twelve months ended January 27, 1996 and January 28, 1995.

    Amortization of goodwill was $1.4 million for the twelve months ended January 27, 1996 compared to $1.2 million for the twelve months ended January 28, 1995. The increase of $.2 million was attributable to the acquisition of Factory 2-U.

    Interest expense and financing fees were $3.7 million for the twelve months ended January 27, 1996 compared to $2.8 million for the twelve months ended January 28, 1995, an increase of $900,000. Of the total increase, $100,000 was attributable to the acquisition of Factory 2-U. Of the remaining increase, $500,000 was due to an adjustment to increase amortization of debt discount associated with the subordinated notes issued in connection with the GT Reorganization Plan, which resulted from the settlement of additional claims and further acceleration of excess cash flow payments, as defined, during the twelve months ended January 27, 1996.

    Net income was $1.0 million for the twelve months ended January 27, 1996 compared to $2.7 million for the twelve months ended January 28, 1995. The net loss applicable to Common Stock was $2.1 million for the twelve months ended January 27, 1996 compared to net income applicable to Common Stock of $626,000 for the twelve months ended January 28, 1995. However, net income and net loss applicable to Common Stock for the twelve months ended January 28, 1995 were impacted by an extraordinary gain of $5.3 million partly offset by a loss from discontinued operations of $2.2 million. There was no extraordinary gain in the twelve months ended January 27, 1996, but the loss from discontinued operations was $500,000. The Company and its Operating Subsidiaries had consolidated income from continuing operations of $1.5 million in the twelve months ended January 27, 1996 compared with a loss from continuing operations of $354,000 for the twelve months ended January 28, 1995.

    TWELVE MONTHS ENDED JANUARY 28, 1995 COMPARED TO NINE MONTHS ENDED JANUARY 29, 1994

    Net sales for the twelve months ended January 28, 1995 were $146.5 million compared to $96.5 million for the nine months ended January 29, 1994. Comparable store sales increased approximately 2%.

    Gross profit was $49.4 million for the twelve months ended January 28, 1995 compared to $32.6 million for the nine months ended January 29, 1994. As a percentage of sales, gross profit for the twelve months ended January 28, 1995 was 33.7%, virtually the same as for the nine months ended January 29, 1994 of 33.8%.

    Selling and administrative expenses were $46.8 million for the twelve months ended January 28, 1995 compared to $28.0 million for the nine months ended January 29, 1994. As a percentage of sales, selling and administrative expenses were 32.0% for the twelve months ended January 28, 1995 compared to 29.0% for the nine months ended January 29, 1994. The increase in selling and administrative expense as a percentage of sales was due primarily to the accelerated store expansion, renovation and relocation program. During the twelve months ended January 28, 1995, 21 new stores were opened, 18 stores were renovated and 6 stores were relocated.

     Amortization of goodwill was $1.2 million for the twelve months ended January 28, 1995 compared to $796,000 for the twelve months ended
January 29, 1994. The increase of $392,000 was attributable to the consolidation of General Textiles due to the acquisition of control of General Textiles by the Company upon General Textiles' emergence from reorganization in May, 1993.

    Interest expense was $2.8 million for the twelve months ended January 28, 1995 compared to $3.4 million for the nine months ended January 29, 1994. The decrease in interest expense resulted from (i) the Company's purchase of certain General Textiles' indebtedness during the twelve months ended January 28, 1995 with a portion of the proceeds of the 1994 Offering and (ii) the fact that the interest expenses incurred during the nine months ended January 29, 1994 in connection with debt securities sold in private placements between May through September 1993 was not incurred during the twelve months ended January 28, 1995 (see "Liquidity and Capital Resources" below).

    Loss from discontinued operations was $2.2 million for the twelve months ended January 28, 1995 compared to income of $87,000 for the nine months ended January 29, 1994. The increase in disposal costs resulted from increased legal expenses and other costs related to discontinued operations.

    There was an extraordinary gain of $5.3 million for the twelve months ended January 28, 1995 compared to an extraordinary gain of $682,000 for the nine months ended January 29, 1994.

    Net income was approximately $2.7 million for the twelve months ended January 28, 1995 compared to $1.9 million for the twelve months ended January 29, 1994. The net income applicable to Common Stock was $626,000 for the twelve months ended January 28, 1995 compared to $1.7 million for the nine months ended January 29, 1994.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

    The Company historically has realized its highest level of sales and income during the third and fourth quarters of the fiscal year (the quarters ending in October and January) as a result of the "Back to School" (August and September) and Christmas (November and December) seasons. The Company incurred a net loss in the quarter ended April 27, 1996, and based on historical second quarter results, management believes the Company may incur a net loss for the quarter ending July 27, 1996.

    The following table sets forth selected unaudited quarterly results of operations of the Company. The operating results for any quarter are not necessarily indicative of results of operations for any subsequent period.

                                                                         QUARTER ENDED
                                     --------------------------------------------------------------------------------------
                                       JULY       OCT.       JAN.       APRIL      JULY       OCT.       JAN.       APRIL
                                       1994       1994       1995       1995       1995       1995       1996       1996
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS)

CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net sales..........................     31,295     39,370     47,128     31,038     37,312     47,322     64,148     49,825
Cost of sales......................     20,841     25,915     31,488     21,501     24,284     30,393     41,010     32,342
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit.....................     10,454     13,455     15,640      9,537     13,028     16,929     23,138     17,483
Selling and administrative
 expenses..........................     10,271     11,446     14,182     12,112     12,163     14,024     17,798     17,540
Amortization of goodwill...........        297        297        297        315        315        314        438        462
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating income (loss)..........       (114)     1,712      1,161     (2,890)       550      2,591      4,902       (519)
Interest expense and financing
 fees..............................       (871)      (553)      (626)      (664)      (786)      (852)    (1,373)    (1,039)
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from continuing
   operations before income taxes,
   discontinued operations and
   extraordinary gain (loss).......       (985)     1,159        535     (3,554)      (236)     1,739      3,529     (1,558)
Income taxes.......................     --         --           (149)    --         --         --         --         --
                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income (loss) from continuing
   operations......................       (985)     1,159        386     (3,554)      (236)     1,739      3,529     (1,558)

LIQUIDITY AND CAPITAL RESOURCES

    THE COMPANY

    The Company itself has relatively little debt. However, each of the Operating Subsidiaries has a secured revolving credit facility. In addition, General Textiles has a substantial amount of debt which was issued in connection with the GT Reorganization Plan and in order to provide funds at the time it emerged from reorganization in 1993.

    At April 27, 1996, the Company itself had outstanding indebtedness of $2.1 million, comprised of $1.1 million related to the acquisition of Factory 2-U and approximately $965,000 incurred in connection with the settlement of a lawsuit arising from a previously discontinued distribution business (the "Mandel-Kahn Settlement"). The Company also has annual dividend obligations of $3.7 million on its Series A Preferred Stock (based on the shares outstanding on April 27, 1996).

    Because the Company does not operate any business itself, it must rely on payments from its Operating Subsidiaries and cash reserves to service its indebtedness, pay the dividends on its Series A Preferred Stock and meet its operating expenses. The GT Reorganization Plan and certain of General Textiles' outstanding debt instruments (including the GT Revolving Credit Facility) restrict General Textiles from paying dividends or making other distributions to the Company without the approval of certain holders of indebtedness. In addition, payments by Factory 2-U to the Company are limited under the Factory 2-U Revolving

Credit Facility to payments pursuant to a management agreement and a guarantee fee agreement. The Company receives payments from General Textiles under a tax sharing agreement and under $15.0 million of subordinated debt and $3.0 million of secured term debt. The Company also receives payments from Factory 2-U under a management agreement (providing for a fee of $46,667 per month, plus expenses, and additional amounts to the extent Factory 2-U's EBITDA exceeds certain levels) and a guarantee fee agreement (providing for a fee of $26,000 per month during fiscal 1997, $24,000 per month during fiscal 1998 and, thereafter, monthly amounts declining over time to $5,000 in fiscal 2009). During the quarter ended April 27, 1996, payments to the Company from these sources totalled $1.1 million. The Company believes the funds it is entitled to receive from the Operating Subsidiaries will be sufficient to enable the Company to meet its expenses and debt service and pay the dividends on the Series A Preferred Stock.

    General Textiles has a $25.0 million revolving credit facility (the "GT Revolving Credit Facility"), under which it may borrow up to 65% of the value of its eligible inventory (calculated at the lower of cost or market value) until December 31, 1996 and, thereafter, up to 50%, 55% or 60%, based on the season, of eligible inventory, plus a special purchase overadvance of up to $1.0 million. The GT Revolving Credit Facility expires in November 1998, bears interest at prime plus 2% with regard to borrowings based on inventory and prime plus 3% with regard to special purpose overadvances, and is secured by all the assets of General Textiles. At January 27, 1996 and April 27, 1996, borrowings under this facility were $9.9 million and $17.9 million, respectively. The GT Revolving Credit Facility is secured by a lien on all the assets of General Textiles and is guaranteed by the Company.

    The Company will lend at least $        of the proceeds of the Offering
to General Textiles to be used by General Textiles as working capital, including the repayment of the GT Revolving Credit Facility. General Textiles may reborrow funds under this facility. See "Use of Proceeds."

    General Textiles also has a total of $2.7 million of equipment borrowing facilities, under which borrowings of $1.9 million were outstanding at April 27, 1996. On April 27, 1996, General Textiles also had $19.1 million of outstanding Subordinated Notes, of which $15.0 million was owned by the Company, a $3.0 million secured term note, which was owned by the Company, and $4.9 million of Subordinated Reorganization Notes and $17.3 million of Junior Subordinated Reorganization Notes, both of which had been issued to creditors under the GT Plan of Reorganization or to a lender at the time the GT Reorganization Plan was consummated. The equipment facilities and the Secured Term Note (which is held by the Company) are payable in installments and bear interest at prime plus 2%. The Subordinated Notes (of which $15.0 million are owned by the Company and $4.1 million are held by third persons) and the Subordinated Reorganization Notes mature in 2003 and do not bear interest. A portion of the Subordinated Notes are amortized through annual contingent payments based on a percentage of excess cash flow (as defined). The Junior Subordinated Reorganization Notes mature in 2005 and bear interest at the lesser of 6% per annum or 80% of General Textiles' yearly EBITDA in excess of $10 million. The carrying value of the Subordinated Notes, the Subordinated Reorganization Notes and the Junior Subordinated Reorganization Notes is less than their face value since the carrying value reflects discounts due to the non-interest bearing character of the Subordinated Reorganization Notes and the currently non-interest bearing character of the Junior Subordinated Reorganization Notes. No principal or interest payments on the Junior Subordinated Reorganization Notes may be made until the Subordinated Notes and the Secured Term Note are paid in full. Under certain circumstances, General Textiles may be required to redeem the Junior Subordinated Reorganization Notes for the lesser of their principal balance or 19% of the market equity value (as defined) of General Textiles, payable at the option of General Textiles in cash or General Textiles common shares. The carrying value of the Subordinated Notes, the Subordinated Reorganization Notes and the Junior Subordinated Reorganization Notes is less than their face value since the carrying value reflects discounts due to the non-interest bearing character of the Subordinated Notes and the currently non-interest bearing character of the Junior Subordinated Reorganization Notes. The discounts on these instruments are amortized to interest expense over their respective terms.

    In addition, in July 1996, General Textiles borrowed $2.0 million under a term loan bearing interest at prime plus 3% and maturing in July 2001.

    Factory 2-U finances its operations through credit provided by its suppliers (usually net 30 days) and a $10.0 million revolving credit facility (the "Factory 2-U Revolving Credit Facility," together with the GT Revolving Credit Facility, the "Revolving Credit Facilities"). Factory 2-U may borrow up to the same varying percentages of the value of its eligible inventory under this facility as General Textiles may borrow under the GT Revolving Credit Facility. The facility expires in November 1998, bears interest at prime plus 2%, is secured by all the assets of Factory 2-U, and is guaranteed by the Company. At January 27, 1996 and April 27, 1996, borrowings under this facility were $5.2 million and $5.9 million, respectfully.

    The Company will lend at least $        of the proceeds of the Offering
to Factory 2-U to be used by Factory 2-U as working capital, including the repayment of the Factory 2-U Revolving Credit Facility. Factory 2-U may reborrow funds under this facility. See "Use of Proceeds."

    On July 9, 1996, Factory 2-U sold its former office and warehouse facility in Nogales, Arizona and repaid in full a $2.3 million mortgage note which was secured by the property. In connection with the Company's acquisition of Factory 2-U in November 1995, approximately $5.0 million of trade debt was rescheduled to be payable in 24 monthly installments, without interest. Of this, approximately $3.9 was outstanding at April 27, 1996.

    The Company believes the Revolving Credit Facilities, together with cash from operations, are sufficient to enable the Operating Subsidiaries to operate at current levels and meet their debt service obligations (including those with regard to debt held by the Company). Proceeds of the Offering, together with cash from operations and borrowing availability under the Revolving Credit Facilities, will provide funds with which to finance expansion of, the Family Bargain Center and Factory 2-U retail store chains, and the Company believes such funds therefore will satisfy the Company's and its subsidiaries' currently anticipated long term needs.

CAPITAL EXPENDITURES

    The Company's planned future capital expenditures include costs to open new Family Bargain Center and Factory 2-U stores, and to renovate and/or relocate existing stores. Management believes that future expenditures will be financed from internal cash flow, working capital (possibly including a portion of the proceeds of the Offering) and the Revolving Credit Facilities. As of April 27, 1996, the Company had $1.9 million outstanding under the equipment facilities for capital expenditures related to the acquisition of point-of-sale systems.

INFLATION

    In general, the Company believes that it will be able to offset the effects of inflation by increasing operating efficiency, by monitoring and controlling expenses and by increasing prices to the extent permitted by competitive factors.

                                    BUSINESS

    Family Bargain Corporation (the "Company") operates 138 off-price retail apparel and housewares stores under the names "Family Bargain Center" and "Factory 2-U" in California, Arizona, Washington, New Mexico, Oregon, Nevada and Texas. The Company purchased Factory 2-U in November 1995.

    The Company's 109 Family Bargain Center stores and 29 Factory 2-U stores sell primarily first quality, in-season clothing for men, women and children, including nationally recognized brand name products, at prices which generally are lower than the prices of competing discount and regional off-price stores. Factory 2-U stores sell, in addition to clothing and apparel, housewares and domestic items. The average selling price per item is approximately $6.00 and the price of the most expensive item rarely exceeds $35.00. The Company's stores sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially discounted wholesale prices and set retail prices at mark-ups which pass along the savings to its customers.

    Typical customers of the Company's stores are low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or are members of other ethnic groups. The Company's store merchandising selection, everyday low price strategy and store format are designed to reinforce the concept of value and enhance the customers' shopping experience, while maximizing inventory turns.

    Family Bargain Center stores, which average 11,000 square feet, and Factory 2-U stores, which average 19,000 square feet, are designed in a self-service format that affords easy access to merchandise displayed on bargain tables, hanger racks and open shelves. Stores are stocked with new merchandise at least weekly. Prices are clearly marked, often with a comparable full retail price. Most stores display signs in English and Spanish and are staffed with bilingual personnel. Store atmosphere is enhanced by the playing of locally popular music, the use of brightly colored pennants and occasional festive outdoor promotions.

OPERATING STRATEGY

    The Company seeks to be the leading off-price apparel and housewares retailer to lower income customers in the markets it serves. The major elements of its operating strategy include:

        PROVIDE FIRST QUALITY MERCHANDISE AT BARGAIN PRICES: The Company's stores sell first quality merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantially discounted wholesale prices and set retail prices at mark-ups which pass along the savings to their customers.

        TARGET UNDERSERVED MARKET SEGMENTS, INCLUDING THE HISPANIC MARKET: The Company's stores target customers who are underserved in many markets. Typical customers are low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or members of other ethnic groups. The Company's store merchandise selection and purchasing and marketing programs are tailored to the purchasing patterns of customers in each store.

        MAXIMIZE INVENTORY TURNS: General Textiles and Factory 2-U emphasize inventory turn in their merchandise and marketing strategies. Merchandise presentation, an everyday low price strategy, frequent store deliveries, and advertising programs are designed to maximize inventory turns.

        LOW OPERATING COSTS: The Company's stores maintain low operating costs primarily through their self-service formats, use of part-time labor, selection of locations with low rental expenses and overall focus on cost controls.

        IMPROVE GROSS MARGINS AND PRICING FLEXIBILITY: Management believes that the availability of the net proceeds of the Offering and the resulting additional borrowing availability under the Revolving Credit Facilities will enable the Company to obtain lower prices from suppliers, obtain credit from a greater number of suppliers, and obtain overseas merchandise at lower prices by using letters of credit to purchase directly from overseas vendors. The Company believes that these latter steps, if implemented, will result in either higher gross margins or increased pricing flexibility, or both. See "Use of Proceeds."

EXPANSION PLANS

    OPENING OF NEW STORES: The Company plans to open new stores in the seven western states in which General Textiles and Factory 2-U currently operate. During the fiscal year ended January 27, 1996, General Textiles opened eight new stores. The November 1995 acquisition of Factory 2-U resulted in the addition of 29 stores. In fiscal 1997, the Company plans to open up to 19 new stores (which may increase to as many as 25 stores if the Offering is completed), of which eight have been opened as of July 1, 1996. In addition, the Company has closed one store during its current fiscal year. In fiscal 1998, the Company plans to open up to an additional 19 stores (which may increase to as many as 45 stores if the Offering is completed). Average store opening expenses for fixtures, leasehold improvements and grand opening costs are approximately $100,000. The Company's cost for the initial inventory in an average new store is approximately $240,000.

    RENOVATION AND RELOCATION PROGRAM: The Company is continuing a program under which it renovates existing stores or relocates them as superior sites become available in their markets. Some of the new or relocated Family Bargain Center stores will adopt the Factory 2-U store format by expanding store size and selling housewares and domestic items. Store renovations generally include installing new fixtures, redesigning layouts and refurbishing floors and walls. The average expenditure per store renovation or relocation is $50,000. During the 1996 fiscal year, the Company renovated 21 stores and relocated one store. In fiscal 1997, the Company plans to renovate and/or relocate up to five stores. In addition, the Company intends to purchase new store fixtures for all of its stores to add to the appearance, accessibility and quantity of merchandise displayed to its customers. See "Use of Proceeds."

CUSTOMERS

    The Company's primary customers are families with annual household income of under $25,000, many of whom are employed in the agricultural sector or are blue collar workers. A significant portion of the Company's customers are of Hispanic origin or members of other ethnic groups including African-Americans, Asians and Native Americans. According to the U.S. Bureau of the Census, the Hispanic population in the states where the Company's stores are located (California, Oregon, Washington, Arizona, New Mexico, Nevada, and Texas) grew from 5.7 million in 1980 to 9.4 million in 1990, a 65% increase. The overall population for these states grew by 24% in the same period. The Hispanic population in the states where the Company's stores are located is projected to grow by 25%, from
10.6 million to 13.2 million, in the period from 1993 to 2000 (according to the U.S. Bureau of Census). The overall population for these states is projected to grow by 12% in the same period. The Census projections through 2020 reflect the Hispanic population in these states continuing to grow at approximately twice the rate of the total population.

PURCHASING

    The Company purchases merchandise from approximately 1,000 domestic manufacturers, jobbers, importers and other vendors. Payment terms are typically net 30 days. The 10 largest vendors supply approximately 13% of the Company's merchandise. The Company continually adds new vendors and does not maintain long-term or exclusive purchase commitments or agreements with any vendor. The Company has generally not had difficulty locating and purchasing appropriate apparel and other merchandise for its stores. The Company's two merchandise managers and twelve buyers, who average over 10 years of apparel and housewares industries experience, seek to purchase in-season goods and first-run and last-run merchandise at substantial discounts to normal wholesale pricing. Management believes that there are a substantial number of additional sources of supply of first quality, off-price apparel goods and expects that it will be able to meet its increased inventory needs as the Company expands.

    Following completion of the Offering, Management believes it will be able to obtain lower prices from certain suppliers, obtain credit from a greater number of suppliers, and obtain overseas merchandise at lower prices by using letters of credit to purchase directly from overseas vendors.

    IN-SEASON GOODS. Unlike traditional department stores and discount retailers, which primarily purchase merchandise in advance of the selling season (for example, back-to-school clothing is purchased by March), the Company purchases approximately 70% of its merchandise in-season. In-season purchases generally represent close-outs of vendors' excess inventories remaining after the traditional wholesale selling season and are often created by other retailers' order cancellations. Such merchandise is typically available at prices below wholesale. Management believes that such in-season buying practices are well suited to the Company's customers, who tend to make purchases on an as-needed basis later into a season. The Company's in-season buying practice is facilitated by its ability to process and ship merchandise through its distribution center to its stores, usually within two or three days of receipt from the vendor, and to process a large number of relatively small purchase orders. Management believes that General Textiles and Factory 2-U are desirable customers for vendors seeking to liquidate inventory because they can take immediate delivery of large quantities of in-season goods. Furthermore, the Company rarely requests markdown concessions, advertising allowances or special shipping and packing procedures, insisting instead on the lowest possible price.

    FIRST-RUN AND LAST-RUN MERCHANDISE. Approximately 10% of the Company's purchases consist of "first-run" and "last-run" merchandise. To ensure product consistency, manufacturers typically produce a preliminary or "first-run" of an item. Additionally, manufacturers will produce "last-runs" of certain items to fill out production schedules, maintain stock for potential customers' reorders, convert excess fabric to finished goods and keep machinery in use. Manufacturers occasionally designate such first and last runs as "irregulars" to differentiate such goods from full price merchandise or to indicate that such merchandise may contain minor imperfections (which do not affect the wearability of the items), and typically such merchandise may be purchased at prices below wholesale.

    Manufacturers ship goods directly to the Company's San Diego distribution center or, in the case of east coast vendors, to the Company through its east coast freight consolidator. Goods received at the Company's distribution center are generally shipped to its stores using independent trucking companies within two to three days of their arrival. The Company generally does not store goods from season to season.

MERCHANDISING AND MARKETING

    The Company's merchandise selection, pricing practices and store formats are designed to reinforce the concept of value and maximize customer enjoyment of the shopping experience. The Company's stores offer their customers a diverse selection of primarily first quality, in-season merchandise at prices which generally are lower than those of competing discount and regional off-price stores in their local markets. Nearly all of their merchandise carries brand name labels, including nationally recognized brands. The Company uses an everyday low price strategy with an average selling price per item of approximately $6.00 and with the prices of the most expensive goods rarely exceeding $35.00. For Family Bargain Center stores, men's, women's and children's apparel each account for approximately 30% of sales, with the remainder, approximately 10%, consisting of footwear and domestic items. For Factory 2-U stores, men's, women's and children's apparel each account for approximately 20% of sales, domestic items (such as sheets, towels and blankets) account for approximately 22% of sales, with the remainder, approximately 18% of sales, consisting of footwear, housewares and toys.

    The Company delivers new merchandise to its stores at least once per week to encourage frequent shopping trips by its customers and to maximize the rate of inventory turn. As a result of its purchasing practices, store inventory may not always include a full range of colors, sizes and styles in a particular item. Management believes, however, that price, quality and product mix are more important to the Company's customers than the availability of a specific item at a given time.

    The Company emphasizes inventory turn in its merchandising and marketing strategy. Merchandise presentation, everyday low prices, frequent store deliveries, staggered vendor shipments, promotional advertising, store-tailored distribution and prompt price reductions on slower moving items all target rapid inventory turn. The Company believes that the pace of its inventory turn leads to increased profits, reduced inventory markdowns and efficient use of capital.

    The Company's San Diego administrative headquarters receives daily store sales and inventory information from point-of-sale computers located at each of its 138 stores. This data is reported by S.K.U. (stock keeping unit), enabling management to tailor purchasing and distribution decisions. A chain-wide computer network also facilitates communications between the administrative headquarters and stores, enabling management to provide store management with immediate pricing and distribution information.

    The Company's stores are characterized by easily accessible merchandise displayed on bargain tables, hanger racks and open shelves, brightly colored pennants and signage and the playing of locally popular music. Prices are clearly marked, usually displayed in whole dollars. A comparable full retail price is often noted on price tags. Most stores display signs in Spanish and English and are staffed with bilingual store personnel. Stores have "gala" grand openings and, on occasion, feature outdoor sidewalk promotions with live music and other festive activities. To reach potential customers, in 1995 management initiated a major shift in its advertising program from use of extensive radio to the development of full-color insert tabs showing actual photos of its merchandise. These tabs, which are delivered to the consumer as newspaper inserts and marriage-mail drops, have attracted a new and broader base of customers into the stores. Other advertising programs include television and outdoor promotional activities.

    The Company's stores emphasize customer satisfaction to develop customer loyalty and generate repeat sales. If a customer is not completely satisfied with any purchase, the Company's stores will unconditionally make a full refund or exchange. Virtually all sales are for cash, although checks and credit cards are accepted. The Company does not issue its own credit card, but does offer a no-cost, full-refund layaway program. Upon the acquisition of Factory 2-U, the Company discontinued the Factory 2-U credit card. During the fiscal year 1997, management intends to implement the layaway program in the Factory 2-U stores. The layaway program is an important means for the Company's customers, many of whom do not possess credit cards, to purchase goods over time. Layaways account for approximately 10% of the Company's sales.

    Approximately 59% of the Company's sales occur in its third and fourth quarters, during the back-to-school (August and September) and Christmas (November and December) seasons. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Quarterly Results of Operations and Seasonality."

THE STORES

    The Company currently operates 138 stores located in seven western states. Stores are primarily located in rural and lower income suburban communities and, to a lesser extent, in metropolitan areas. Most stores are located in strip shopping centers, where occupancy costs are most favorable. As of July 1, 1996, store locations were as follows:

                                          STRIP
    STATE                                 CENTER   DOWNTOWN   OTHER   TOTAL
    ------------------------------------  ------   --------   -----   -----
    California..........................      54      13        8        75
    Arizona.............................      28       4        0        32
    Washington..........................       3       3        1         7
    New Mexico..........................       8       0        1         9
    Nevada..............................       4       0        0         4
    Oregon..............................       7       0        1         8
    Texas...............................       2       1        0         3
                                          ------   --------   -----   -----
                                             106      21       11       138
                                          ------   --------   -----   -----
                                          ------   --------   -----   -----

    Family Bargain Center stores range in size from approximately 2,650 square feet to approximately 35,000 square feet, with the average being approximately 11,000 square feet. Factory 2-U stores range in size from approximately 11,000 square feet to 41,000 square feet, averaging approximately 19,000 square feet. Management continually reviews the ability of stores to provide positive contributions to the Company's operating results and may elect to close stores which do not meet performance criteria. Costs associated with closing stores, consisting primarily of the recognition of remaining lease obligations and provisions to reduce assets to net realizable value, are charged to operations during the fiscal year in which the determination is made to close a store.

    The Company's stores typically employ one store manager, two assistant store managers, and seven to ten sales associates, most of whom are part-time employees. New store managers are trained in all aspects of store operations through a Management Training Program on location at stores. The average annual compensation for store managers is approximately $25,000, including a bonus of $2,000. The Company often promotes experienced assistant store managers to fill open manager positions. Other store personnel are trained on site. Training films and seminars are also utilized periodically to cover various topics, including merchandising, loss prevention and customer relations.

    The Company's store employees participate in an employee bonus pool under which they are awarded bonuses upon achieving productivity and efficiency objectives. For the twelve months ended January 27, 1996, approximately 1,168 eligible employees earned an aggregate of approximately $803,000 under the bonus program. The Company believes that the employee bonus program is an important incentive for its employees, helps reduce employee turnover and lowers costs. Employees become eligible to participate in the bonus pool after 90 days of employment.

    Management believes store opening and operating costs are low compared to those of similar retailers due to the selection of low rent store locations, a self-service format, use of basic fixtures and use of part-time employees whenever possible. The Company generally leases previously occupied sites on terms which it believes are more favorable than those available for newly constructed facilities. After signing a store lease, a store opening team prepares the store for opening by installing fixtures, signs, bargain tables, racks, dressing rooms, checkout counters, cash register systems and other items. The district manager and store manager arrange the merchandise according to the standard store layout and train new personnel before and after the store is opened. The Company selects store sites based on demographic analysis of the market area, sales potential, local competition, occupancy expense, operational fit and proximity to existing store locations. Store opening preparations generally take up to two weeks. Typical new store opening expenses for fixtures, leasehold improvements and grand opening are approximately $100,000. The Company's cost for the initial inventory in an average new store is approximately $240,000.

    The Company has an ongoing program to renovate and relocate stores. A store is renovated when management believes that an improvement to the store's physical appearance will enhance sales. Store renovations include installing new fixtures, redesigning layout and refurbishing floors and walls. Renovated stores have historically experienced increased sales, enabling the Company to rapidly recover renovation costs. A store is considered for relocation when a superior location becomes available in its market area. The average expenditure for a store renovation or relocation is $50,000.

    The Company, General Textiles and Factory 2-U maintain commercial liability, fire, theft, business interruption and other insurance policies.

COMPETITION

    The Company operates in a highly competitive marketplace. The Company's stores compete with large discount retail chains such as Wal-Mart, K-Mart, Target and Mervyn's, and with regional off-price chains, such as 50-Off Stores and MacFrugal's, some of which have substantially greater resources than the Company. They also compete with independent and small chain retailers and flea markets (also known as

"swap meets") which serve the same low and low-middle income market as the Company. Management believes that the principal competitive factors in the Company's markets are price, quality and site location and that the Company is well positioned to compete on the basis of these factors.

EMPLOYEES

    As of January 27, 1996, General Textiles and Factory 2-U employed 2,951 persons, consisting of 2,772 store employees and store field management (2,018 were part-time), 126 executives and administrative employees and 53 warehouse employees. The Company also employs 13 people in its New York executive offices who provide strategic and financial planning for the Company and corporate oversight of General Textiles and Factory 2-U.

    None of the Company's employees is subject to any collective bargaining agreements and management considers its relations with its employees to be good.

TRADEMARKS

    Except for the trade names "Family Bargain Center" and "Factory 2-U," which are federally registered trademarks, the Company, General Textiles and Factory 2-U do not utilize any other material trademarks in their business.

GOVERNMENT REGULATION

    The Company's operations are subject to various federal, state and local laws, regulations and administrative practices affecting its business, and the Company must comply with provisions regulating various matters, including equal employment and minimum wages. The Company believes that the compliance burdens and risks relating to such laws and regulations do not materially adversely affect the Company.

    Congress has approved legislation to increase the minimum wage established by Federal law. The likely effect of such legislation, if it becomes law, would be to increase the payroll expense associated with certain employees of the Company. While the Company may be able to raise prices to offset any increases in the minimum wage, there is no assurance that it will be able to do so. Nonetheless, should a rise in the minimum wage occur, any increases in payroll expense may be offset in whole or in part by a resulting increase in purchasing power available to certain customers of the Company.

DISCONTINUED OPERATIONS

    In January 1992, the Company purchased C-B/Murray Corporation, Inc. ("C-B/Murray") and Mandel-Kahn Industries, Inc. ("Mandel-Kahn"), both wholesale distribution companies, from Bastian Holdings, Inc. ("Bastian Holdings") and Kabushi Investments Limited ("Kabushi") in exchange for a controlling interest in the Company. Bastian Holdings was then owned by Benson A. Selzer, Chairman and a Director of the Company and Kabushi is owned by a trust whose beneficiaries include the children of Joseph Eiger, Executive Vice President and a Director of the Company. As a result of unexpected losses, in November 1992, C-B/Murray filed for Chapter 11 Reorganization and was liquidated. Mandel-Kahn was sold to an affiliate in June 1993 and was liquidated. The Company has no remaining involvement in the distribution business.

    From April 1992 until March 1993, the Company, through its wholly-owned subsidiary, DRS Real Estate, Inc. ("DRE"), was engaged in real estate development. The Company has no remaining involvement in the real estate business.

PROPERTIES

    The Company operates 138 retail stores located in California, Arizona, Washington, New Mexico, Oregon, Nevada and Texas, under various operating leases with third parties. The leases are separately negotiated and are not uniform. The store locations include strip centers, downtown business districts, and stand alone sites. Family Bargain Center store sizes range from approximately 2,650 square feet to approximately 35,000 square feet, averaging 11,000 square feet, while Factory 2-U store sizes range from approximately 11,000 square feet to approximately 41,000 square feet, averaging 19,000 square feet. Typical lease terms are for five years with renewal options. Approximately two-thirds of the leases are "triple net leases" under which the Company is required to pay insurance, real estate taxes and maintenance costs. Most stores have a fixed rent, although certain leases require the Company to pay minimum monthly rents and a percentage of sales in excess of a certain sales level. The current annual rent expense for the 138 stores is approximately $12.0 million.

    The headquarters of General Textiles and Factory 2-U is located in a 168,000 square foot facility at 4000 Ruffin Road, San Diego, California. This facility consists of 11,500 square feet of office space, a 6,500 square foot retail store and a 150,000 square foot warehouse and distribution center. This facility is leased for a term of 12 years expiring in September 2005. The lease provides for annual base rent at an average of $606,000 over the lease term. The 168,000 square feet currently leased includes approximately 59,000 square feet added during March 1996 and incorporated into the original lease on the same terms and conditions as the former lease.

    The executive offices of the Company are located at 315 East 62nd Street, New York, New York in space leased by the Company pursuant to a lease which expires December 31, 1998. The annual base rent under that lease is approximately $184,000.

                                   MANAGEMENT

    The following table sets forth the executive officers and directors of the Company, General Textiles, and Factory 2-U as of July 1, 1996. The Company has a classified Board of Directors, under which its nine members are divided into three classes. The term of office of each Director in a given class expires at the third annual meeting of stockholders following his election. The classification of the Board of Directors was implemented by the Company in 1994 and, accordingly, the initial terms of six of the nine directors were for less than three years.

                                                                               DIRECTOR'S
                                                                                  TERM
             NAME               AGE             PRINCIPAL POSITION               EXPIRES
- ------------------------------  ---  ----------------------------------------  -----------
John A. Selzer                  41   Chief Executive Officer, President,         1996(1)
                                      Assistant Secretary and Director
William W. Mowbray              56   Chief Financial Officer and Director;       1997
                                      President and Chief Executive Officer
                                      of General Textiles and Factory 2-U
Benson A. Selzer                75   Chairman and Director                       1997
Joseph Eiger                    65   Vice Chairman, Executive Vice President,    1996
                                      Secretary and Director
John J. Borer III               39   Director                                    1997
Edwin C. Nevis                  70   Director                                    1996(1)
Francis G. Warburton            67   Director                                    1996
Barton P. Ferris, Jr.           56   Director                                    1996(1)
H. Jurgen Schlichting           59   Director                                    1996
James M. Baker                  42   Chief Financial Officer of General
                                      Textiles and Factory 2-U
William F. Cass                 47   Vice President of Planning and Logistics
                                      of General Textiles and Factory 2-U
Denis LeClair                   46   Vice President and Divisional
                                      Merchandising Manager of General
                                      Textiles and Factory 2-U
Mary McNabb                     47   Senior Vice President and General
                                      Merchandising Manager of General
                                      Textiles and Factory 2-U

- ------------------------
(1) Although the terms of Messrs. J. Selzer, Nevis and Ferris were through 1995, in the absence of an annual meeting and their re-election or replacement, they have remained as directors until re-elected or replaced at the 1996 Annual Meeting of Shareholders, which the Company intends to hold in the Fall of 1996.

    The business experience of each of the directors and executive officers is as follows:

    JOHN A. SELZER, Chief Executive Officer, President and Director. For more than the past five years, Mr. Selzer has been engaged in merchant and investment banking and corporate management activities. His activities have concentrated on situations involving financially and/or operationally troubled companies. He has been a Director of the Company since January 1992, its Chief Executive Officer since March 1992, and its President since January 1993. He has been a Director of General Textiles since its acquisition in July 1992 (at which time it filed for Chapter 11 Reorganization and emerged from Chapter 11 Reorganization on May 28, 1993). He served as Secretary and a Director of Tyco Toys, Inc. ("Tyco"), a publicly held company, from December 1988 until July 1991. Mr. Selzer served in various capacities as an officer and director of the following companies or their affiliates, in addition to General Textiles, which filed for Chapter 11 Reorganization within the past five years: C-B/Murray Corporation, Inc. ("C/B Murray"), Mandel-Kahn, American Specialty Equipment Corp. ("American Specialty"), and Canadian's Corp. John A. Selzer is the son of Benson A. Selzer.

    WILLIAM W. MOWBRAY, Chief Financial Officer and Director of the Company and President and Chief Executive Officer of General Textiles and Factory 2-U. Mr. Mowbray has served as Chief Financial Officer of the Company since May 1994 and as a Director since November 1995. Mr. Mowbray has served as President and Chief Executive Officer of General Textiles since June 1995. Prior to being named President of General Textiles, he served as Executive Vice President and Chief Financial Officer of General Textiles since July 1991. General Textiles filed for Chapter 11 Reorganization in July 1992 and emerged from Chapter 11 Reorganization on May 28, 1993. Prior to joining General Textiles, Mr. Mowbray was employed from July 1990 to July 1991 as Chief Financial and Operating Officer for Casfam, Inc., an off-price lingerie retailer. From June 1986 through June 1990, he was an independent management consultant to retail clients. From November 1981 to June 1986, Mr. Mowbray was Senior Vice President and Chief Financial Officer of Clothestime, Inc.

    BENSON A. SELZER, Chairman and Director. Mr. Selzer has for more than the past five years been engaged in merchant and investment banking and corporate management activities. His activities have concentrated on situations involving financially and/or operationally troubled companies. He has been Chairman and a Director of the Company since January 1992. He has been a Director of General Textiles since its acquisition in July 1992 (at which time it filed for Chapter 11 Reorganization and emerged from Chapter 11 Reorganization on May 28, 1993). He was Chairman of the Board and a Director of Tyco from September 1988 until July 1991. Mr. Selzer served in various capacities as an officer and director of the following companies or their affiliates, in addition to General Textiles, which filed for Chapter 11 Reorganization within the past five years:
C-B/Murray, American Specialty, and Canadian's Corp. Benson A. Selzer is the father of John A. Selzer. Benson A. Selzer and Joseph Eiger have been business associates in a number of business ventures during the past 20 years.

    JOSEPH EIGER, Vice Chairman, Executive Vice President and Director. Mr. Eiger has been engaged, for more than the past five years, as a corporate manager and entrepreneur who has been involved in numerous acquisitions, divestitures and financings. His activities have concentrated on situations involving financially and/or operationally troubled companies. He has been Vice Chairman, Executive Vice President and a Director of the Company since January 1992. He has been a Director of General Textiles since its acquisition in July 1992 (at which time it filed for Chapter 11 Reorganization and emerged from Chapter 11 Reorganization on May 28, 1993). Mr. Eiger served in various capacities as an officer and director of the following companies or their affiliates, in addition to General Textiles, which filed for Chapter 11 Reorganization within the past five years: C-B/Murray, American Specialty and Canadian's Corp.

    JOHN J. BORER III has been a Director of the Company since July 1994. Since October 1991, Mr. Borer has been a Managing Director of Rodman & Renshaw, Inc., one of the Representatives of the Underwriters of this Offering and the representative of the Underwriters of the 1994 Preferred Stock Offering. Prior to October 1991, Mr. Borer was a Senior Vice President of Security Pacific Business Credit Inc.

    EDWIN C. NEVIS has been a Director of the Company since July 1994. Since 1991, Dr. Nevis has been the Director of Special Studies, Organizational Learning Center Systems Dynamics Group, at the Sloan School of Management at the Massachusetts Institute of Technology. From 1986 to 1991, Dr. Nevis was the Director of Executive Program Development at the Sloan School of Management. Since 1969, Dr. Nevis has also been President of Wellfleet House, Inc., a management education and development and organization development consulting firm. Dr. Nevis received his Ph.D in Industrial and Organizational Psychology from Western Reserve University in 1954.

    FRANCIS G. WARBURTON, Director. Mr. Warburton has been a Director of the Company since March 1992 and a Director of General Textiles since February 1994. He served as a Director of Nasta International Inc. from May 1987 until September 1990. He has been President of Warburton & Associates, Inc., a consulting firm specializing in mergers and acquisitions, since December 1985.

    BARTON P. FERRIS, JR. has been a Director of the Company since July 1994. Since October 1995, Mr. Ferris has been a Managing Director of Commonwealth Associates, an investment banking firm which was the Placement Agent for the 1996 Preferred Stock Offering. From 1990 to October 1995, Mr. Ferris was a Managing Director of Lepercq, De Neuflize & Co. Incorporated, a merchant banking firm, and a member of its Board of Directors. Mr. Ferris is presently a Director of Ronson Corporation.

    H. JURGEN SCHLICHTING has been a Director of the Company since November 1995. From 1986 to 1993, Mr. Schlichting served as Managing Director and Chief Executive -- North America for Westdeutsche Landesbank. Mr. Schlichting also serves as a strategic and financial advisor to the Company pursuant to an Advisory Agreement dated November 1, 1995 which expires in November 1996.

    JAMES M. BAKER has been the Chief Financial Officer of General Textiles since November, 1995 and of Factory 2-U since its acquisition by the Company in November 1995. Mr. Baker joined General Textiles in May 1991 and served as Director of Budgeting and Planning responsible for budgeting, warehousing, loss prevention, inventory control and administration. Prior to joining General Textiles, Mr. Baker was Controller for Oshman's Sporting Goods.

    WILLIAM F. CASS, has been Vice President of Planning & Logistics of General Textiles and Factory 2-U since March 1996. Prior to joining the Company Mr. Cass held positions of Managing Director and Director of New Business Development for Clothestime and also served in the capacity of Senior Vice President of Merchandising. Mr. Cass has over 25 years of retail experience in Merchandising, Planning, Distribution and General Management.

    DENIS LeCLAIR, Vice President and Divisional Merchandising Manager of General Textiles and Factory 2-U, joined General Textiles in 1991 as a buyer and since 1992 has held his current position. Mr. LeClair has over 25 years of experience in retail and has served in various buying and merchandise management positions for several department store and specialty chains.

    MARY McNABB, Senior Vice President and General Merchandising Manager of General Textiles and Factory 2-U, joined General Textiles in 1990 and before then was employed by One Price Clothing. Ms. McNabb has over 26 years of experience in retail buying and merchandising.

RECENT DEVELOPMENTS IN MANAGEMENT COMPENSATION

    In May, 1996, the Company adopted certain additions and changes to its management compensation arrangements, including among other things (i) grants of additional stock options; (ii) changes to the terms of the employment agreements with senior management; (iii) adoption of a stock appreciation bonus program as additional incentive to senior management; and (iv) adoption of an executive split dollar life insurance plan and a supplemental executive retirement plan:

    MANAGEMENT OPTIONS. The Company granted options to acquire 1,750,000 shares of Common Stock to directors, officers and other management. The exercise price of the options is $3.64 per share of Common Stock; the options vest 20% per year over five years commencing May 13, 1997 and are exercisable until five years after vesting. If a participant retires while employed by the Company, vesting will accelerate with respect to all unvested options granted to such participant.

    EMPLOYMENT AGREEMENTS AND OTHER COMPENSATION. The employment agreements of Benson A. Selzer, Joseph Eiger and William W. Mowbray were amended to (i) increase the automatic annual renewal period from three to five years, (ii) increase the eligibility of the bonus provisions for senior officers to 100% of base salary from 70% and (iii) provide for certain payments upon the death or disability of the executive. In addition, John A. Selzer's employment agreement was similarly amended to increase the automatic annual renewal period to five years and to increase the bonus eligibility to 100% of base salary.

    The Company entered into an employment agreement with William W. Mowbray replacing his previous employment agreement with General Textiles, providing for a term expiring on August 1, 2000, subject to automatic one year extensions each August unless terminated by either party. Under the agreement, Mr. Mowbray receives an adjusted base salary of $321,000 per year subject to an annual increase of 5% plus any increase in the Consumer Price Index.

    Upon Benson A. Selzer, Joseph Eiger, or William W. Mowbray reaching the ages of 78, 70 and 65, respectively, they will be entitled to enter into a consulting agreement with the Company which will run for five years providing for compensation based on 50% of the annual average of all compensation received by the consultant for the three years prior to the consultancy, but not to exceed $250,000 per annum per participant. Upon the death or disability of the executive, he or his estate will be paid an amount equal to the greater of (a) the amount of compensation that the executive would have been entitled to receive under the consulting agreement for the 12 months commencing on the date of such death or disability, or (b) the annual bonus payment that the executive would have been entitled to receive under his employment agreement for the fiscal year in which such death or disability occurs (on a prorated basis).

    STOCK APPRECIATION BONUS. The stock appreciation bonus plan for senior management provides for a bonus payable at the conclusion of every two fiscal years, with the first period commencing January 23, 1996 and concluding on January 31, 1998. The bonus will be payable in Common Stock based on the increase in the market value (based on the closing price) of the Common Stock between the opening day of the period and the last day of the period. Benson A. Selzer and Joseph Eiger will each receive a bonus equal to 2.2% of the increase and William W. Mowbray and John A. Selzer will receive a bonus equal to 1.6% and 1%, respectively, of the increase. The bonus will be payable in unregistered Common Stock. To be eligible for this bonus, the participant must be employed under an employment agreement with the Company on the last day of the bonus period (except in the event of a change of control, in which case the bonus will be calculable and payable as of the consummation of such event).

    LIFE INSURANCE AND RETIREMENT PLANS. The executive split dollar life insurance plan and supplemental executive retirement plan provides for $1.5 million split dollar life insurance policies to be purchased on the lives of Benson A. Selzer, Joseph Eiger, John A. Selzer and William W. Mowbray. The Company will pay a premium not to exceed approximately $125,000 per year under each of the policies for a period of eight years. The Company will recover the premium payments from the cash value in the policies at the end of 20 years or at the death of the insured if earlier.

    The supplemental executive retirement plan for Benson A. Selzer, Joseph Eiger and William W. Mowbray provides for an annual retirement income payment of $200,000 for life plus one year, with the first payment occurring no sooner than the later of (i) December 31, 2003 and (ii) five years after the retirement of the beneficiary (at which time such person's consulting agreement with the Company shall have expired). Vesting will be at the rate of 20% ($40,000 of the annual benefit) per year commencing on the first anniversary of the adoption of the plan; however, if the executive is employed under an employment agreement as of his retirement date, he will become fully vested at that time.

                           DESCRIPTION OF DEBENTURES

GENERAL

    The Debentures will be general obligations of the Company issued under an Indenture (the "Indenture") between the Company and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee").

    The Company will pay interest on the Debentures at the rate per annum shown on the cover page of this Prospectus to the persons who are registered holders
of Debentures at the close of business on the               or
                                              -------------    -------------
next preceding each interest payment date. Interest will initially accrue from
             , 1996 and the first interest payment date will be January 31,
- ------------
1997. Thereafter, interest will be payable semiannually in arrears on January 31 and July 31 of each year. The Company may pay principal and interest by its check and may mail an interest check to a holder's registered address. The
Debentures mature on             , 2006 and will be issued only in registered
                     -----------
form, without coupons, in the aggregate principal amount of not more than $40,000,000 ($46,000,000 if the Underwriters' overallotment option is exercised in full) in denominations of $1,000 and integral multiples thereof. Debentureholders must surrender Debentures to the Paying Agent to collect principal payments.

    The Debentures are subordinate in right of payment to Senior Indebtedness of the Company, as described under "-- Subordination," are convertible into Common Stock, as described under "-- Conversion" and are redeemable, as described under "-- Optional Redemption." The Indenture does not limit Senior Indebtedness or any other Indebtedness, secured or unsecured.

    The terms of the Debentures include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Act") as in effect on the date of the Indenture. The Debentures are subject to all such terms, and Debentureholders are referred to the Indenture and the Act for statement of them. This summary makes use of terms defined in the Indenture and is qualified in its entirety by reference to the Indenture. All references to "Section," "Article" or "Paragraph" in this section refer to the applicable Section or Article of the Indenture or the applicable Paragraph in the form of Debenture included in the Indenture, as the case may be. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    The Company will enter into an appropriate agency agreement with any Paying Agent or Registrar not a party to the Indenture; initially, IBJ Schroder Bank & Trust Company will act as Paying Agent and Registrar (Section 2.03). The Company may change the Paying Agent or Registrar without notice to the Debentureholders (Section 2.03).

CONVERSION

    The holder of any Debenture will be entitled at any time prior to the close of business on the business day immediately preceding the maturity date of the Debentures, to convert the Debenture, or portions thereof which are in denominations of at least $1,000 or integral multiples thereof, into shares of Common Stock, at the Conversion Price set forth on the cover page of this Prospectus, subject to adjustment as described below. No payment or adjustment will be made on conversion of any Debenture for interest accrued thereon or dividends on any Common Stock issued on conversion (Section 11.01). The Company is not required to issue fractional shares of Common Stock upon conversion of Debentures and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the day next preceding the day the Debenture is submitted for conversion (Section 11.03). In the case of Debentures called for redemption, conversion rights will expire at the close of business on the fifth business day prior to the redemption date (Section 11.01). The Company will at all times keep available the maximum number of shares of Common Stock needed to effect conversion of the Debentures (Section 11.05).

    The Conversion Price may be adjusted from time to time if any of the events
described below occur after             . If the Company (i) pays a dividend or
makes a distribution on its Common Stock in shares of its Common Stock, (ii) subdivides its outstanding Common Stock or (iii) combines its outstanding Common Stock, the Conversion Price will be adjusted so that the holder of a Debenture surrendered for conversion receives the number of shares of Common Stock which the holder would have owned if the Debenture had been converted prior to the first such event. If the Company issues rights or warrants to the holders of Common Stock to purchase Common Stock within 60 days at less than the Conversion Price at the record date for such rights or warrants, the Conversion Price will be reduced to give effect to the issuance of the shares subject to the rights or warrants (but will be readjusted to the extent that rights or warrants are not exercised). If the Company distributes to the holders of its Common Stock any shares of capital stock of the Company other than Common Stock, any assets, securities, rights or warrants (other than rights or warrants which must be exercised within 60 days), the Conversion Price will be reduced to take account of the fair market value of the assets, securities, rights or warrants. If the Company issues any equity or debt securities (other than upon exercise of warrants and options existing on the date of this Prospectus and shares issued pursuant to Management stock options) which are convertible into or exchangeable for shares of Common Stock ("Convertible Securities") at less than the Conversion Price when the Convertible Securities are issued, the Company will be deemed to have issued the maximum number of shares of Common Stock into which the Convertible Securities may be converted and no further adjustment to the Conversion Price will be made when the Convertible Securities are converted. If the Company issues or sells any Common Stock (other than upon exercise of warrants and options existing on the date of this Prospectus and shares issued pursuant to management stock options) at a price per share less than the Conversion Price, the Conversion Price will be adjusted. If the outstanding shares of Common Stock are reclassified or as a result of a merger, the Debentures will become convertible into the kind and amount of securities, cash or other assets which the holders of the Debentures would have owned immediately after the transaction if the holders had converted the Debentures immediately before the effective date of the transaction (Section 11.04).

REDEMPTION

    The Debentures are not entitled to be redeemed out of a sinking fund and there is no other requirement of mandatory redemption before the Debentures mature. The Company, at its option, may redeem all, but not less than all, of
the Debentures upon 30 days written notice at    % of their principal amount,
plus accrued and unpaid interest, at any time after September   , 1998, provided
the closing price of the Common Stock on 20 out of 30 consecutive trading days ending not more than 10 days prior to the date the notice of redemption is given is at least 137.5% of the Conversion Price then in effect. In addition, the Company may redeem all or any portion of the Debentures on or after September
  , 1999 upon 30 days written notice at the following prices (expressed as percentages of the principal amount):

                         TWELVE MONTHS
                         BEGINNING SEPTEMBER  PERCENTAGE
                         -------------------  ----------
                         1999...............     107%
                         2000...............     105%
                         2001...............     103%
                         2002-thereafter....     100%

    SELECTION. In the event of redemption of less than all of the Debentures, selection of the Debentures for redemption will be made by the Trustee by a method the Trustee considers fair and appropriate (Section 3.02).

SUBORDINATION

    The payment of the principal of, premium, if any, and interest on, the Debentures, is subordinated in right of payment, as set forth in the Indenture, to the prior payment when due of the principal of and premium, if any, and interest on all Senior Indebtedness. Upon maturity of any Senior Indebtedness, payment in full must be made on such Senior Indebtedness before any payment is made on or in respect of the Debentures (Section 10.02). During the continuance of any event of default with respect to Senior Indebtedness entitling the holders thereof to accelerate the maturity thereof, no payment may be made by the Company upon or in respect of the Debentures, unless the holders of the Senior Indebtedness fail to accelerate its maturity within 120 days after the event of default occurs (Section 10.03). Upon any distribution of the assets of the Company as a result of dissolution or liquidation, all Senior Indebtedness will be paid before any payment is made or any assets distributed to the Debentureholders. If the Trustee or the Debentureholders receive any such distribution before all Senior Indebtedness is paid, that payment will be held in trust and paid over to the holders of Senior Indebtedness (Section 10.04).

    "Senior Indebtedness" of the Company means the principal of, premium, if any, and unpaid interest and additional amounts due on (a) all indebtedness of the Company for borrowed money (including any indebtedness secured by a mortgage or other lien which is (i) given to secure all or part of the purchase price of the property which is subject to the mortgage or lien, whether given to the vendor of that property or to another, or (ii) existing on property at the time it is acquired by the Company); (b) all indebtedness of the Company evidenced by notes, debentures, bonds or other securities sold by the Company for money or issued by the Company in exchange for Senior Indebtedness; (c) all lease obligations of the Company which are capitalized on the books of the Company in accordance with generally accepted accounting principles; (d) all indebtedness of others of the kinds described in either clauses (a) or (b) and all lease obligations of the kind described in clause (c) assumed or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase (which may be contingent); and (e) all renewals, extensions, refundings, deferrals, amendments or modifications of indebtedness of the kinds described in clauses (a), (b) and (d) and all renewals or extensions of lease obligations of the kinds described in clauses (c) or (d); unless, the applicable instrument or lease, or document by which the Company assumes or guarantees a particular indebtedness or lease obligation, expressly states that the indebtedness or lease obligation is not Senior Indebtedness with regard to the Debentures. Notwithstanding the foregoing, Senior Indebtedness will not include any Indebtedness or lease obligations of the Company to a subsidiary (Section 10.01).

    Because the Company is a holding company that conducts business through the Operating Subsidiaries, the Debentures are effectively subordinated to all existing and future obligations of the Operating Subsidiaries. Any right of the Company to participate in any distribution of the assets of any of the Operating Subsidiaries upon liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the holders of the Debentures to participate in those assets) will be subject to the claims of the creditors (including trade creditors) of such subsidiary, except to the extent that claims of the Company itself as a creditor of such subsidiary may be recognized, in which case the claims of the Company would still be subordinate to any indebtedness of such subsidiary which is secured by a prior lien, or otherwise is senior to, that held by the Company. On April 27, 1996, approximately $64.5 million of indebtedness, leases and other obligations (including trade payables) of the Operating Subsidiaries (not including obligations held by the Company) was outstanding.

    Because the Company is a holding company, the Company's cash flow and consequent ability to meet its debt obligations are primarily dependent upon the earnings of the Operating Subsidiaries, and on payments from them to the Company. The Operating Subsidiaries are not obligated to the Debentureholders to pay any amounts due pursuant to the Debentures or to make funds available therefor in the form of dividends or advances to the Company. The Operating Subsidiaries do, however, have obligations with regard to that portion of their indebtedness which is held by the Company.

SATISFACTION AND DISCHARGE OF THE INDENTURE

    The Company at any time may terminate its obligations under the Indenture to pay an installment of principal or interest if it deposits with the Trustee money or U.S. Government Obligations sufficient to pay the installment when due. The Company at any time may terminate all of its obligations (other than with regard to conversion into Common Stock of the Debentures which have not been redeemed or matured) under the Debentures and the Indenture if it deposits with the Trustee money or U.S. Government Obligations sufficient to pay principal and interest on the Debentures to redemption or maturity. "U.S. Government Obligations" means (i) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States. (Article 8).

MERGER, CONSOLIDATION, OR SALE OF ASSETS

    The Company may not consolidate or merge with, or transfer all or substantially all of its assets to, another corporation, person or entity unless the successor assumes all the obligations of the Company under the Debentures and the Indenture and unless certain other conditions are met, including the requirements that, after giving effect thereto, the resulting corporation shall have a consolidated net worth which is not less than that of the Company immediately prior to such merger, consolidation, or sale of assets. (Article 5).

CERTAIN OTHER COVENANTS

    Subject to certain exceptions, the Company may not declare or pay any dividend or make any distribution to the holders of its capital stock or redeem or purchase any of its capital stock, warrants or options if an Event of Default (as defined below) has occurred and is continuing, or if the dividend, redemption or purchase would result in the total sum being expended since July 31, 1996 exceeding (a) 50% of the net income of the Company and its subsidiaries since July 31, 1996, plus (b) the net proceeds from the sale of capital stock and the principal amount of debt securities (including Debentures) converted into capital stock of the Company after July 31, 1996 (Section 4.07); provided, however that this provision will not restrict the Company from (i) paying
required dividends on its Series A Preferred Stock or (ii) using up to $      to
redeem or purchase shares of Series A Preferred Stock from time to time for not more than the redemption price of the Series A Preferred Stock (or, before the Series A Preferred Stock becomes redeemable, its liquidation value).

    The Company will not, and will not permit any subsidiary (including the Operating Subsidiaries) to, enter into any agreement which precludes the subsidiary from paying dividends, making distributions, making payments with regard to taxes or paying reasonable management or other fees to the Company (collectively, the "Payments"), other than (i) agreements (including securities or debt instruments) which existed on July 31, 1996, (ii) agreements regarding extensions, refinancings, renewals or replacements of indebtedness which existed on July 31, 1996, provided the terms of those agreements with respect to Payments are not less favorable to the Debentureholders than the provisions of the agreements in effect on July 31, 1996 relating to the indebtedness which is being extended, refinanced, renewed or replaced, or (iii) agreements relating to subsidiaries acquired after July 31, 1996 which are in effect when those subsidiaries are acquired by the Company (or a subsidiary) and were not entered into in anticipation of such acquisition ("New Subsidiary Agreements") or agreements regarding extensions, refinancings, renewals or replacements of such agreements, or new agreements, provided the terms of those agreements with respect to Payments are not less favorable to the Debentureholders than the least favorable of terms contained in any of the agreements referred to in (i) or (ii) above, or in any New Subsidiary Agreement.

EVENTS OF DEFAULT AND REMEDIES

    An Event of Default is defined as (i) a default for 30 days in payment of interest on the Debentures, (ii) a default in payment when due of principal and premium, if any, (iii) failure by the Company for 90 days after notice to comply with any of its other agreements in the Indenture or the Debentures, (iv) certain events of bankruptcy or insolvency (Section 6.01). If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Debentures may declare all the Debentures to be due and payable immediately. Subject to certain limitations, holders of a majority in principal amount of the outstanding Debentures may waive an Event of Default and its consequences. (Section 6.04 and Section 9.02) Holders of the Debentures may not enforce the Indenture or the Debentures except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Debentures may direct the Trustee in its exercise of any trust or power (Article 6). The Trustee may refuse to take any action requested by the Debentureholders unless the Trustee receives indemnity satisfactory to it (Section 7.01(e)).

AMENDMENTS, SUPPLEMENTS AND WAIVERS

    The Indenture or the Debentures may be amended or supplemented by the Company and such amendment or supplement may be signed by the Trustee, and compliance with any provision of the Indenture or the Debentures may be waived by the Trustee, without notice to or consent of any holder of Debentures if such change or waiver would not adversely affect the rights of any holder (Section
9.01 and Section 9.06). In addition, the Indenture or the Debentures may be amended or supplemented, and compliance with any provision of the Indenture or the Debentures may be waived, without notice to any holder of Debentures if the holders of a majority in principal amount of the outstanding Debentures consent or waive compliance. Without the consent of each holder affected, however, an amendment, supplement or waiver, may not: (i) reduce the amount of Debentures whose holders must consent to an amendment, supplement or waiver; (ii) reduce the rate or extend the time for payment of interest on any Debenture; (iii) reduce the principal of or extend the fixed maturity of any Debenture; (iv) reduce the redemption price; (v) make any Debenture payable in money other than that stated in the Debenture; or (vi) impair the right to convert any Debenture into Common Stock (Section 9.01).

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company is authorized to issue up to 80,000,000 shares of Common Stock, $.01 par value per share. On July 30, 1996, there were 4,696,037 shares of Common Stock issued and outstanding. All shares of Common Stock have equal voting rights and have one vote per share on all matters to be voted upon by stockholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and nonassessable shares. Cumulative voting in the election of directors is not allowed, which means that subject to the limited voting rights of the holders of the Series A Preferred Stock, the holders of a majority of the outstanding shares represented at any meeting at which a quorum is present will be able to elect all the directors then subject to election if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. On liquidation of the Company, each holder of Common Stock is entitled to receive a pro rata share of the Company's assets, if any, available for distribution to holders of Common Stock after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any of the Company's Preferred Stock that may be outstanding at that time. All outstanding shares of Common Stock are, and all shares of Common Stock issued on conversion of Series A Preferred Stock will be, fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue 7,500,000 shares of Series A Preferred Stock, $.01 par value per share, and has authorized the issuance of up to 4,500,000 shares of Series A Preferred Stock and 25,000 shares of Series A Junior Participating Preferred Stock (the "Junior Preferred"). The only outstanding shares of Preferred Stock of the Company as of July 30, 1996 were 3,727,415 shares of Series A Preferred Stock, not including 153,846 shares of Series A Preferred Stock which have been pledged by the Company to secure certain obligations of the Company under the Mandel-Kahn Settlement and which the Company has agreed to sell to non-affiliates by September 30, 1996 for an aggregate purchase price of $807,690. The proceeds of this sale will be used to satisfy the obligation which they secure.

    Holders of shares of Series A Preferred Stock are not entitled to vote except (i) with respect to the creation, authorization or issuance of capital stock ranking senior to or in parity with the Series A Preferred Stock (on which they vote separately as a single class), (ii) in the event that the Company shall have failed to pay any four quarterly dividend payments in full, (iii) on certain mergers and sales of assets and (iv) as otherwise required by law. The holders of the Series A Preferred Stock are entitled to receive when, as and if declared by the Board of Directors out of funds legally available as prescribed by statute, cumulative dividends at the rate of $.95 per share per year, payable quarterly on April 30, July 31, October 31 and the last Friday of January of each year, to the holders of record. Each share of Series A Preferred Stock is convertible at any time prior to redemption, into that number of shares equal to the liquidation preference of the share of Series A Preferred Stock ($10.00) divided by the adjusted conversion price ($3.6396 as of the date of this Prospectus, so that each share of Series A Preferred Stock is convertible into
2.748 shares of Common Stock). The Company may, at its option, redeem all, but not less than all, of the shares of Series A Preferred Stock upon 30 days written notice at any time on or after July 21, 1997, at a redemption price of $10.00 per share, plus accumulated and unpaid dividends, provided that for 20 consecutive trading days ending not more than 10 days prior to the date of the notice of redemption, the closing sale price of the Common Stock is at least 137.5% of the conversion price then in effect. In addition, on or after July 21, 1998, the Company may redeem all or any portion of the shares of Series A Preferred Stock at per share prices commencing at $10.70 from July 21, 1998 to July 20, 1999 and declining over time to $10.00 commencing July 21, 2003.

    Shares of Preferred Stock issued in the future could have conversion rights which may result in the issuance of additional shares of Common Stock which could dilute the interests of the holders of Common Stock, Series A Preferred Stock and Debentures. Such shares could also have voting rights and liquidation preferences which are senior to the rights and preferences of the Series A Preferred Stock and Common

Stock. Additionally, such shares could have dividend rates and redemption or other provisions which could adversely affect the Company's ability to pay dividends on the Series A Preferred Stock and Common Stock or prohibit payment of such dividends. Such shares could also be issued, under certain circumstances, in an attempt to prevent a takeover of the Company, and such issuance could adversely impact holders of Common Stock, Series A Preferred Stock and Debentures who might convert and vote in favor of a proposed merger, tender offer or similar transaction.

OPTIONS AND WARRANTS

    As of July 30, 1996, there were outstanding 2,571,500 Redeemable Class D Common Stock Purchase Warrants (assuming the separation of the 4,200 warrants not yet separated from the Units in which they were originally issued) ("Class D Warrants"). Each Class D Warrant entitles the holder to purchase one-sixth of one share of Common Stock at a price of $15.00 per share of Common Stock at any time until September 15, 1996 (unless earlier redeemed by the Company).

    The Class D Warrants are redeemable by the Company at a redemption price of $.06 per Warrant, upon 30 days notice given at any time if the last sale price per share of the Common Stock for 20 consecutive trading days ending not more than 10 days prior to the date notice of redemption is given equals or exceeds 120% of the exercise purchase price therefor (i.e., $18.00). If the Company gives a redemption notice, a holder would be forced either to exercise his Warrant within 30 days of the notice of redemption or accept the redemption price.

    In addition, as of July 30, 1996, there were outstanding 298,925 additional warrants (collectively with the Class D Warrants, the "Warrants") of the Company expiring between July 1996 and December 1998 at exercise prices ranging from $9.00 to $16.20 per share; 15,000 warrants expiring in 1998 may be exercised at the market price of the Company's Common Stock at the time such warrants are exercised.

    The Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price in certain events, such as stock dividends and distributions, stock splits and recapitalizations. The holder of a Warrant will not possess any rights as a stockholder of the Company unless and until such holder exercises the Warrant.

    In addition, as of July 30, 1996, options to purchase up to 844,918 shares of Common Stock have been granted to officers, directors and employees of the Company and the Operating Subsidiaries and are outstanding and vested (or will vest within three months of the date of this Prospectus). Options to purchase an additional 1,764,668 shares of Common Stock have been granted but do not vest until between May 1997 and May 2001. All but 64,584 of the options (which have higher exercise prices) have exercise prices of between $1.375 and $3.64 per share of Common Stock.

SHAREHOLDERS' RIGHTS PLAN

    In December 1995, the Company distributed a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock of the Company. All shares of Common Stock issued between that date and November 27, 2000 (or an earlier Distribution Date, as defined) (including Shares of Common Stock issued upon conversion of Debentures) will be accompanied by Rights. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Junior Preferred at a price of $9.00 per one one-thousandth of a Junior Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), between the Company and Corporate Stock Transfer, Inc. (the "Rights Agent").

    Currently, the Rights are included in the certificates representing outstanding shares of Common Stock, and no separate Right Certificates (as hereinafter defined) have been distributed. The Rights will separate from the Common Stock on the earliest to occur of (i) the first date of public announcement that a person or "group" has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 business days (or such later date as the Board may determine) following a person's or group's ("Acquiring Person") commencement of, or announcement of an intention to commence, a tender offer or exchange offer for 15% or more of the outstanding shares of Common Stock (the earliest of such dates being called the "Distribution Date"). The first date of public announcement that a person or group has become an Acquiring Person is the "Shares Acquisition Date."

    The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of a summary of rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York City time, on November 27, 2000, unless earlier redeemed by the Company as described below.

    In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer), each holder of a Right will have (subject to the terms of the Rights Agreement) the right (the "Flip-in Right") to receive upon exercise the number of shares of Common Stock, or, in the discretion of the Board of Directors, one one-thousandths of a Junior Preferred Share (or, in certain circumstances, other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "Permitted Offer" is a tender or exchange offer for all outstanding Common Stock which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a majority of Disinterested Directors (as defined) to be adequate and otherwise in the best interests of the Company, its stockholders and its other relevant constituencies.

    In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate, if in such transaction all holders of Common Stock are not treated alike, then each holder of a Right (except for voided Rights) shall have the right (the "Flip-Over Right") to receive, upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

    The Purchase Price payable, and the number of one-thousandths of a Junior Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain events to prevent dilution.

    Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1000 times the dividend declared per Common Stock. In the event of liquidation, the holders of Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share; thereafter, and after the holders of the Common Stock receive a liquidation payment of $0.001 per share, holders of the Junior Preferred Shares and the holders of the Common Stock will share the remaining assets in the ratio of one thousand to 1 (as adjusted) for each Junior Preferred Share and share of Common Stock so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each Junior Preferred Share will be entitled to receive one thousand times the amount received per share of Common Stock.

    The Company has the right to redeem the Rights at any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and, in addition, under certain circumstances, after the triggering of the Flip-in Right.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the company, including, without limitation, the right to vote or to receive dividends . While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Section 203 of the Delaware General Corporation law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the Board of Directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the Board of Directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person, who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

    Corporate Stock Transfer, Inc., 370 Seventeenth Street, Suite 2350, Denver, Colorado 80202, is transfer agent and registrar for the Common Stock and the Series A Preferred Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general summary of certain material United States federal income tax considerations relevant to the purchase, ownership, disposition and conversion of Debentures to the purchasers thereof and the ownership and disposition of the Common Stock received upon the conversion of the Debentures. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not address the considerations that may be applicable to particular classes of holders, including financial institutions, broker-dealers, tax-exempt organizations, banks and insurance companies. In addition, this summary is limited to persons that will hold the Debentures and the Common Stock as "capital assets" within the meaning of
Section 1221 of the Code. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a holder's decision to purchase the Debentures.

    ALL POTENTIAL PURCHASERS OF DEBENTURES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE OF DEBENTURES, OF THE OWNERSHIP, CONVERSION AND DISPOSITION OF DEBENTURES AND THE OWNERSHIP AND DISPOSITION OF COMMON STOCK RECEIVED UPON THE CONVERSION OF THE DEBENTURES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

U.S. HOLDERS

    INTEREST AND ORIGINAL ISSUE DISCOUNT ON DEBENTURES. Payments of interest on the Debentures will be taxable to holders thereof at the time that such payments are accrued or received, depending on whether the holder uses the accrual or cash method of accounting for federal income tax purposes.

    In accordance with Sections 1271 through 1275 of the Code and the final Treasury Regulations promulgated thereunder, a debt instrument bears original issue discount ("OID") if its "stated redemption price at maturity" exceeds its "issue price" by more than a de minimis amount. The "issue price" of the Debentures for federal income tax purposes will be the first price at which a substantial amount of the Debentures are sold for money. The Company believes that the issue price of the Debentures will not be less than its "stated redemption price at maturity" and thus there should be no OID with respect to the Debentures.

    PREMIUM AND MARKET DISCOUNT. A U.S. Holder of a Debenture purchased at a premium (i.e., a cost greater than its principal amount), excluding any amount attributable to the conversion privilege, may amortize such premium. Special rules may require the amount of premium and the amortization thereof to be determined with reference to the optional redemption price and date.

    If a U.S. Holder of a Debenture purchases the Debenture at an amount that is less than its principal amount, the Debenture generally will be considered to bear "market discount" in the hands of such U.S. Holder. In such case, gain realized by the U.S. Holder on the sale, exchange, or retirement, and unrealized appreciation on certain nontaxable dispositions, of the Debenture generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Debenture while held by such U.S. Holder and to the extent it has not previously been included in income (pursuant to an election by the U.S. Holder to include such market discount in income as it accrues). In general terms, market discount on a Debenture will be treated as accruing on a straight-line basis over the term of such Debenture, or, at the election of the U.S. Holder, under a constant yield method. However, market discount is deemed not to exist if the market discount is less than a statutorily defined de minimis amount.

    CONVERSION OF DEBENTURES. A U.S. Holder of a Debenture will not recognize gain on the conversion of Debentures into Common Stock except to the extent cash is received in lieu of a fractional share. The tax basis for the Common Stock received upon such conversion will be equal to the tax basis of the Debentures converted (reduced by the portion of such basis allocable to any fractional Common Stock interest paid in cash). A holder generally will recognize gain (or loss) upon a conversion to the extent that any cash paid in lieu of a fractional share of Common Stock exceeds (or is less than) its tax basis in such fractional share. The holding period for the Common Stock generally will include the holding period of the Debentures converted.

    If a Debenture as to which there is accrued market discount is converted into shares of Common Stock, such accrued market discount will carry over to the shares of Common Stock (to the extent that such accrued market discount has not been included in income), and any gain realized upon the subsequent disposition of such shares of Common Stock will, to the extent of such accrued market discount, be taxable as ordinary interest income.

    DIVIDENDS ON SHARES OF COMMON STOCK. Distributions with respect to the shares of Common Stock will be treated as dividends and taxable as ordinary income to the extent that the distributions are made out of either the Company's
(i) current or (ii) accumulated earnings and profits. To the extent that a distribution is not made out of the Company's current or accumulated earnings and profits, the distribution will first constitute a nontaxable return of capital reducing the holder's adjusted tax basis in the shares of Common Stock held and then, to the extent the distribution exceeds such basis, will result in a gain from the sale or exchange of such stock.

    In calculating their taxable income, corporate stockholders will generally be eligible to claim a dividend received deduction (currently 70% of the amount of the dividend for most corporate stockholders) with respect to distributions that are treated as dividends on the shares of the Common Stock. However, complex rules apply which may cause disallowance or limitation of the dividends received deduction under circumstances described in the Code.

    In addition, because the Company presently has a deficit in accumulated earnings and profits for United States federal income tax purposes, in general, unless the Company generates earnings and profits each year in an amount at least equal to the amount of dividends payable on the shares of Common Stock (and all other stock ranking senior thereto or pari passu therewith), all or part of the distributions made by the Company on the shares of Common Stock will be treated as returns of capital rather than dividends eligible for the dividends-received deduction available to corporations. Moreover, in computing the alternative minimum tax, corporation stockholders may be required to make certain adjustments in calculating their alternative minimum taxable income. Corporate stockholders should consult their own tax advisors as to the possible application of these provisions, including recent proposed legislation which, if enacted, could reduce the dividend received deduction to 50% and modify certain other requirements.

    SALE OR EXCHANGE OF DEBENTURES OR SHARES OF COMMON STOCK. In general, the U.S. Holder of a Debenture (or the shares of Common Stock into which it was converted) will recognize gain or loss upon the sale, redemption, retirement or other disposition of the Debenture or on the sale or other disposition of shares of Common Stock measured by the difference between the amount realized and the U.S. Holder's tax basis in the Debenture or shares of Common Stock. A U.S. Holder's tax basis in a Debenture generally will equal the cost of the Debenture to the U.S. Holder increased by the amount of market discount, if any, previously taken into income by the U.S. Holder or decreased by any premium theretofore amortized by the U.S. Holder with respect to the Debenture. For the basis and holding period of shares of Common Stock, see "U.S. Holders -- Conversion of Debentures." Except to the extent treated as ordinary income under the market discount rules, the gain or loss on such disposition of the Debentures or shares of Common Stock will be capital gain or loss; the capital gain or loss will be long-term capital gain or loss if the holding period of the Debentures or shares of Common Stock is more than one year at the time of such disposition.

    ADJUSTMENT OF CONVERSION PRICE. Pursuant to Treasury Regulations promulgated under Section 305 of the Code, a holder of a Debenture will be treated as having received a constructive distribution from the Company upon an adjustment in the conversion price of the Debentures if (i) as a result of such adjustment, the proportionate interest of such holder in the assets or earnings and profits of the Company were increased and (ii) the adjustment was not made pursuant to a bona fide, reasonable antidilution formula. An adjustment in the conversion price would not be considered made pursuant to such a formula if the adjustment was made to compensate for certain taxable distributions with respect to the stock into which the Debentures are convertible. Thus, under certain circumstances, a decrease in the conversion price for the Debentures may be taxable to a holder as a dividend to the extent of the current or accumulated earnings and profits of the Company. In addition, the failure to adjust fully the conversion price of the Debentures to reflect distributions of stock dividends with respect to the Common Stock (or rights to acquire Common Stock) may result in a taxable dividend to the holders of the Common Stock and holders of rights to acquire Common Stock.

    BACKUP WITHHOLDING. A holder of a Debenture or Common Stock issued upon conversion of a Debenture may be subject to backup withholding at a rate of 31% with respect to dividends or interest on, or the proceeds of a sale, exchange, or redemption of, such Debenture or Common Stock, as the case may be, unless (i) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules.

FOREIGN HOLDERS

    As used herein, "Foreign Holders" means persons who are not, for U.S. federal income tax purposes, citizens or residents of the United States or who, as to the United States, are foreign corporations, foreign partnerships or foreign estates or trusts.

    ALL FOREIGN HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE OF DEBENTURES, OF THE OWNERSHIP, CONVERSION AND DISPOSITION OF THE DEBENTURES AND THE OWNERSHIP AND DISPOSITION OF COMMON STOCK RECEIVED UPON THE CONVERSION OF THE DEBENTURES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

    PAYMENTS ON DEBENTURES. Subject to the discussion of backup withholding below, payments of principal and interest on a Debenture by the Company or its agent (in its capacity as such) to a beneficial owner that is a Foreign Holder will not be subject to United States federal withholding tax; provided that (a) such person does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,
(b) such person is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, (c) such person is not a bank that acquired its Debenture in consideration of an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (d) either (i) the beneficial owner certifies to the Company or its agent, under penalties of perjury, in a suitable form that it is a Foreign Holder and provides its name and address or (ii) a qualifying securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and that holds the Debenture certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner in a suitable form by it or by a qualifying intermediary and furnishes the payor with a copy thereof.

    If a beneficial owner of a Debenture who is a Foreign Holder is engaged in a trade or business within the United States and interest on the Debenture is effectively connected with the conduct of such trade or business, such beneficial owner may be subject to United States federal income tax on such interest at ordinary federal income tax rates on a net basis (in which case the branch profits tax may also apply if the holder is a foreign corporation).

    CONVERSION OF DEBENTURES. A Foreign Holder will generally receive the treatment described above under "U.S. Holders -- Conversion of Debentures". To the extent such a holder receives cash in lieu of fractional shares of Common Stock, such payment may be subject to the rules described below under "Sale or Exchange of Debentures or Shares of Common Stock".

    DIVIDENDS ON SHARES OF COMMON STOCK. Generally, any dividends paid on shares of Common Stock received upon the conversion of a Debenture (including any constructive dividends, if any, as a result of an adjustment of the conversion price, see the "U.S. Holders -- Adjustment of Conversion Price") will be subject to United States federal withholding tax at a rate of 30% of the amount of the dividend, or at a lower rate provided in an applicable treaty. However, if the dividend is effectively connected with a United States trade or business of a Foreign Holder, it will be subject to United States income tax at ordinary rates on a net basis (in which case the branch profits tax may also apply if such holder is a foreign corporation), rather than the 30% withholding tax.

    Under current Treasury Regulations, a holder's status as a Foreign Holder and eligibility for a tax treaty reduced rate of withholding will be determined by reference to the holder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of withholding, unless facts and circumstances indicate that reliance is not warranted.

    SALE OR EXCHANGE OF DEBENTURES OR SHARES OF COMMON STOCK. Subject to the discussion of backup withholding below, any capital gain realized upon a sale or exchange of a Debenture (including upon retirement of a Debenture) or Common Stock issued upon conversion of a Debenture by a beneficial owner who is a Foreign Holder ordinarily will not be subject to United States federal income tax unless (i) such gain is effectively connected with a trade or business conducted by such Foreign Holder within the United States (in which case the branch profits tax may also apply if the holder is a foreign corporation), (ii) in the case of a Foreign Holder that is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale or exchange and certain other conditions are met or
(iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes (which the Company does not believe it has been or is currently) and such Foreign Holder has held, directly or constructively, more than 5% of the outstanding Common Stock within the five-year period ending on the date of the sale or exchange, and no treaty exception is applicable.

    ADJUSTMENT OF CONVERSION PRICE. A Foreign Holder of a Debenture will be treated as having received a constructive distribution from the Company upon an adjustment in the conversion price of the Debentures if (i) as a result of such adjustment, the proportionate interest of such holder in the assets or earnings and profits of the Company were increased and (ii) the adjustment was not made pursuant to a bona fide, reasonable antidilution formula. An adjustment in the conversion price would not be considered made pursuant to such formula if the adjustment was made to compensate for certain taxable distribution with respect to the stock into which the Debentures are convertible. Thus, under certain circumstances, a decrease in the conversion price for the Debentures may be taxable to a holder as a dividend to the extent of the current or accumulated earnings and profits of the Company. In addition, the failure to adjust fully the conversion price of the Debentures to reflect distributions of stock dividends with respect to the Common Stock (or rights to acquire Common Stock) may result in a taxable dividend to the holders of the Common Stock and holders of rights to acquire Common Stock. Any constructive distribution to a Foreign Holder of a Debenture or shares of Common Stock may be subject to the U.S. withholding tax provisions discussed above with respect to payments of dividends on Shares of Common Stock.

    FEDERAL ESTATE TAXES. Debentures beneficially owned by an individual who at the time of death is neither a citizen nor a resident of the United States will not be subject to United States federal estate tax as a result of such individual's death, provided that at the time of death the income from the Debentures was not or would not have been effectively connected with the conduct by such individual of a trade or business within the United States and that such individual qualified for the exemption from United States federal withholding tax (without regard to the certification requirements) interest that is described above under "Payments on Debentures."

    Common Stock that is beneficially owned by an individual who is neither a citizen nor a resident of the United States at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. Information reporting on IRS Form 1099 and backup withholding at a rate of 31% will not apply to payments of principal and interest made by the Company or a paying agent to a Foreign Holder on a Debenture if the certification described in clause (d) under "-- Payments on Debentures" above is received, provided that the payor does not have actual knowledge that the holder is a United States person. However, interest on a Debenture owned by a holder that is a non-United States person may be required to be reported annually on IRS Form 1042S.

    Payments of the proceeds from the sale by a Foreign Holder of a Debenture or Common Stock issued upon conversion of a Debenture made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Debenture or Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

                                  UNDERWRITING

    The underwriters named below (the "Underwriters"), represented by Rodman & Renshaw, Inc. and Cruttenden Roth Incorporated, the representatives of the Underwriters (the "Representatives"), have severally, and not jointly, agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), between the Company and the Underwriters, to purchase from the Company, and the Company has agreed to sell to each underwriter, the respective principal amount of Debentures set forth opposite their names below.

                                                                              PRINCIPAL AMOUNT
UNDERWRITERS                                                                   OF DEBENTURES
- ----------------------------------------------------------------------------  ----------------
Rodman & Renshaw, Inc.......................................................   $
Cruttenden Roth Incorporated................................................   $





    TOTAL...................................................................   $   40,000,000
                                                                              ----------------
                                                                              ----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters are subject to certain conditions and the approval of certain legal matters by their counsel and various other conditions. The nature of the Underwriters' obligations are such that they are committed to purchase all of the Debentures if any are purchased.

    The Underwriters have advised the Company that they propose initially to offer the Debentures directly to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of    % of the principal amount. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of    % of the
principal amount of the Debentures to certain other dealers. After the initial public offering, the offering price concession and reallowance may be changed by the Representatives. The Debentures are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

    The Company has granted the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an additional $6,000,000 principal amount of Debentures to cover over-allotments, if any, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus.

    The Representatives of the Underwriters have advised the Company that they currently intend to make a market in the Debentures; however, they are not obligated to do so. Any market making may be discontinued at any time without notice.

    The Company has agreed to pay to the Representatives a non-accountable expense allowance equal to 1% of the gross proceeds of the sale of the Debentures ($400,000, or $460,000 if the Underwriters' over-allotment option is exercised in full). As of the date of this Prospectus, the Company has paid the Representatives $100,000 of this amount.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

    Prior to this Offering, there has been no public trading market for the Debentures of the Company. The initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations will be the Company's products, results of operations, financial condition and future prospects, the experience of management, the prevailing market conditions, the market prices of securities for companies in businesses similar to that of the Company and other relevant factors. The Company has applied to have the Debentures quoted on the Nasdaq
SmallCap Market under the symbol ["        ".] There can be no assurance that an
active trading market will develop for the Debentures or that the Debentures will trade in the public market subsequent to this Offering at or above the initial public offering price. See "Risk Factors -- Market for the Debentures."

    Rodman & Renshaw, Inc., one of the Representatives, acted as the representative of the underwriters of the Company's 1994 public offering of Series A Preferred Stock and has acted as a financial advisor to the Company. John J. Borer III, a Director of the Company, is a Managing Director of Rodman & Renshaw, Inc. See "Management." In his capacity as a Director of the Company, Mr. Borer has received options entitling him to purchase up to a total of 72,500 shares of the Company's Common Stock at prices ranging from $1.375 to $3.64 per share. See "Management -- Recent Developments in Management Compensation Management -- Options."

                                 LEGAL MATTERS

    The validity of the issuance of the Debentures offered hereby and certain legal matters with respect to United States federal income tax considerations will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York. Rogers & Wells, New York, New York, will act as counsel to the Underwriters.

                                    EXPERTS

    The financial statements of Family Bargain Corporation as of January 28, 1995 and January 27, 1996 and for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996, have been included or incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Capin Mercantile Corporation (the predecessor of Factory 2-U) as of December 31, 1994, and for the year then ended, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion but includes an explanatory paragraph concerning Capin Mercantile Corporation's ability to continue as a going concern) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of Capin Mercantile Corporation as of December 31, 1993, and for each of the years in the two-year period ended December 31, 1993, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, statements and other information may be inspected and copied at the public reference facilities maintained by the Commission in the United States at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such securities, reference is hereby made to such Registration Statement, exhibits and schedules which are available for inspection without charge at the principal office of the Commission at Washington, D.C. Copies of the material containing this information may be obtained from the Commission upon payment of the prescribed fee. Statements contained in this Prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed in an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
FAMILY BARGAIN CORPORATION
Independent Auditors' Report to the Board of Directors and Stockholders of Family Bargain Corporation......        F-3
Family Bargain Corporation and Subsidiaries Consolidated Balance Sheets as of January 28, 1995 and January
 27, 1996..................................................................................................        F-4
Family Bargain Corporation and Subsidiaries Consolidated Statements of Operations for the nine months ended
 January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996........................        F-5
Family Bargain Corporation and Subsidiaries Consolidated Statements of Stockholders' Equity (Deficit) for
 the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27,
 1996......................................................................................................        F-6
Family Bargain Corporation and Subsidiaries Consolidated Statements of Cash Flows for the nine months ended
 January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996........................        F-9
Family Bargain Corporation and Subsidiaries Notes to Consolidated Financial Statements.....................       F-11
Family Bargain Corporation and Subsidiaries Consolidated Balance Sheets as of January 27, 1996 and April
 27, 1996 (Unaudited)......................................................................................       F-29
Family Bargain Corporation and Subsidiaries Consolidated Statements of Operations for the three months
 ended April 29, 1995 and April 27, 1996 (Unaudited).......................................................       F-30
Family Bargain Corporation and Subsidiaries Consolidated Statements of Cash Flows for the three months
 ended April 29, 1995 and April 27, 1996 (Unaudited).......................................................       F-31
Family Bargain Corporation and Subsidiaries Notes to Consolidated Financial Statements (Unaudited).........       F-32



                              F-1



CAPIN MERCANTILE CORPORATION (PREDECESSOR TO FACTORY 2-U, INC.)
Independent Auditors' Report to the Board of Directors of Capin Mercantile Corporation.....................       F-34
Capin Mercantile Corporation Balance Sheet as of December 31, 1994.........................................       F-35
Capin Mercantile Corporation Statement of Operations for the year ended December 31, 1994..................       F-36
Capin Mercantile Corporation Statement of Changes in Stockholders' Equity (Deficiency) for the year ended
 December 31, 1994.........................................................................................       F-37
Capin Mercantile Corporation Statement of Cash Flows for the year ended December 31, 1994..................       F-38
Capin Mercantile Corporation Notes to Financial Statements for the year ended December 31, 1994............       F-39
Independent Auditors' Report to the Board of Directors of Capin Mercantile Corporation as of December 31,
 1992 and 1993.............................................................................................       F-47
Capin Mercantile Corporation Balance Sheets as of December 31, 1992 and 1993...............................       F-48
Capin Mercantile Corporation Statements of Earnings for years ended December 31, 1992 and 1993.............       F-49
Capin Mercantile Corporation Statements of Changes in Stockholders' Equity for years ended December 31,
 1992 and 1993.............................................................................................       F-50
Capin Mercantile Corporation Statements of Cash Flows for years ended December 31, 1992 and 1993...........       F-51
Capin Mercantile Corporation Notes to Financial Statements for years ended December 31, 1992 and 1993......       F-52

    All other schedules are omitted because of the absence of conditions under which they are required or because the required information is set forth in the financial statements and notes thereto.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  Family Bargain Corporation:

    We have audited the accompanying consolidated balance sheets of Family Bargain Corporation and subsidiaries as of January 28, 1995 and January 27, 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Family Bargain Corporation and subsidiaries as of January 28, 1995 and January 27, 1996, and the results of their operations and their cash flows for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

SAN DIEGO, CALIFORNIA
APRIL 23, 1996

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     JANUARY 28, 1995 AND JANUARY 27, 1996

                                                                       1995           1996
                                                                    -----------    -----------
    ASSETS
Current assets:
  Cash...........................................................   $ 2,522,000      1,958,000
  Accounts receivable--non-trade.................................       742,000        887,000
  Layaway receivables............................................       411,000        695,000
  Merchandise inventories (note 11)..............................    19,541,000     25,874,000
  Prepaid expenses...............................................     1,124,000        776,000
                                                                    -----------    -----------
      Total current assets.......................................    24,340,000     30,190,000
Real property held for sale (notes 8 and 11).....................       --           4,500,000
Leasehold improvements and equipment, net (notes 7 and 12).......     4,922,000      9,001,000
Deferred debt issuance costs, less accumulated amortization of
$291,000 in 1995 and $592,000 in 1996............................       450,000        190,000
Other assets.....................................................       728,000        518,000
Excess of cost over net assets acquired (goodwill), less
  accumulated amortization of $1,984,000 in 1995 and $3,366,000
  in 1996 (notes 2 and 3)........................................    29,465,000     42,753,000
                                                                    -----------    -----------
                                                                    $59,905,000     87,152,000
                                                                    -----------    -----------
                                                                    -----------    -----------

    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt and capital leases
    (notes 11 and 12)............................................   $ 1,112,000      5,238,000
  Current portion of revolving credit note (note 11).............     2,000,000        --
  Accounts payable...............................................     5,544,000     17,866,000
  Accrued salaries, wages and bonuses............................     2,169,000      1,758,000
  Other accrued expenses (note 9)................................     3,417,000      5,514,000
                                                                    -----------    -----------
      Total current liabilities..................................    14,242,000     30,376,000
Revolving credit notes, less current maturities (note 11)........     5,943,000     15,159,000
Long-term debt, less current portion (note 11)...................     8,212,000      9,864,000
Deferred rent....................................................     1,444,000      1,646,000
Capital lease and other long-term obligations (notes 3 and 12)...       252,000      2,390,000
                                                                    -----------    -----------
      Total liabilities..........................................    30,093,000     59,435,000
                                                                    -----------    -----------
Stockholders' equity (notes 13, 14, 15, 17 and 18):
  Series A convertible preferred stock, $.01 par value, 4,500,000 shares authorized, 3,200,000 shares issued and outstanding,
aggregate liquidation preference of $32,000,000..................    26,981,000     26,981,000
  Common stock, $.01 par value, 80,000,000 shares authorized,
    4,506,981 shares and 3,985,393 shares issued and outstanding
    in 1995 and 1996, respectively...............................         7,000          7,000
Additional paid-in capital.......................................    19,796,000     19,763,000
Accumulated deficit..............................................   (16,972,000)   (19,034,000)
                                                                    -----------    -----------
      Net stockholders' equity...................................    29,812,000     27,717,000
                                                                    -----------    -----------
Commitments, contingencies and subsequent events (notes 2, 3, 4,
  5, 6, 11, 12, 18 and 21)
      Total liabilities and stockholders' equity.................   $59,905,000     87,152,000
                                                                    -----------    -----------
                                                                    -----------    -----------

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND
         THE TWELVE MONTHS ENDED JANUARY 28, 1995 AND JANUARY 27, 1996

                                                          1994           1995           1996
                                                       -----------    -----------    -----------
Net sales...........................................   $96,496,000    146,520,000    179,820,000
Cost of sales.......................................    63,914,000     97,085,000    117,188,000
                                                       -----------    -----------    -----------
      Gross profit..................................    32,582,000     49,435,000     62,632,000
General and administrative expenses.................    26,974,000     45,510,000     56,097,000
Amortization of excess of cost over net assets
  acquired (goodwill) (notes 2 and 3)...............       796,000      1,188,000      1,382,000
Management fees to affiliate (note 19)..............       265,000        129,000        --
                                                       -----------    -----------    -----------
      Operating income..............................     4,547,000      2,608,000      5,153,000
Interest expense and financing fees (note 11).......    (3,113,000)    (2,813,000)    (3,675,000)
Interest expense and financing fees--related parties
(note 11)...........................................      (320,000)       --             --
Other expenses, net.................................        (1,000)       --             --
                                                       -----------    -----------    -----------
      Income (loss) from continuing operations
        before income taxes, discontinued operations
        and extraordinary gain......................     1,113,000       (205,000)     1,478,000
Income taxes (note 10)..............................       --            (149,000)       --
                                                       -----------    -----------    -----------
      Income (loss) from continuing operations
        before discontinued operations and
extraordinary gain..................................     1,113,000       (354,000)     1,478,000
Discontinued operations (notes 4, 5 and 6):
  Income (loss) on disposal, net of income tax
benefit.............................................        87,000     (2,241,000)      (500,000)
                                                       -----------    -----------    -----------
  Income (loss) before extraordinary gain...........     1,200,000     (2,595,000)       978,000
Extraordinary gain, net of income taxes (note 11)...       682,000      5,251,000        --
                                                       -----------    -----------    -----------
      Net income....................................     1,882,000      2,656,000        978,000
Preferred stock dividends (note 14).................      (200,000)    (2,030,000)    (3,040,000)
                                                       -----------    -----------    -----------
      Net income (loss) applicable to common
stock...............................................   $ 1,682,000        626,000     (2,062,000)
                                                       -----------    -----------    -----------
                                                       -----------    -----------    -----------
Income (loss) applicable to common stock per common
  share and common stock equivalents:
      Income (loss) from continuing operations......         $0.30          (0.59)         (0.39)
      Income (loss) before extraordinary gain.......          0.33          (1.15)         (0.51)
      Net income (loss) applicable to common
stock...............................................          0.55           0.16          (0.51)
Income (loss) applicable to common stock per common
  share assuming full dilution:
      Income (loss) from continuing operations......          0.30          (0.59)         (0.39)
      Income (loss) before extraordinary gain.......          0.33          (1.15)         (0.51)
      Net income (loss) applicable to common
stock...............................................          0.55           0.16          (0.51)
Weighted average shares outstanding:
  Primary...........................................     3,067,464      4,008,311      4,006,420
  Fully diluted.....................................     3,069,885      4,008,311      4,006,420

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
 FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND THE TWELVE MONTHS ENDED JANUARY
                         28, 1995 AND JANUARY 27, 1996

                               PREFERRED STOCK
                    --------------------------------------
                                                                                                RETAINED
                         SERIES C            SERIES D         COMMON STOCK                      EARNINGS
                    ------------------  ------------------  -----------------     PAID-IN     (ACCUMULATED
                    SHARES    AMOUNT    SHARES    AMOUNT     SHARES    AMOUNT     CAPITAL       DEFICIT)        TOTAL
                    ------  ----------  ------  ----------  ---------  ------   -----------   ------------   -----------
Balance at April
 30, 1993..........   --    $   --        --    $   --      2,939,452  $5,000   $ 9,987,000   $(19,280,000)  $(9,288,000)
Conversion of notes
 and accrued
 interest to common
 stock.............   --        --        --        --         28,857    --         324,000        --            324,000
Common stock issued
 in connection with
 private placement
 debt..............   --        --        --        --         13,333    --          80,000        --             80,000
Repurchase of
 common stock......   --        --        --        --        (13,333)   --         (80,000)       --            (80,000)
Accrued preferred
 stock dividends...   --        --        --        --         --        --         --              (8,000)       (8,000)
Issuance of common
 stock, net........   --        --        --        --      1,100,995   2,000     6,874,000        --          6,876,000
Conversion of MKI
 guarantee to
 preferred stock
 (note 4).......... 25,000   2,500,000    --        --         --        --         --             --          2,500,000
Conversion of notes
 to preferred
 stock, net........   --        --      64,987   6,406,000     --        --         --             --          6,406,000
Common stock issued
 for consulting
 services (note
 15)...............   --        --        --        --         17,833    --         107,000        --            107,000
Common stock issued
 in exchange for
 option to purchase
 debt (note 11)....   --        --        --        --         66,667    --         400,000        --            400,000
Common stock issued
 in connection with
 purchase of
 subordinated notes
(note 11)..........   --        --        --        --        125,632    --         971,000        --            971,000
Other..............   --        --        --        --         --        --         (81,000)       --            (81,000)
Net income for the
 nine months ended
 January 29, 1994..   --        --        --        --         --        --         --           1,882,000     1,882,000
                    ------  ----------  ------  ----------  ---------  ------   -----------   ------------   -----------
Balance at January
 29, 1994.......... 25,000  $2,500,000  64,987  $6,406,000  4,279,436  $7,000   $18,582,000   $(17,406,000)  $10,089,000
                    ------  ----------  ------  ----------  ---------  ------   -----------   ------------   -----------

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT), CONTINUED
 FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND THE TWELVE MONTHS ENDED JANUARY
                         28, 1995 AND JANUARY 27, 1996

                                            PREFERRED STOCK
                ------------------------------------------------------------------------
                       SERIES A                 SERIES C                 SERIES D             COMMON STOCK
                -----------------------   ---------------------   ----------------------   ------------------     PAID-IN
                 SHARES       AMOUNT      SHARES      AMOUNT       SHARES      AMOUNT       SHARES     AMOUNT     CAPITAL
                ---------   -----------   -------   -----------   --------   -----------   ---------   ------   -----------
Balance at
 January 29,
 1994.......       --       $   --         25,000   $ 2,500,000     64,987   $ 6,406,000   4,279,436   $7,000   $18,582,000
Redemption
 of
 preferred
 stock (note
 14)........       --           --        (25,000)   (2,500,000)   (64,987)   (6,406,000)     --         --         --
Preferred
 stock
 dividends
 (note
 14)........       --           --          --          --           --          --           --         --         --
Issuance of
 preferred
 stock, net
 (note 14)..    3,200,000    26,981,000     --          --           --          --           --         --         --
Cancellation
 of
 incentive
 shares
 (note 2)...       --           --          --          --           --          --         (249,335)    --         --
Issuance of
 shares in
 lieu of
 earnout
 shares
 related to
 the
 acquisition
 of General
 Textiles
 (note 2)...       --           --          --          --           --          --          500,000     --       1,750,000
Repurchase
 of warrants
 (note
 18)........       --           --          --          --           --          --           --         --         (53,000)
Adjustment
 to common
 stock
 issued in
 connection
 with
 purchase of
 subordinated
 notes (note
 11)........       --           --          --          --           --          --          (23,120)    --        (483,000)
Net
 income.....       --           --          --          --           --          --           --         --         --
                ---------   -----------   -------   -----------   --------   -----------   ---------   ------   -----------
Balance at
 January 28,
 1995.......    3,200,000   $26,981,000     --      $   --           --      $   --        4,506,981   $7,000   $19,796,000
                ---------   -----------   -------   -----------   --------   -----------   ---------   ------   -----------


                RETAINED
                EARNINGS
                (ACCUMU-
                 LATED
                DEFICIT)        TOTAL
              ------------   -----------
Balance at
 January 29,
 1994.......  $(17,406,000)  $10,089,000
Redemption
 of
 preferred
 stock (note
 14)........       --         (8,906,000)
Preferred
 stock
 dividends
 (note
 14)........    (2,222,000)   (2,222,000)
Issuance of
 preferred
 stock, net
 (note 14)..       --         26,981,000
Cancellation
 of
 incentive
 shares
 (note 2)...       --            --
Issuance of
 shares in
 lieu of
 earnout
 shares
 related to
 the
 acquisition
 of General
 Textiles
 (note 2)...       --          1,750,000
Repurchase
 of warrants
 (note
 18)........       --            (53,000)
Adjustment
 to common
 stock
 issued in
 connection
 with
 purchase of
 subordinated
 notes (note
 11)........       --           (483,000)
Net
 income.....     2,656,000     2,656,000
              ------------   -----------
Balance at
 January 28,
1995........  $(16,972,000)  $29,812,000
              ------------   -----------

                        FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT), CONTINUED
       FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND THE TWELVE MONTHS ENDED JANUARY
                                28, 1995 AND JANUARY 27, 1996

                            PREFERRED STOCK
                        -----------------------
                                                                                       RETAINED
                               SERIES A              COMMON STOCK                      EARNINGS
                        -----------------------   ------------------     PAID-IN     (ACCUMULATED
                         SHARES       AMOUNT       SHARES     AMOUNT     CAPITAL       DEFICIT)        TOTAL
                        ---------   -----------   ---------   ------   -----------   ------------   -----------
Balance at January 28,
 1995.................  3,200,000   $26,981,000   4,506,981   $7,000   $19,796,000   $(16,972,000)  $29,812,000
Preferred stock
 dividends (note
 14)..................     --           --           --        --          --          (3,040,000)   (3,040,000)
Purchase of treasury
 shares...............     --           --          (22,916)   --          (33,000)       --            (33,000)
Cancellation of
 incentive shares
 (notes 2 and 13).....     --           --         (498,672)   --          --             --            --
Net income............     --           --           --        --          --             978,000       978,000
                        ---------   -----------   ---------   ------   -----------   ------------   -----------
Balance at January 27,
 1996.................  3,200,000   $26,981,000   3,985,393   $7,000   $19,763,000   $(19,034,000)  $27,717,000
                        ---------   -----------   ---------   ------   -----------   ------------   -----------
                        ---------   -----------   ---------   ------   -----------   ------------   -----------

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND
         THE TWELVE MONTHS ENDED JANUARY 28, 1995 AND JANUARY 27, 1996

                                                        1994            1995            1996
                                                    ------------    ------------    ------------
Cash flows from operating activities:
  Income (loss) from continuing operations.......   $  1,113,000        (354,000)      1,478,000
  Adjustments to reconcile income (loss) to net
    cash provided by (used in) continuing
    operations:
    Depreciation and amortization................      1,186,000       2,229,000       3,285,000
    Amortization of debt discount................      1,281,000       1,167,000       1,555,000
    Interest payable converted to preferred
      stock......................................        423,000         --              --
    Loss on disposal of equipment................          5,000         232,000          74,000
    Gain on revaluation of subordinated notes....        --              --             (822,000)
    Excess of straight-line rent over cash
      payments...................................        243,000         796,000         202,000
    Decrease (increase) in merchandise
      inventories................................     (2,766,000)     (4,064,000)        124,000
    Decrease (increase) in non-trade accounts
    receivable, prepaid expenses, other current
      assets and other assets....................       (116,000)       (945,000)     (7,647,000)
    Decrease (increase) in layaway receivables...        178,000         124,000        (284,000)
    Increase (decrease) in accounts payable......        696,000        (690,000)      5,365,000
    Increase (decrease) in accrued salaries,
      wages and bonuses..........................        (17,000)        463,000      (1,431,000)
    Increase (decrease) in other accrued expenses
      and other current liabilities..............     (1,229,000)     (1,558,000)      2,377,000
                                                    ------------    ------------    ------------
        Net cash provided by (used in) continuing
          operations.............................        997,000      (2,600,000)      4,276,000
                                                    ------------    ------------    ------------
  Income (loss) from discontinued operations.....         87,000      (2,241,000)       (500,000)
  Adjustments to reconcile income (loss) to net
    cash provided by (used in) discontinued
    operations:
    Income taxes allocated to discontinued
      operations.................................        --             (346,000)        --
    Decrease (increase) in net assets of
      distribution business......................        --            1,775,000        (287,000)
                                                    ------------    ------------    ------------
        Net cash provided by (used in)
          discontinued operations................         87,000        (812,000)       (787,000)
                                                    ------------    ------------    ------------
Cash flows from investing activities:
  Purchase of leasehold improvements and
   equipment.....................................     (1,833,000)     (2,169,000)     (3,889,000)
  Investment in and purchase of General Textiles,
net of cash acquired.............................     (1,486,000)        --              --
  Investment in and purchase of Factory 2-U, net
    of cash acquired.............................        --              --             (520,000)
  Purchase of subordinated notes.................       (557,000)        --              --
  Purchase of option to retire debt at a
    discount.....................................       (400,000)        --              --
                                                    ------------    ------------    ------------
        Net cash used in investing activities....     (4,276,000)     (2,169,000)     (4,409,000)
                                                    ------------    ------------    ------------
Cash flows from financing activities:
  Borrowings on revolving credit notes...........    113,381,000     165,750,000     210,613,000
  Payments on revolving credit notes.............   (115,825,000)   (162,927,000)   (207,022,000)
  Proceeds from issuance of long-term note.......        --              --            1,500,000
  Payments of long-term debt.....................     (3,656,000)    (11,046,000)     (1,455,000)
  Proceeds from issuance of notes payable and
    debentures...................................      4,067,000         --              --
  Proceeds from issuance of common and preferred
    stock, net...................................      6,783,000      26,981,000         --

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)
                 FOR THE NINE MONTHS ENDED JANUARY 29, 1994 AND
         THE TWELVE MONTHS ENDED JANUARY 28, 1995 AND JANUARY 27, 1996

                                                        1994            1995            1996
                                                    ------------    ------------    ------------
  Purchase of subordinated notes.................   $    --              --              (57,000)
  Payment of deferred debt issuance costs........       (647,000)        (94,000)        (40,000)
  Purchase of stock and warrants.................        (80,000)     (8,959,000)        (33,000)
  Payments of capital lease obligations..........        --             (214,000)       (110,000)
  Payments of preferred stock dividends..........        --           (2,222,000)     (3,040,000)
                                                    ------------    ------------    ------------
        Net cash provided by financing
          activities.............................      4,023,000       7,269,000         356,000
                                                    ------------    ------------    ------------
Net increase (decrease) in cash..................        831,000       1,688,000        (564,000)
Cash at the beginning of the period..............          3,000         834,000       2,522,000
                                                    ------------    ------------    ------------
Cash at the end of the period....................   $    834,000       2,522,000       1,958,000
                                                    ------------    ------------    ------------
                                                    ------------    ------------    ------------
Supplemental disclosures of cash flow
  information:
    Cash paid during the period for interest.....   $  1,536,000       1,669,000       1,783,000
    Cash paid for income taxes...................        --              502,000         --
Supplemental disclosures of non-cash investing
  and financing activities:
    Conversion of preferred stock and accrued
      dividends to private placement notes.......   $    958,000         --              --
    Conversion of notes and accrued interest to
      common stock...............................        324,000         --              --
    Conversion of promissory notes to debt.......      1,250,000         --              --
    Conversion of Batra note to debt.............        775,000         --              --
    Conversion of private placement notes and
      accrued interest to preferred stock........      6,499,000         --              --
    Conversion of subordinated debentures to
      private placement notes....................        498,000         --              --
    Conversion of bank guaranty to note payable
      (note 4)...................................      1,000,000         --              --
    Conversion of bank guaranty to preferred
      stock (note 4).............................      2,500,000         --              --
    Issuance of common stock for consulting
      services (note 15).........................        107,000         --              --
    Issuance of common stock for option to retire
      debt at a discount (note 11)...............        400,000         --              --
    Issuance of common stock for General
      Textiles' debt (note 11)...................        971,000         --              --
    Accrued interest exchanged for preferred
      stock......................................        423,000         --              --
    Refinancing of General Textiles' long-term
      debt (note 11).............................     13,604,000         --              --
    Investment in General Textiles financed by
      issuance of note payable (note 2)..........        554,000         --              --
    Acquisition of equipment financed by capital
      leases (note 12)...........................        --              547,000         123,000
    Common stock issued in lieu of contingent
      common stock (note 2)......................        --            1,750,000         --
    Exercise of option to extinguish subordinated
      debt and term note (note 11)...............        --              800,000         --
    Issuance of note payable for Mandel-Kahn
      settlement (note 21).......................        --              --            1,000,000
    Issuance of note payable to former
      shareholders of Factory 2-U (notes 3 and
      11)........................................        --              --              625,000

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

    Family Bargain Corporation and subsidiaries (the Company) operates off-price retail apparel and housewares stores in the western and southwestern United States.

  Principles of Consolidation

    The accompanying consolidated financial statements as of January 27, 1996 and for the twelve months then ended include the accounts of Family Bargain Corporation and subsidiaries which include its wholly-owned subsidiaries, General Textiles, Factory 2-U, Inc. (Factory 2-U) (beginning November 10, 1995) and DRS Real Estate, Inc. (DRE). As of and for the twelve months ended January 28, 1995, the wholly-owned subsidiaries included General Textiles and DRS Real Estate, Inc. As of and for the nine months ended January 29, 1994, the wholly-owned subsidiaries included General Textiles (beginning May 30, 1993), DRS Real Estate, Inc., Diversified Retail Services, Inc., CB/Camelot Acquisition Corp. and CB/Murray Corporation, Inc.

    All significant intercompany accounts have been eliminated in consolidation.

  Fiscal Year

    The Company uses a 52/53 week year ending on the Saturday nearest January
31. The Company changed its reporting period from April 30 to the Saturday nearest January 31, as of January 29, 1994. Accordingly, the Company is reporting results of operations for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996.

  Merchandise Inventory

    Inventory is stated at the lower of cost or market determined using the retail inventory method on a first-in, first-out flow assumption. In addition, consistent with industry practice, the Company capitalizes certain warehousing and warehouse to store distribution costs. At both January 28, 1995 and January 27, 1996, such costs included in inventory were approximately $1,000,000.

  Leasehold Improvements and Equipment

    Leasehold improvements and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments at the date of acquisition. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the related asset or the lease term, generally five to seven years.

  Deferred Debt Issuance Costs

    Deferred debt issuance costs are amortized using the effective interest method over the terms of the related debt.

  Excess of Cost Over Net Assets Acquired (Goodwill)

    Excess of cost over net assets acquired (goodwill) is amortized on a straight-line basis over the expected periods to be benefited, generally 25 years. The Company assesses the recoverability of this intangible asset by determining whether amortization of the goodwill balance can be recovered through

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

undiscounted future operating cash flows of the acquired entity over its remaining life. The amount of goodwill impairment, if any, is measured based on projected discounted future results using the Company's average cost of funds. The recoverability of goodwill could be impacted if estimated future operating cash flows are not achieved.

  Other Assets

    Other assets consist principally of rental deposits on leased stores.

  Store Closing Costs

    Costs associated with closing stores, consisting primarily of lease obligations and provisions to reduce assets to net realizable value, are charged to operations upon the decision to close a store.

  Pre-opening Costs

    New stores' opening costs, including promotions, training and other direct incremental store opening costs, are capitalized and amortized using the straight-line method over the first twelve months of operation.

  Income Taxes

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Fair Value of Financial Instruments

    The carrying amounts of all receivables, payables and accrued balances approximate fair value due to the short-term nature of such instruments. The carrying amount of the revolving credit notes approximates fair value due to the floating rate on such instruments. Because the remainder of the long-term debt is evaluated each year based on expected debt repayment (Note 11), it is not practical to estimate the fair value of such instruments due to the potential volatility in repayment amounts.

  Use of Estimates

    Management of the Company made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Income (Loss) per Common Share

    Income (loss) per common share is based on the weighted average number of shares of common stock outstanding. Common stock equivalents, which include outstanding warrants and options, were

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

not included when their effects would be anti-dilutive. Weighted average shares and earnings per share amounts for 1994 have been restated to give retroactive effect to the one-for-six reverse stock split (Note 13). Weighted average shares and earnings per share amounts have been restated for 1994 and 1995 to give retroactive effect to the cancellation of contingent shares during fiscal 1995 and 1996 (Note 2).

    The following table presents information necessary to calculate earnings per common share for the nine months ended January 29, 1994 and the twelve months ended January 28, 1994 and January 27, 1996:

                                                              1994          1995          1996
                                                           ----------    ----------    ----------
Weighted average shares outstanding:
  Primary...............................................    3,067,464     4,008,311     4,006,420
  Fully diluted.........................................    3,069,885     4,008,311     4,006,420
Income (loss):
  Income (loss) from continuing operation...............   $1,113,000      (354,000)    1,478,000
  Income (loss) from discontinued operations............       87,000    (2,241,000)     (500,000)
  Extraordinary gain....................................      682,000     5,251,000        --
                                                           ----------    ----------    ----------
    Net income..........................................    1,882,000     2,656,000       978,000
Less preferred stock dividends..........................     (200,000)   (2,030,000)   (3,040,000)
                                                           ----------    ----------    ----------
  Income (loss) applicable to common stock..............   $1,682,000       626,000    (2,062,000)
                                                           ----------    ----------    ----------
                                                           ----------    ----------    ----------
Income (loss) applicable to common stock per common
  share:
Continuing operations...................................   $     0.30         (0.59)        (0.39)
Discontinued operations.................................         0.03         (0.56)        (0.12)
Extraordinary gain......................................         0.22          1.31        --
                                                           ----------    ----------    ----------
Net income (loss) applicable to common stock per common
  share.................................................   $     0.55          0.16         (0.51)
                                                           ----------    ----------    ----------
                                                           ----------    ----------    ----------
Net income (loss) applicable to common stock per common
  share, fully diluted..................................   $     0.55          0.16         (0.51)
                                                           ----------    ----------    ----------
                                                           ----------    ----------    ----------

  Advertising Costs

    Advertising costs are charged to expense as incurred.

  Reclassifications

    Certain prior period amounts have been reclassified to conform their presentation to the 1996 consolidated financial statements.

(2) ACQUISITION OF GENERAL TEXTILES

    On December 31, 1992, the Company purchased from Batra, Inc. (Batra), a company controlled by the principal stockholders of the Company, approximately 79% of the common stock of FBS Holdings Inc. (FBS), the immediate parent of General Textiles prior to bankruptcy, and 88% of the

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(2) ACQUISITION OF GENERAL TEXTILES--(CONTINUED)

Class B preferred stock of FBS, for the following consideration: (i) $775,000 for reimbursement of expenses incurred by Batra and the assumption of all of Batra's obligations $554,000 in connection with its acquisition of FBS, (ii) $2,000,000 face amount of the Company's old Series A Preferred Stock, which was subsequently converted into 193,798 shares of common stock (the FBS Sales Shares), and (iii) up to a maximum of $10,000,000 of additional consideration, payable in shares of the Company's common stock, based on an average per share trading price for 60 days prior to the calculation date, based on the earnings of General Textiles before interest, taxes, depreciation and amortization, as defined, during the twelve months ended April 30, 1995. Concurrent with the offering of new Series A Preferred Stock (Note 14), which was completed in July 1994, the Batra stockholders agreed to waive rights to the additional consideration payable in common stock in exchange for 500,000 shares of the Company's common stock. This resolution increased the excess of cost over net assets acquired (goodwill) and increased paid-in capital by $1,750,000.

    Under the original stock purchase agreement, the principal stockholders of the Company and a member of management received shares of common stock of the Company which were subject to cancellation if certain earnings levels were not achieved. Of the 997,342 shares granted, 498,670 shares were surrendered and canceled as of January 28, 1995. The remaining 498,672 shares were surrendered and canceled during fiscal 1996.

    Because General Textiles was operating under the control of the Bankruptcy Court, the Company was unable to exercise significant control over the financial and business operations of General Textiles. Accordingly, the Company's investment was accounted for using the cost method for the twelve months ended April 30, 1993. The Company's investment in General Textiles was carried on the cost basis pending effectiveness of the plan of reorganization (the Plan). On May 28, 1993, the Plan was declared effective and General Textiles emerged from Chapter 11. Under the terms of the Plan, the Company contributed $3,000,000 in equity to General Textiles and the Company's ownership of General Textiles increased to 100%. As a result, the consolidated financial statements at January 29, 1994 and for the nine months then ended, include the accounts of General Textiles on a fully consolidated basis commencing on May 29, 1993, the date the Company achieved control, and for the period from May 30, 1993 through January 29, 1994. For financial statement reporting purposes, the transaction is considered to have occurred on May 29, 1993, the closest accounting period-end to the confirmation date.

    The acquisition was accounted for under the purchase method of accounting. All acquired assets and liabilities were recorded at their estimated fair market values on May 29, 1993, with the excess purchase price over the net fair market value allocated to goodwill. Major classes of assets acquired included cash, merchandise inventory, prepaid expenses, deposits, and property and equipment. Major classes of liabilities assumed included accounts payable, accrued compensation, accrued expenses, sales tax payable, and debt.

(3) ACQUISITION OF FACTORY 2-U

    On November 13, 1995, the Company acquired Capin Mercantile Corporation, an off-price clothing and housewares retailer operating in the southwestern United States. The name of Capin Mercantile Corporation was changed to Factory 2-U. The acquisition was accounted for under the

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(3) ACQUISITION OF FACTORY 2-U--(CONTINUED)

purchase method of accounting. The results of operations of Factory 2-U have been included in these consolidated financial statements from November 11, 1995, the end of the closest accounting period.

    The purchase price consisted of the following:

Cash paid to former shareholders at closing....................   $  625,000
Promissory notes issued to former shareholders.................      625,000
Estimated acquisition expenses.................................    1,050,000
                                                                  ----------
Total cost of acquisition......................................   $2,300,000
                                                                  ----------
                                                                  ----------

    All acquired assets and liabilities of Factory 2-U have been recorded at their estimated fair market values on November 10, 1995, with the excess of the purchase price of $2,300,000 over the net tangible book deficit of $12,370,000 allocated to goodwill acquired of $14,670,000.

    The Company issued three promissory notes to the former shareholders of Factory 2-U, a $125,000 note (the Downpayment Note), a $500,000 note (the Absolute Note) and a note with a settlement value contingent upon the net proceeds or appraised value of certain real property acquired in connection with the acquisition (Note 11). The Absolute Note remains outstanding at January 27, 1996 (Note 11).

    In connection with the acquisition of Factory 2-U, trade accounts payable of Factory 2-U were rescheduled to twenty-four monthly installments. The rescheduled trade payables are reflected in the accompanying consolidated balance sheet at net present value. The unpaid balance of the rescheduled trade accounts payable at January 27, 1996 follows:

Rescheduled payables, gross...................................   $  4,455,000
Less discount, at 11.5%.......................................       (425,000)
                                                                 ------------
                                                                    4,030,000
Less current portion (included in accounts payable)...........     (2,209,000)
                                                                 ------------
Rescheduled payables, long-term (included in other long-term
obligations)..................................................   $  1,821,000
                                                                 ------------
                                                                 ------------

    The following table sets forth the Company's pro forma unaudited consolidated statement of operations for the twelve-month periods ended January 28, 1995 and January 27, 1996. The pro forma consolidated statements of operations give effect to the consolidation of Factory 2-U, elimination of sales and cost of sales related to Factory 2-U stores no longer in operation, elimination of Factory 2-U general and administrative expenses that have been eliminated subsequent to acquisition, the adjustment of general and administrative expenses to reflect additional expenses incurred to support the Factory 2-U chain, the adjustment of interest expense and financing fees to reflect the debt structure of the consolidated entity, and the recognition of the amortization of the excess of cost over the fair value

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(3) ACQUISITION OF FACTORY 2-U--(CONTINUED)

of assets acquired with all transactions treated as though the acquisition had occurred at January 30, 1994.

                                                   PRO FORMA       PRO FORMA
                                                      1995           1996
                                                  ------------    -----------

Net sales......................................   $214,583,000    220,084,000
Loss before extraordinary gain.................     (3,794,000)    (4,020,000)
Net income (loss)..............................      1,457,000     (4,020,000)
Loss applicable to common stock................       (573,000)    (7,060,000)
Loss applicable to common stock per
  common share.................................   $      (0.14)         (1.76)

(4) DISCONTINUED OPERATIONS--DISTRIBUTION BUSINESS

    The Company divested its Distribution Business (Distribution Business), which was comprised of the operations of MKI Acquisition, Mandel-Kahn, CB/Camelot and CB/Murray, prior to April 30, 1993. Those operations have been accounted for as discontinued operations in these consolidated financial statements.

    On December 7, 1993, the Company settled a $3,500,000 liability related to the guaranty of certain Mandel-Kahn debt by issuing a $1,000,000 three-year term note bearing interest at 8 1/2% per annum, payable quarterly, and $2,500,000 in Series C Preferred Stock. At January 28, 1995 and January 27, 1996, $750,000 and $250,000, respectively, was outstanding on the term note.

    Since April 30, 1993, all of CB/Murray's remaining assets other than accounts receivable and preference claims have been liquidated, collection of unliquidated accounts receivable and pending preference claims have been pursued. During the nine months ended January 29, 1994, CB/Murray collected outstanding accounts receivable and preference claims, and reduced senior secured bank debt by $692,000.

    During 1995 and 1996, the Company continued to litigate the cases related to the Distribution Business. Accordingly, the accompanying consolidated statements of operations includes a loss on disposal of discontinued operations of approximately $2,400,000 and $500,000 related to legal expenses and other costs in 1995 and 1996, respectively (Note 21).

(5) DISCONTINUED OPERATIONS--RETIREMENT COMMUNITIES

    The Company has discontinued operations of two retirement communities projects, White Horse and Oakmont. The Company's only activity relating to these entities has been the payment of legal expenses, the collection of remaining receivables and the liquidation of remaining liabilities. The Company was obligated for $368,000 at January 28, 1995 and $401,000 at January 27, 1996 under a line of credit collateralized by a priority lien on the marketing fee due from White Horse and the development and marketing fees due from Oakmont. Principal amounts are payable solely from proceeds of such marketing and development fees.

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(5) DISCONTINUED OPERATIONS--RETIREMENT COMMUNITIES--(CONTINUED)

    The net assets of the retirement communities businesses as of January 28, 1995 and January 27, 1996 are as follows:

                                                            1995       1996
                                                          --------    -------

Other receivables--fees................................   $368,000    401,000
                                                          --------    -------
Long-term debt.........................................    368,000    401,000
Other liabilities......................................      --         --
                                                          --------    -------
Total liabilities......................................    368,000    401,000
                                                          --------    -------
    Net assets.........................................   $  --         --
                                                          --------    -------
                                                          --------    -------

    Through January 28, 1995 and January 27, 1996, the Company maintained a reserve for uncollectibility sufficient to reduce the net book value of the retirement communities to zero.

(6) ERIN RENTALS LIMITED

    In March 1993, DRE sold a beneficial interest in the stock of Erin Rentals Limited (Erin), a British Virgin Islands corporation, back to its original owner. In consideration, a $3,000,000 promissory note was canceled and DRE received a secured three-year note for $327,000. The $327,000 note is secured by a pledge of the beneficial interest in the stock of Erin and has priority over all other debt obligations of Erin, except Erin's secured bank debt.

    The Company is negotiating with Erin to extend repayment terms of the promissory note. Management expects the note to be collected at the end of three years with interest payments over that term.

(7) LEASEHOLD IMPROVEMENTS AND EQUIPMENT

    Leasehold improvements and equipment consist of the following:

                                                        1995           1996
                                                     -----------    ----------

Furniture, fixtures and equipment.................   $ 3,294,000     7,718,000
Leasehold improvements............................     1,775,000     2,928,000
Transportation and equipment......................       140,000       175,000
Equipment under capital leases....................       547,000       670,000
Construction in progress..........................       250,000       187,000
                                                     -----------    ----------
                                                       6,006,000    11,678,000
Less accumulated depreciation and amortization....    (1,084,000)   (2,677,000)
                                                     -----------    ----------
                                                     $ 4,922,000     9,001,000
                                                     -----------    ----------
                                                     -----------    ----------


                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(8) LAND AND BUILDING HELD FOR SALE

    In connection with the Factory 2-U acquisition, the Company acquired certain real property. This property is held for sale and is carried at estimated fair value, net of estimated disposition costs, of $4,500,000.

(9) OTHER ACCRUED EXPENSES

    Other accrued expenses as of January 28, 1995 and January 27, 1996 consist of the following:

                                                          1995         1996
                                                       ----------    ---------
Sales tax payable...................................   $  430,000    2,402,000
Accrued acquisition expenses........................       --          378,000
Other--current......................................      368,000    1,027,000
Accrued advertising.................................      301,000      368,000
Litigation proceeds payable.........................       --          122,000
Deferred rent--current portion......................      110,000      176,000
Accrued interest....................................       93,000      163,000
Accrued legal and professional fees.................    2,057,000      765,000
Contingent rent.....................................       58,000      113,000
                                                       ----------    ---------
                                                       $3,417,000    5,514,000
                                                       ----------    ---------
                                                       ----------    ---------

(10) INCOME TAXES

    The principal temporary differences that give rise to significant portions of the consolidated deferred tax assets and liabilities, excluding the amount attributable to net operating loss carryforwards, are presented below:

                                                             1995          1996
                                                          ----------    ----------
Deferred tax assets:
  Net operating loss carryforwards.....................   $6,090,000     6,090,000
  Compensated absences and bonuses, principally due to
accruals for financial reporting purposes..............      622,000       311,000
  Assets held for sale and other purchased assets......       --           603,000
  Excess of deferred straight-line rent over amount
accruable for tax purposes.............................      624,000       729,000
  Inventory sold on layaway and other reserves.........      111,000       184,000
  Accrual for contingent liabilities related to
    discontinued operations............................    1,013,000       541,000
                                                          ----------    ----------
  Total gross deferred tax assets......................    8,460,000     8,458,000
  Less valuation allowance.............................   (8,057,000)   (8,121,000)
                                                          ----------    ----------
    Net deferred tax assets............................   $  403,000       337,000
                                                          ----------    ----------
                                                          ----------    ----------
Deferred tax liabilities:
  Inventory reserves, prepaid expenses and layaway
receivables............................................   $  342,000       194,000
  Leasehold improvements and equipment, principally due
    to differences in depreciation recognized on fixed
assets.................................................       61,000       143,000
                                                          ----------    ----------
    Net deferred tax liabilities.......................   $  403,000       337,000
                                                          ----------    ----------
                                                          ----------    ----------

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(10) INCOME TAXES--(CONTINUED)
    The Company has established a valuation allowance attributable to lack of historical earnings and annual limitations on the usage of net operating loss carryforwards.

    During the twelve months ended January 28, 1995 and January 27, 1996, the valuation allowance, which represents deferred tax assets that may not be realized by the reversal of future taxable temporary differences, decreased by $1,424,000 and increased by $64,000, respectively.

    Income taxes attributable to income from continuing operations, discontinued operations and extraordinary item consist of:

                                                  CONTINUING    DISCONTINUED    EXTRAORDINARY
                                                  OPERATIONS     OPERATIONS         ITEM          TOTAL
                                                  ----------    ------------    -------------    -------
Twelve months ended January 28, 1995:
U.S. Federal...................................    $ 101,000      (276,000)        255,000        80,000
State and local................................       48,000       (70,000)        337,000       315,000
                                                  ----------    ------------    -------------    -------
                                                   $ 149,000      (346,000)        592,000       395,000
                                                  ----------    ------------    -------------    -------
                                                  ----------    ------------    -------------    -------

    Due to the full valuation of net deferred tax assets, there are no deferred taxes allocable to loss from continuing operations, loss on disposal of discontinued operations or the extraordinary gain for the twelve months ended January 28, 1995 and January 27, 1996.

    The difference between the "expected" income tax expense (benefit) computed by applying the U.S. federal income tax rate of 34% to net income from continuing operations for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996 to actual expense is a result of the following:

                                                                 1994         1995        1996
                                                               ---------    --------    --------
Computed "expected" tax expense (benefit)...................   $ 378,000     (70,000)    503,000
Amortization of goodwill....................................     271,000     404,000     470,000
Change in valuation allowance...............................      --        (273,000)     64,000
Impact of purchase accounting adjustments...................      --           --       (603,000)
Debt forgiveness permanent difference.......................      --           --       (279,000)
State income taxes, net of federal income tax benefit.......      --          48,000       --
Net operating loss carryforward utilization.................    (664,000)      --          --
Other, net..................................................      15,000      40,000    (155,000)
                                                               ---------    --------    --------
                                                               $  --         149,000       --
                                                               ---------    --------    --------
                                                               ---------    --------    --------

    The difference between the "expected" income tax benefit computed by applying the U.S. federal income tax rate of 34% to loss from discontinued operations for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996 to actual is a result of the following:

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(10) INCOME TAXES--(CONTINUED)

                                                                  1994        1995        1996
                                                                 -------    --------    --------
Computed "expected" tax benefit...............................   $30,000    (880,000)   (170,000)
Change in valuation allowance.................................     --        604,000       --
State income taxes, net of federal income tax benefit.........     --        (70,000)      --
Net operating loss carryforward utilization...................   (30,000)      --          --
Income from continuing operations.............................     --          --        170,000
                                                                 -------    --------    --------
                                                                 $ --       (346,000)      --
                                                                 -------    --------    --------
                                                                 -------    --------    --------

    At January 27, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $17.9 million, of which approximately $3.2 million were available for use at fiscal year-end, and which begins expiring in 2007.

    The difference between the "expected" income tax expense computed by applying the U.S. federal income tax rate of 34% to extraordinary gain for the nine months ended January 27, 1994 and the twelve months ended January 28, 1995 to actual is a result of the following:

                                                                          1994         1995
                                                                        --------    ----------
Computed "expected" tax expense......................................   $232,000     1,987,000
Change in valuation allowance........................................      --       (1,755,000)
State income taxes, net of federal income tax benefit................      --          337,000
Net operating loss carryforward utilization..........................   (232,000)       --
Other, net...........................................................      --           23,000
                                                                        --------    ----------
                                                                        $  --          592,000
                                                                        --------    ----------
                                                                        --------    ----------

(11) LONG-TERM DEBT

    Long-term debt at January 28, 1995 and January 27, 1996 consists of the following:

                                                                        1995           1996
                                                                     -----------    ----------
Subordinated notes, non-interest bearing, discounted at rates ranging from 8.5% to 25%, principal payments based on excess
  cash flow, as defined...........................................   $ 8,574,000     8,782,000

Revolving credit note, interest at prime plus 2% (10.5% at both
  January 28, 1995 and January 27, 1996) payable monthly,
  principal due in November 1998..................................     7,943,000     9,948,000

Revolving credit note, interest at prime plus 2% (10.5% at January
  27, 1996) payable monthly, principal due in November 1998.......       --          5,211,000

Installment mortgage note payable to a bank, interest at prime plus 1.5% (10% at January 27, 1996) payable monthly, principal payable monthly in installments of $11,250 with a balloon
  payment of $2,284,000, due in May 1996..........................       --          2,329,000

Installment note payable to a finance company, interest at prime plus 2% (10.5% at January 27, 1996) payable monthly, principal payable monthly in installments of $37,750, final payment due in
  April 1998......................................................       --          1,198,000

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(11) LONG-TERM DEBT--(CONTINUED)

                                                                        1995           1996
                                                                     -----------    ----------
Installment note payable in settlement of lawsuit; interest at 10%
  payable commencing in February 1996; principal payable in
  installments of $41,667 per month from July 1996 to September
  1996, $83,333 in October and November 1996, with a balloon payment of $708,333 payable in December 1996, secured by 153,846 shares of Series A Convertible Preferred Stock issued to and
  held in trust subsequent to January 27, 1996....................   $   --          1,000,000

Installment note payable to the Commerce and Economic Development
  Commission of Arizona, interest at 6%, principal and interest payable in monthly installments of $4,232 with final installment
  due in December 1999, secured by certain warehouse equipment....       --            177,000

Installment note payable to the Economic Development
  Administration of Arizona, interest at 5%, principal and
  interest payable in monthly installments of $1,992 with final installment due in March 1999, secured by certain warehouse
  equipment.......................................................       --             70,000

Installment note payable to a finance company, interest at 8%, principal and interest payable in installments of $13,648, final
  balloon payment of $304,000, due in December 1998...............       --            655,000

Installment note payable to former shareholders of Factory 2-U, interest at 8.75%, principal payments of $45,455 plus accrued interest payable beginning in May 1996 and three months
  thereafter until October 1998...................................       --            500,000

Note payable to a bank, interest at 8.5% payable quarterly, final
principal payment of $250,000, due on April 30, 1996..............       750,000       250,000
                                                                     -----------    ----------
Total long-term debt..............................................    17,267,000    30,120,000
Less current maturities...........................................    (3,112,000)   (5,097,000)
                                                                     -----------    ----------
Long-term debt, net of current maturities.........................   $14,155,000    25,023,000
                                                                     -----------    ----------
                                                                     -----------    ----------

  Subordinated Notes

    General Textiles' pre-bankruptcy unsecured claims were settled through the issuance of New Subordinated Notes, Subordinated and Junior Subordinated Reorganization Notes. At January 28, 1995 and January 27, 1996, these notes are carried at $8,574,000 and $8,782,000, respectively, which are discounted at $19,092,000 and $17,539,000, respectively, from face value, calculated using discount rates ranging from 8.5% to 25%, resulting from the notes being non-interest bearing. The discount to face value is based in part on future excess cash flow projected in the Plan. The discount is amortized over the estimated life of the notes and is recorded as a non-cash charge to interest expense. Annual principal payments are due based on excess cash flow available, as defined under the Plan, with final payments due on April 30, 2003 for the New Subordinated Notes, November 28, 2003 for the Subordinated Reorganization Notes, and May 28, 2005 for the Junior Subordinated Reorganization Notes.

    In January 1994, the Company, in return for $400,000 in cash and 66,667 shares of common stock, valued at $400,000, obtained an option to repurchase General Textiles' term note payable (Senior Note) and certain then outstanding Subordinated Notes for $9,000,000 in cash.

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(11) LONG-TERM DEBT--(CONTINUED)

    In July 1994, the Company exercised the option by using a portion of the proceeds of its Series A Preferred Stock offering (Note 14) and extinguished $15,544,000 of General Textiles' debt, including a $1,817,000 unamortized deferred gain arising from a troubled debt restructuring, by paying $9,000,000 in cash and exercising the option, valued at $800,000, to extinguish the debt at less than face value. The Company realized a pre-tax extraordinary gain on the extinguishment of $5,744,000.

    In January 1994, the Company purchased, for $558,000 in cash and 125,632 shares of common stock, with an estimated value at January 28, 1994 of $971,000, $2,998,000 face amount of General Textiles' Subordinated Notes from the pre-petition trade creditors with a carrying value of $2,210,000. $682,000 was recognized as an extraordinary gain on the consolidated statement of operations in 1994. Certain creditors subsequently declined their commitments to sell their notes back to the Company. As a result, a pre-tax extraordinary gain of $99,000 was recognized during 1995, the notes are included as Subordinated Notes and the 23,120 common shares which these creditors had formerly committed to take as satisfaction for their notes were canceled.

  Revolving Credit Notes

    Under General Textiles' Plan, pre-bankruptcy secured claims were settled with the issuance of a revolving credit facility (the Facility) and the Senior Note. The obligations are secured by the assets and stock of General Textiles. The Facility currently consists of a $20,000,000 line of credit issued by a lender. The Company also has established a revolving credit facility (together with the General Textiles facility, the Facility) with the same lender for Factory 2-U that consists of a $10,000,000 line of credit and is secured by the assets of Factory 2-U. Borrowings on the Facilities are based on advances against an inventory formula. A facility fee of .50% of the unused portion of the Facilities is payable annually. The balances of the Facilities fluctuate daily based on inventory levels and working capital requirements. The unused portion of the Facilities totaled $1,472,000 and $665,000 for General Textiles and Factory 2-U, respectively, at January 27, 1996.

    A $2,000,000 line of credit owed to a lender was paid in March 1995.

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(11) LONG-TERM DEBT--(CONTINUED)
    The future maturities of long-term debt include estimated principal payments based on management's estimates of payments, based on future years' excess cash flows, as defined by the Plan, on the General Textiles' New Subordinated Notes, Subordinated Reorganization Notes, and Junior Subordinated Reorganization Notes. The future maturities are:

FISCAL YEAR                                                        AMOUNT
- -----------                                                     ------------
1997.........................................................   $  5,097,000
1998.........................................................      2,696,000
1999.........................................................      2,423,000
2000.........................................................         49,000
2001.........................................................        --
Thereafter...................................................     22,235,000
                                                                ------------
                                                                  32,500,000
Less portion representing interest...........................    (17,539,000)
                                                                ------------
                                                                  14,961,000
Less current maturities......................................     (5,097,000)
                                                                ------------
                                                                $  9,864,000
                                                                ------------
                                                                ------------

    Interest expense for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996, respectively, is summarized as follows:

                                                               1994         1995         1996
                                                            ----------    ---------    ---------
Notes payable to related parties.........................   $  320,000       --           --
Notes payable--private placements........................      581,000       12,000       --
Revolving credit facilities..............................      476,000    1,027,000    1,671,000
General Textiles senior term notes.......................      426,000      111,000       --
Debentures...............................................       99,000       --           --
General Textiles subordinated notes......................    1,281,000    1,362,000    1,555,000
Other debt...............................................      250,000      301,000      449,000
                                                            ----------    ---------    ---------
Total....................................................   $3,433,000    2,813,000    3,675,000
                                                            ----------    ---------    ---------
                                                            ----------    ---------    ---------

    The Company is also obligated under the Contingent Note (Note 3). The amount payable under the Contingent Note is subject to adjustment consisting of an increase (decrease) by fifty percent of the degree to which the net proceeds from the sale, or appraised value at a future date, of the Factory 2-U Real Property (Note 8) is greater than (less than) $6,700,000. As the Factory 2-U Real Property is currently valued at $4,500,000, the Contingent Note has been assigned a settlement value of zero at January 27, 1996.

(12) LEASE COMMITMENTS

    The Company operates retail stores, warehouse facilities and executive offices under various operating leases. Certain leases provide for abatement of rent during the initial period or escalating rent payments during the term of the lease. For financial reporting purposes, rent expense is recognized on a

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(12) LEASE COMMITMENTS--(CONTINUED)

straight-line basis over the term of the lease. Accordingly, rent expense recognized in excess of cash rent paid is reflected as deferred rent. Deferred rent, including current and long-term portions at January 28, 1995 and January 27, 1996 amounted to $1,554,000 and $1,806,000, respectively, and is included as a component of other accrued expenses and deferred rent on the accompanying consolidated balance sheet. Some leases provide for contingent rentals which are recognized as expense. Total contingent rent expense for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996 was $42,000 and $63,000, respectively. Total rent expense, inclusive of deferred and contingent rentals, was $4,519,000, $7,771,000 and $10,128,000 for the nine months ended January 29, 1994 and the twelve months ended January 28, 1995 and January 27, 1996, respectively.

    The Company is also obligated under various capital leases for leasehold improvements and equipment that expire at various dates during the next four years. At January 28, 1995 and January 27, 1996, leasehold improvements and equipment and related accumulated amortization recorded under capital leases were as follows:

                                                           1995        1996
                                                         --------    --------
Leasehold improvements................................   $129,000     129,000
Equipment.............................................    418,000     541,000
                                                         --------    --------
                                                          547,000     670,000
Less accumulated amortization.........................    (50,000)   (163,000)
                                                         --------    --------
                                                         $497,000     507,000
                                                         --------    --------
                                                         --------    --------

    At January 27, 1996, the future minimum lease payments, excluding executory costs under noncancelable operating leases follows:

                                                                        CAPITAL     OPERATING
                                                                        LEASES        LEASES
                                                                       ---------    ----------
1997................................................................   $ 181,000     9,476,000
1998................................................................     149,000     8,960,000
1999................................................................      91,000     8,667,000
2000................................................................      --         6,492,000
2001................................................................      --         3,436,000
Thereafter..........................................................      --         9,192,000
                                                                       ---------    ----------
                                                                         421,000    46,223,000
Less amount representing interest (rates ranging from 9.0% to
14.8%)..............................................................     (55,000)       --
                                                                       ---------    ----------
Present value of capital lease obligation...........................     366,000    46,223,000
Less current maturities.............................................    (141,000)       --
                                                                       ---------    ----------
Long-term capital lease obligation..................................   $ 225,000    46,223,000
                                                                       ---------    ----------
                                                                       ---------    ----------

(13) COMMON STOCK

    In May 1994, a one-for-six reverse stock split of the issued and outstanding shares of the Company's common stock became effective. The par value of the common shares was increased from

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(13) COMMON STOCK--(CONTINUED)

$.0003 per share to $.01 per share and the par value of the preferred shares was changed from $.001 to $.01. In addition, the Board of Directors also increased the number of authorized shares of preferred stock from 5,000,000 to 7,500,000. All common stock share amounts and per share data reflect the reverse stock split.

    During fiscal 1996, the Company canceled 498,672 shares of common stock held in escrow (the Contingent Shares) upon failure to achieve after-tax earnings of $5,000,000 for the twelve months ended April 30, 1995. Fully diluted earnings per share for prior periods have been retroactively restated to reflect the cancellation of these shares as though the shares were never outstanding.

(14) PREFERRED STOCK

    The Company has 7,500,000 shares of preferred stock authorized.

    In July 1994, the Company completed an offering (Preferred Offering) of Series A 9 1/2% Cumulative Convertible Preferred Stock (Series A Preferred). The Company has 4,500,000 shares of Series A Preferred Stock authorized. The Series A Preferred ranks senior to the common stock with respect to dividends, upon liquidation, dissolution or winding up. Cumulative dividends are payable quarterly at the rate of $.95 per year on July 31, October 31, the last Friday in January and April 30 when declared by the Board of Directors. Series A Preferred is convertible, prior to redemption, at the option of the holder, into shares of common stock at a conversion price of $3.719 per common share (so that each Series A Preferred share is convertible into 2.69 shares of common stock). If the Company fails to declare and pay dividends on the Series A Preferred within 90 days after a quarterly divided date, the conversion price is reduced by $.50 per share in each instance but not below the par value of the stock. The Company also has 25,000 shares of Series A Junior Participating Preferred Shares authorized.

    The $32.0 million in gross proceeds of the Preferred Offering were used as follows:

Purchase of secured term note and a portion of the
  Subordinated Notes..........................................   $ 9,000,000

Redemption of Series D Convertible preferred stock and accrued
  dividends...................................................     6,970,000

Repayment of General Textiles Revolving Credit Facility.......     3,900,000

Redemption of Series C Convertible preferred stock and accrued
  dividends...................................................     2,632,000

Repayment of short-term debt and accrued interest.............       505,000

Cash to fund expansion........................................     3,974,000

Underwriting discount, commissions and expense allowance......     2,880,000

Offering expenses.............................................     2,139,000
                                                                 -----------
Gross proceeds................................................   $32,000,000
                                                                 -----------
                                                                 -----------


                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(15) EMPLOYMENT AND CONSULTING CONTRACTS

    Benson A. Selzer, Chairman of the Company, is employed by the Company pursuant to an employment agreement for an initial three-year term expiring on June 1, 1996, that will be automatically extended each year for an additional year unless either party gives a notice of termination to the other. The agreement provides, among things, for an annual base salary of $232,000, life insurance of $1,000,000, an automobile allowance, and incentive compensation based on pre-tax operating income of the Company.

    Joseph Eiger, Vice Chairman and Executive Vice President of the Company, is employed by the Company pursuant to an employment agreement having substantially the same terms as those of Mr. Benson A. Selzer's, except that his base salary is $215,000.

    John A. Selzer, Chief Executive Officer and President of the Company. is employed by the Company pursuant to an employment agreement having substantially the same terms as those of Benson A. Selzer, except that his base salary is $193,000.

    William Mowbray, Chief Executive Officer and President of GT, is employed by the Company pursuant to an employment agreement having substantially the same terms as those of Benson A. Selzer, except that his base salary is $300,000.

    Kevin Frabotta, Senior Vice President of GT, is employed by the Company pursuant to an employment agreement having substantially the same terms as those of Benson A. Selzer, except that his base salary is $135,000.

    In January 1996, the Company entered into a five-year consulting agreement with Joel Mandel. Under this agreement, the Company will pay Mr. Mandel $125,000 per year for three years and $187,500 for two years. This agreement also provides for the issuance of 60,000 shares of the Company's Series A Convertible Preferred Stock. These shares were issued in February 1996 (Note 21).

    The Company is also party to consulting and advisory contracts with certain other parties which require annual payments of approximately $130,000.

    On January 19, 1994, the Company entered into a consulting agreement with a former executive of the Company. The former executive received 17,833 shares of the Company's common stock and is to provide consulting services through November 30, 1997.

(16) EMPLOYEE RETIREMENT PLAN

    Effective January 1, 1994, by retroactive adoption, the Company initiated sponsorship of a qualified defined contribution plan, under Internal Revenue Code Section 401(k), covering employees who have completed twelve months of service and who work a minimum of 1,000 hours during that twelve month period. The Company contributes 20% of participants' voluntary contributions. Participants may contribute from 1% to 15% of their compensation annually. The Company's contribution expense was $37,000 and $116,000 for 1995 and 1996, respectively.

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(17) STOCK OPTIONS

    At January 28, 1995, an aggregate of 558,333 options to purchase common stock were held by officers, former officers, employees and directors of the Company at exercise prices ranging from $9.00 to $18.00 per share. During 1996, the Company retired 264,582 options, repriced 235,417 options to an exercise price of $1.375 per share and granted 560,833 options at $1.375 per share. At January 27, 1996, 854,584 options were outstanding at exercise prices ranging from $1.375 to $18.00 per share. The options become exercisable over a period from the date of issuance to three years from the date of issuance. All options were granted at prices equal to or greater than the fair market value of the related stock on the date of grant. No options have been exercised as of January 27, 1996.

(18) WARRANTS

    As of January 27, 1996, there are outstanding 2,571,500 Redeemable Class D Common Stock Purchase Warrants (assuming the separation of the 4,903 warrants not yet separated from the Units in which they were originally issued) (Class D Warrants). Each Class D Warrant entitles the holder to purchase one-sixth of one share of Common Stock at a price of $15.00 per share of Common Stock at any time until September 15, 1996 (unless earlier redeemed by the Company).

    The Class D Warrants are redeemable by the Company at a redemption price of $.06 per Warrant, upon 30 days notice given at any time if the last sale price per share of the Common Stock for 20 consecutive trading days ending not more than 10 days prior to the date notice of redemption is given equals or exceeds 120% of the exercise purchase price therefor (i.e., $18.00). If the Company gives a redemption notice, a holder would be forced either to exercise his Warrant within 30 days of the notice of redemption or accept the redemption price.

    In addition, as of January 27, 1996, there were also outstanding 328,831 additional warrants (collectively with the Class D Warrants, the Warrants) of the Company expiring between May 1996 and December 1998 at exercise prices ranging from $6.37 to $16.20 per share; 15,000 warrants expiring between June and December 1998 may be exercised at the then market price of the Company's common stock.

    The Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price in certain events, such as stock dividends and distributions, stock splits and recapitalizations. The holder of a Warrant will not possess any rights as a stockholder of the Company unless and until such holder exercises the Warrant.

    The Class A Warrants expired in June 1994. The Class C Warrants expired in September 1995. The Company redeemed 125,000 Put Warrants, for which the option to put the warrants back to the Company had expired, from a related party for $53,000 in cash during 1995.

    In conjunction with the Series A Preferred Stock offering, the Company issued warrants to purchase 320,000 shares of its Series A Preferred Stock. The warrants are exercisable at $16.50 per preferred share.

                                                                     (Continued)

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) JANUARY 29, 1994, JANUARY 28, 1995 AND JANUARY 27, 1996

(19) GENERAL TEXTILES MANAGEMENT AGREEMENT

    On May 28, 1993, General Textiles entered into a management agreement with Transnational Capital Ventures, Inc. (TCV). TCV is a merchant banking and management consulting company that is affiliated with Joseph Eiger, Vice Chairman, Executive Vice President and a Director of the Company. Under the agreement, TCV receives a monthly fee for merchant banking and management consulting services of $30,000 per month plus reimbursement of up to $5,000 of expenses per month. Also, to the extent General Textiles' operating income exceeds an amount specified in the Plan, TCV will receive an amount equal to 10% of such excess. Amounts payable to TCV would be reduced in the event of a default under General Textiles' senior loan agreement, due to the subordinated position of the agreement. On January 28, 1994, the agreement was assigned to the Company.

(20) RELATED PARTY TRANSACTIONS

    At January 27, 1996, accounts receivable of approximately $170,000 was outstanding from an affiliated group.

(21) COMMITMENTS AND CONTINGENCIES

    Mandel-Kahn. In January 1996, the Company settled a lawsuit commenced in 1993 by former owners of Mandel-Kahn Industries, Inc. (Mandel-Kahn), which was purchased by the Company in 1992. Under the settlement (the Mandel-Kahn Settlement), a payment of $230,000 has been made, a five-year consulting agreement entered into with Joel Mandel and an obligation to pay $1.0 million plus interest during 1996. The latter obligation is secured by 153,846 shares of the Company's Series A Convertible Preferred Stock. The Company has the obligation to register these shares with the Securities and Exchange Commission and may sell such shares, with the proceeds of any such sale being used to reduce such indebtedness.

    The Company is at all times subject to pending and threatened legal actions which arise out of the normal course of business. In the opinion of management, based in part on the advice of legal counsel, the ultimate disposition of these matters will not have a material adverse affect on the financial position or results of operations of the Company.

(22) SUBSEQUENT EVENTS

    Regulation S Offering. During March 1996, the Company sold 726,000 shares of Series A Preferred Stock for net proceeds of $3,221,000. In connection with this offering, the Company issued five-year warrants to purchase up to 181,500 shares of common stock for $1.875 per share. These warrants expire in March 2001.

    Equipment Financing. In April 1996, the Company obtained financing for up to $1,100,000 under an installment note with a financing company.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                   AS OF JANUARY 27, 1996 AND APRIL 27, 1996

                                                                    JANUARY 27,     APRIL 27,
                                                                       1996           1996
                                                                    -----------    -----------
                                                                                   (UNAUDITED)
    ASSETS
Current assets:
  Cash and cash equivalents......................................   $ 1,958,000        240,000
  Accounts receivable--non-trade.................................       887,000        691,000
  Layaway receivables............................................       695,000      1,208,000
  Merchandise inventories........................................    25,874,000     34,567,000
  Prepaid expenses...............................................       776,000      1,067,000
                                                                    -----------    -----------
      Total current assets.......................................    30,190,000     37,773,000
Real property held for sale......................................     4,500,000      4,500,000
Leasehold improvements and equipment, net........................     9,001,000     10,019,000
Other assets.....................................................       708,000        637,000
Excess of cost over net assets acquired (goodwill), less
  accumulated amortization of $3,366,000 and $3,827,000 at
  January 27, 1996 and April 27, 1996, respectively..............    42,753,000     42,892,000
                                                                    -----------    -----------
      Total assets...............................................   $87,152,000     95,821,000
                                                                    -----------    -----------
                                                                    -----------    -----------

    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt and capital leases........   $ 5,238,000      5,304,000
  Accounts payable...............................................    17,866,000     19,147,000
  Accrued salaries, wages and bonuses............................     1,758,000      2,261,000
  Other accrued expenses.........................................     5,514,000      3,130,000
                                                                    -----------    -----------
      Total current liabilities..................................    30,376,000     29,842,000
Revolving credit notes...........................................    15,159,000     23,753,000
Long-term debt, less current maturities..........................     9,864,000     11,000,000
Deferred rent....................................................     1,646,000      1,650,000
Capital lease and other long-term obligations....................     2,390,000      1,056,000
                                                                    -----------    -----------
      Total liabilities..........................................    59,435,000     67,301,000
                                                                    -----------    -----------
Stockholders' equity:
  Series A convertible preferred stock, $.01 par value, 4,500,000 shares authorized, 3,200,000 and 3,939,050 shares issued and outstanding, aggregate liquidation preference of $32,000,000 and $39,391,000 at January 27, 1996 and April 27, 1996,
    respectively.................................................    26,981,000     29,841,000
  Common stock, $.01 par value, 80,000,000 shares authorized,
    3,985,393 and 4,114,389 shares issued and outstanding at
    January 27, 1996 and April 27, 1996, respectively............         7,000          7,000
Additional paid-in capital.......................................    19,763,000     20,118,000
Accumulated deficit..............................................   (19,034,000)   (21,446,000)
                                                                    -----------    -----------
      Total stockholders' equity.................................    27,717,000     28,520,000
                                                                    -----------    -----------
Commitments, contingencies
      Total liabilities and stockholders' equity.................   $87,152,000     95,821,000
                                                                    -----------    -----------
                                                                    -----------    -----------

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE THREE MONTHS ENDED APRIL 29, 1995 AND
                           APRIL 27, 1996 (UNAUDITED)

                                                                    FOR THE THREE     FOR THE THREE
                                                                     MONTHS ENDED      MONTHS ENDED
                                                                    APRIL 29, 1995    APRIL 27, 1996
                                                                    --------------    --------------
Net sales........................................................    $  31,038,000      49,825,000
Cost of sales....................................................       21,501,000      32,342,000
                                                                    --------------    --------------
      Gross profit...............................................        9,537,000      17,483,000
Selling and administrative expenses..............................       12,112,000      17,540,000
Amortization of goodwill.........................................          315,000         462,000
                                                                    --------------    --------------
      Operating income...........................................       (2,890,000)       (519,000)
Interest expense and financing fees..............................         (664,000)     (1,039,000)
      Net loss...................................................       (3,554,000)     (1,558,000)
Preferred stock dividends........................................         (760,000)       (854,000)
                                                                    --------------    --------------
      Net loss applicable to common stock........................    $  (4,314,000)     (2,412,000)
                                                                    --------------    --------------
                                                                    --------------    --------------
Net loss per common share and common stock equivalents:
    Primary......................................................    $       (1.08)          (0.60)
    Assuming full dilution.......................................            (1.08)          (0.60)
Weighted average shares outstanding:
    Primary......................................................        4,008,311       4,040,034
    Fully diluted................................................        4,008,311       4,040,034

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE THREE MONTHS ENDED APRIL 29, 1995 AND APRIL 27, 1996
                                  (UNAUDITED)

                                                                FOR THE               FOR THE
                                                           THREE MONTHS ENDED    THREE MONTHS ENDED
                                                             APRIL 29, 1995        APRIL 27, 1996
                                                           ------------------    ------------------
Cash flows from operating activities:
  Net loss..............................................      $ (3,554,000)         $ (1,558,000)
  Adjustments to reconcile loss to net cash used in
    operating activities:
      Depreciation and amortization.....................           670,000             1,009,000
      Amortization of debt discount.....................           248,000               263,000
      Excess (deficiency) of straight-line rent over
        cash payments...................................          (122,000)                4,000
      Increase in merchandise inventories...............        (5,382,000)           (8,693,000)
      Increase (decrease) in accounts receivable-non
        trade, prepaid expenses and other assets........          (199,000)              255,000
      Increase in layaway receivables...................          (536,000)             (513,000)
      Increase in accounts payable......................         3,223,000             1,281,000
      Increase in accrued salaries, wages and bonuses...            47,000               503,000
      Increase (decrease) in other accrued expenses and
other current liabilities...............................           372,000            (3,713,000)
                                                           ------------------    ------------------
Net cash used in operations.............................        (5,233,000)          (11,162,000)
                                                           ------------------    ------------------
Cash flows used in investing activities:
  Purchase of leasehold improvements and equipment......        (1,239,000)            1,485,000)
                                                           ------------------    ------------------
Cash flows from financing activities:
  Borrowings on revolving credit note...................        40,380,000            73,912,000
  Payments on revolving credit note.....................       (34,658,000)          (65,318,000)
  Payments on notes payable and capital lease
obligations.............................................           (50,000)             (482,000)
  Proceeds from issuance of note payable................         --                      815,000
  Net proceeds from issuance of preferred stock.........         --                    2,856,000
  Payment of dividends on preferred stock...............          (760,000)             (854,000)
                                                           ------------------    ------------------
      Net cash provided by financing activities.........         4,912,000            10,929,000
                                                           ------------------    ------------------
Net decrease in cash....................................        (1,560,000)           (1,718,000)
Cash at the beginning of the period.....................         2,522,000             1,958,000
                                                           ------------------    ------------------
Cash at the end of the period...........................      $    962,000               240,000
                                                           ------------------    ------------------
                                                           ------------------    ------------------
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..............      $    345,000          $    601,000

          See accompanying notes to consolidated financial statements.

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) UNAUDITED INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the financial statements for the fiscal year ended January 27, 1996 included in the Family Bargain Corporation and Subsidiaries' (the Company) Form 10-K as filed with the Securities and Exchange Commission. The unaudited consolidated financial statements include the accounts of Family Bargain Corporation and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

    In the opinion of management, the unaudited consolidated financial statements as of and for the three months ended April 27, 1996 reflect all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Due to the seasonal nature of the Company's business, the results of operations for the interim period may not necessarily be indicative of the results of operations for a full year.

(2) FINANCING TRANSACTIONS

    In March 1996, the Company issued 726,000 shares of its Series A Convertible Preferred Stock (Preferred Stock) for net proceeds of $2,856,000 and, in connection therewith, 181,500 five-year warrants to purchase common stock of the Company at $1.875 per share.

    In February 1996, the Company issued 153,846 shares of Preferred Stock to be held in escrow to secure a $1.0 million obligation (the Obligation) arising from the settlement of the Mandel-Kahn lawsuit. The Company is permitted to sell these shares under the settlement agreement provided that the proceeds of the sale are applied to reduce the Obligation. The escrowed shares have not been reflected as outstanding in the accompanying balance sheet but are treated as treasury shares. Dividends paid on the escrowed shares during the three months ended April 27, 1996 are not reflected as dividends on the accompanying statement of operations for the three months ended April 27, 1996 but are reflected as a reduction in the outstanding principal balance of the obligation on the accompanying balance sheet at April 27, 1996.

    During the three months ended April 27, 1996, the Company borrowed $815,000 under an installment note payable to finance the acquisition of electronic point-of-sale equipment. The note bears interest at a prime rate of interest plus 2% (10.25% at April 27, 1996), allows for total borrowing of up to $1,100,000 and is payable in installments of $30,556 over 36 months.

    In connection with the execution of a contract for the sale of certain real property (Note 3), the holder of a $2.3 million mortgage note (the Mortgage
Note) has agreed in principle to the extension of the due date of the Mortgage Note from May 31, 1996 to July 15, 1996 plus an additional extension period to August 15, 1996 in the event the closing of the sale of the real property securing the Mortgage Note has not occurred by July 15, 1996. The Mortgage Note is included in current maturities of long-term debt on the accompanying balance sheets.

(3) LAND AND BUILDING HELD FOR SALE AND RELATED CONTINGENT NOTE

    In May 1996, the Company entered into a contract for the sale of certain real property (the Nogales Property) acquired in its acquisition of Factory 2-U, Inc, (Factory 2-U). The property is

                  FAMILY BARGAIN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

(3) LAND AND BUILDING HELD FOR SALE AND RELATED CONTINGENT NOTE--(CONTINUED)

carried as a noncurrent asset on the accompanying balance sheets in the amount of $4.5 million, representing its estimated fair value, net of estimated costs of disposition.

    In connection with the Company's agreement to purchase Factory 2-U, the Company is contingently obligated to the former shareholders of Factory 2-U under a promissory note with a stated principal amount of $600,000 (the Contingent Note). The stated principal amount of the Contingent Note is to be adjusted by an amount equal to 50% of the difference between $6.7 million and the net proceeds of the sale of the Nogales Property. There is no downward adjustment however, if, by July 13, 1996, the Company enters into a contract to sell the Nogales Property which results in a sale of the property. Accordingly, the carrying value of the Contingent Note has been adjusted as of April 27, 1996 to $600,000, with a corresponding charge to goodwill, to reflect the expected final principal amount of the Contingent Note based on the May 24, 1996 date of the contract for the sale of the Nogales Property. Principal on the Contingent Note and interest, to accrue at an annual rate of 8.75%, are due October 30, 1998.

(4) PROVISION FOR INCOME TAXES

    No provision for income taxes has been reflected in the consolidated statement of operations for the three months ended April 27, 1996 since the Company generated tax losses during this period. While losses would increase the Company's net operating loss carry forwards (NOLs), realization of such losses is not assured due to limitations on utilization of NOLs and the Company's history of losses. As a result, a full valuation allowance has been recognized against the deferred tax assets arising from the NOLs and no benefit for income taxes is reflected in the accompanying statement of operations for the three months ended April 27, 1996.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  Capin Mercantile Corporation

    We have audited the accompanying balance sheet of Capin Mercantile Corporation (the "Company") as of December 31, 1994, and the related statements of operations, stockholders' equity (deficiency), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1994, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's loss from operations, difficulties in meeting its loan agreement covenants, and net working capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






Deloitte & Touche LLP

Tucson, Arizona
April 20, 1995
(May 1, 1995 as to paragraph 4 of Note 6)

                         CAPIN MERCANTILE CORPORTATION
                                 BALANCE SHEET
                               DECEMBER 31, 1994

    ASSETS
Current assets:
  Cash and cash equivalents...................................................   $ 1,471,313
  Receivables (note 6):
    Trade accounts, less allowance for doubtful accounts and sales returns of
      $58,000.................................................................       950,571
    Other.....................................................................       562,716
    Nonoperating affiliates (note 3)..........................................        11,281
                                                                                 -----------
      Total receivables.......................................................     1,524,568
                                                                                 -----------
  Merchandise inventories (note 6)............................................    12,087,327
  Prepaid expenses and supplies...............................................       486,628
                                                                                 -----------
      Total current assets....................................................    15,569,836
                                                                                 -----------
Land held for sale (note 4)...................................................       531,210
Property and equipment, net (notes 4 and 6)...................................     8,906,864
Other assets..................................................................       298,959
                                                                                 -----------
      Total...................................................................   $25,306,869
                                                                                 -----------
                                                                                 -----------
    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Trade accounts payable......................................................   $13,933,547
  Accrued expenses (note 5)...................................................     2,614,179
  Due to nonoperating affiliates (note 3).....................................       183,889
  Current portion of notes payable to related parties (note 3)................       434,188
  Long-term debt reclassified as current (note 6).............................     2,716,241
                                                                                 -----------
      Total current liabilities...............................................    19,882,044
                                                                                 -----------
Deferred income and liabilities (note 9)......................................       783,455
Long-term debt, net of current portion (note 6)...............................       315,854
Notes payable to related parties, net of current portion (note 3).............     1,943,016
Subordinated notes payable to stockholders (note 7)...........................     2,726,000
                                                                                 -----------
      Total liabilities.......................................................    25,650,369
                                                                                 -----------
Commitments and contingencies (notes 3, 6, 9 and 10)
Stockholders' deficiency (note 8):
  Common stock, $.01 par value, 1,000,000 shares authorized, 168,399 shares
    issued and outstanding....................................................         1,684
  Additional paid-in capital..................................................     4,803,015
  Deficit.....................................................................    (5,148,199)
                                                                                 -----------
      Total stockholders' deficiency..........................................      (343,500)
                                                                                 -----------
      Total...................................................................   $25,306,869
                                                                                 -----------
                                                                                 -----------

                       See notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1994

Net sales.....................................................................   $93,875,685
Cost of sales.................................................................    69,055,122
                                                                                 -----------
      Gross margin............................................................    24,820,563
                                                                                 -----------
Operating expenses:
  General and administrative expenses (Notes 3 and 9).........................    13,935,074
  Selling expenses (Note 9)...................................................    17,239,128
  Restructuring expenses (Notes 1, 5 and 11)..................................       300,000
                                                                                 -----------
      Total operating expenses................................................    31,474,202
                                                                                 -----------
Loss from operations..........................................................    (6,653,639)
                                                                                 -----------
Other income (expense):
  Interest income.............................................................        38,730
  Interest expense............................................................      (661,663)
  Gain on sale of assets......................................................       407,644
  Gain on foreign currency transactions.......................................        62,721
  Net rental operations.......................................................        52,489
  Miscellaneous...............................................................       106,801
                                                                                 -----------
      Total other income......................................................         6,722
                                                                                 -----------
Net loss......................................................................   $(6,646,917)
                                                                                 -----------
                                                                                 -----------

                       See notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
                          YEAR ENDED DECEMBER 31, 1994

                                                                                           TOTAL
                                                          ADDITIONAL     RETAINED      STOCKHOLDERS'
                                                COMMON     PAID-IN       EARNINGS         EQUITY
                                                STOCK      CAPITAL       (DEFICIT)     (DEFICIENCY)
                                                ------    ----------    -----------    -------------
Balances, January 1, 1994....................   $1,684    $4,400,901    $ 1,723,718     $  6,126,303
Distributions................................    --           --           (225,000)        (225,000)
Contributions................................    --          402,114        --               402,114
Net loss.....................................    --           --         (6,646,917)      (6,646,917)
                                                ------    ----------    -----------    -------------
Balances, December 31, 1994..................   $1,684    $4,803,015    $(5,148,199)    $   (343,500)
                                                ------    ----------    -----------    -------------
                                                ------    ----------    -----------    -------------

                       See notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                            STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1994

Cash flows from operating activities:
  Net loss.....................................................................   $(6,646,917)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization..............................................       669,303
    Gain on sale of assets.....................................................      (407,644)
    Changes in assets and liabilities:
      Increase in receivables..................................................      (488,028)
      Increase in other receivables............................................      (317,199)
      Decrease in merchandise inventories......................................       716,912
      Increase in prepaid expenses and supplies................................      (319,217)
      Decrease in other assets.................................................        14,464
      Increase in trade accounts payable.......................................     6,609,669
      Increase in accrued expenses.............................................       496,771
      Decrease in due to nonoperating affiliates...............................       (36,616)
      Decrease in deferred income and liabilities..............................      (132,195)
                                                                                  -----------
        Net cash provided by operating activities..............................       159,303
                                                                                  -----------
Cash flows from investing activities:
  Proceeds from sale of property and equipment.................................       573,660
  Increase in notes receivable from nonoperating affiliates....................        (4,259)
  Collections of notes receivable..............................................        28,858
  Additions to property, plant and equipment...................................      (936,145)
  Decrease in cash value of officers' life insurance...........................       125,745
                                                                                  -----------
        Net cash used in investing activities..................................      (212,141)
                                                                                  -----------
Cash flows from financing activities:
  Decrease in cash surrender value policy loans................................       (32,676)
  Borrowings on line of credit.................................................    19,335,000
  Repayments of line of credit.................................................   (19,335,000)
  Net payments of long-term debt...............................................      (171,966)
  Net payments on notes payable to related parties.............................      (177,809)
  Cash contributions...........................................................       402,114
  Cash distributions...........................................................      (225,000)
                                                                                  -----------
        Net cash used in financing activities..................................      (205,337)
                                                                                  -----------
Net decrease in cash...........................................................      (258,175)
Cash and cash equivalents, beginning of year...................................     1,729,488
                                                                                  -----------
Cash and cash equivalents, end of year.........................................   $ 1,471,313
                                                                                  -----------
                                                                                  -----------

                       See notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1994

(1) ORGANIZATION AND BASIS OF PRESENTATION

    Capin Mercantile Corporation (the "Company") operated 38 retail stores during 1994 in the Southwest United States located in Arizona, New Mexico and Texas. The Company operates stores under the following trade names: Factory 2-U, Capin's, Parisian and Robinson's True Value Hardware. The majority of stores are Factory 2-U locations.

    The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company incurred a net loss for the year ended December 31, 1994 of approximately $6,600,000 and at December 31, 1994 the Company's current liabilities exceeded its current assets by approximately $4,300,000. As a result, the Company is in technical default of loan agreements with a bank (Note
6). These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

    The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms and covenants of its debt agreements and to obtain additional financing or refinancing as necessary. Management is continuing to negotiate the terms of its indebtedness and has established a restructuring plan to generate cash to help relieve current cash constraints. These plans include:

    . Generating cash through the sale of non-essential assets.

    . Reducing headcount, thus reducing wages and payroll taxes.

    . Reducing average inventory levels and restructuring distribution center operations.

    . Geographically centralizing the chain and closing marginally profitable stores. At December 31, 1994, the Company has recorded $300,000 of restructuring charges in connection with the closing of stores (Note 11).

    Although the results of these actions cannot be predicted, the Company believes that these steps are appropriate and will help the Company effectively reorganize its operations and ultimately to return to profitability.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Cash and Cash Equivalents and Supplementary Cash Flow Information--The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1994, cash equivalents include cash on hand and checking accounts held in banks.

    Interest paid during 1994 was $661,663.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

    Trade Accounts Receivable--Trade accounts receivable are recorded net of the allowance for doubtful accounts and sales returns. The Company uses the allowance method for recording bad debts for financial reporting purposes.

    Merchandise Inventories--Inventories are stated at the lower of cost or market (net realizable value). Cost is generally determined using the first-in, first-out (FIFO) method for inventory held in the distribution center. Cost is generally determined using the retail inventory method for inventory at the retail stores.

    Land Held for Sale--Land held for sale is recorded at the lower of cost or estimated net realizable value. Costs incurred and capitalized in connection with development include architectural, engineering and legal fees.

    Property and Equipment--Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line and declining-balance methods over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease terms or the estimated useful lives of the related improvements.

    The estimated useful lives of the property and equipment follow:

                                                                    LIVES
                                                                 ------------

Buildings and improvements....................................    19-40 years
Store fixtures and equipment..................................    10-20 years
Office furniture and equipment................................    10-20 years
Transportation equipment......................................     2-10 years
Computer equipment............................................      4-7 years
Leasehold improvements........................................     5-15 years


    Income Taxes--With the consent of its stockholders, the Company has elected S Corporation status. No provision for income taxes is made as S Corporations are not generally subject to income taxes. All earnings or loss and income tax credits flow through to the individual stockholders who are to report the earnings or loss and income tax credits on their personal income tax returns.

    Allocation of Profits and Losses--The profits and losses of the Company are allocated to the stockholders based on their respective ownership percentages.

    Deferred Lease Obligation--Rent expense is generally recognized on a straight-line basis over the terms of the related leases. Deferred lease obligation represents rent expense recognized in excess of scheduled cash payments and is included in Deferred Income and Liabilities in the accompanying balance sheet.

(3) TRANSACTIONS WITH AFFILIATES

    The Company is a member of a group of affiliated, nonoperating entities by virtue of common ownership. These entities primarily engage in the rental of property. The Company incurred rent expense, included in selling expenses, from rentals with affiliated, nonoperating entities of $447,920 during the year ended December 31, 1994 (Note 9). Amounts payable, primarily for rent obligations, to

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(3) TRANSACTIONS WITH AFFILIATES--(CONTINUED)

nonoperating affiliates at December 31, 1994 totaled $183,889. Amounts receivable from nonoperating affiliates arising in the ordinary course of operations totaled $11,281 at December 31, 1994.

    The Company has unsecured notes payable to stockholders and related parties for advances to the Company. The Company is currently paying interest quarterly at 6.88% on the notes payable. Interest payments associated with these notes totaled $132,382 for the year ended December 31, 1994. The notes payable to related parties totaled $2,377,204 of which $434,188 is classified as current at December 31, 1994.

    The Company as guarantor is contingently liable with respect to a mortgage note held by a nonoperating affiliate. The mortgage note balance was $471,688 at December 31, 1994.

    Certain stockholders of the Company have personally guaranteed the provisions of certain long-term debt and lease agreements (Notes 6 and 9).

(4) PROPERTY AND EQUIPMENT AND LAND HELD FOR SALE

    During 1991, management subdivided its new headquarters and distribution center land into two parcels with the intent of developing and selling the parcel adjacent to the new building. At December 31, 1994, $531,210 was classified as land held for sale and consists of the following:

Land............................................................   $432,389
Land development costs..........................................     98,821
                                                                   --------
                                                                   $531,210
                                                                   --------
                                                                   --------

    Property and equipment at December 31, 1994 consists of the following:

Land and improvements.........................................   $   383,901
Buildings and improvements....................................     6,761,137
Furniture, fixtures and equipment.............................     4,521,541
Transportation equipment......................................       539,799
Computer equipment............................................     1,282,102
Leasehold improvements........................................     1,160,434
Construction in progress......................................       282,808
                                                                 -----------
    Total.....................................................    14,931,722
Less accumulated depreciation and amortization................     6,024,858
                                                                 -----------
    Property and equipment, net...............................   $ 8,906,864
                                                                 -----------
                                                                 -----------

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(5) ACCRUED EXPENSES

     Accrued expenses at December 31, 1994 consists of the following:

Taxes other than income taxes..................................   $1,031,612
Salaries and related benefits..................................      563,963
Advertising....................................................      158,085
Freight........................................................      179,457
Rent and utilities.............................................      108,259
Interest.......................................................       25,090
Restructuring..................................................      300,000
Other..........................................................      247,713
                                                                  ----------
                                                                  $2,614,179
                                                                  ----------
                                                                  ----------

(6) LINES OF CREDIT AND LONG-TERM DEBT

    The Company's $5,500,000 general line of credit is subject to renewal on July 30, 1995. This line of credit bears interest at the bank's prime rate (8.5% at December 31, 1994) and is payable monthly. The balance outstanding under this line of credit was zero at December 31, 1994.

    The Company's $2,000,000 seasonal line of credit is available between May 31, 1994 and December 31, 1994, and then between May 31, 1995 and July 30, 1995. This line of credit bears interest at the bank's prime rate (8.5% at December 31, 1994) and is payable monthly. The balance outstanding under this line of credit was zero at December 31, 1994.

    The lines of credit are collateralized by accounts receivable and inventories and are personally guaranteed by the Company's stockholders.

    At December 31, 1994, the balance outstanding on the Company's installment note payable to a bank was $2,475,000. This loan agreement as well as the Company's general line of credit contain certain restrictive debt covenants. At December 31, 1994, the Company was not in compliance with certain of such covenants (current ratio, tangible net worth ratio, total liabilities to tangible net worth and cash flow ratio); however, on May 1, 1995, the Company received a forbearance letter from the bank through June 15, 1995. Management has prepared projections that indicate that upon the expiration of the forbearance letter described above and through December 31, 1995, the Company may not be in compliance with their debt covenants. Consequently, approximately $2,300,000 of such debt that would have been classified as long-term has been classified as current in the December 31, 1994 balance sheet. The Company intends to seek appropriate financial covenant waivers or amendments, although no assurance can be given that such waivers or amendments will be obtained. Any such failure to obtain covenant relief would result in a default under the Company's credit agreement and the bank will be entitled to accelerate the indebtedness owed by the Company.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(6) LINES OF CREDIT AND LONG-TERM DEBT--(CONTINUED)

    Long-term debt at December 31, 1994 consists of the following:

Installment note payable to the Commerce and Economic
  Development Commission of Arizona maturing December 2000,
  bearing interest at 6%, payable in monthly installments of
  $3,652, personally guaranteed by certain stockholders........   $  188,909

Prime plus 1/2% installment note payable to a bank; payable in monthly installments of $11,250 plus interest through March
  1998 when a balloon payment of approximately $2,000,000 is due, collateralized by substantially all land, buildings and improvements and personally guaranteed by certain
  stockholders.................................................    2,475,000

Installment note payable to the Economic Development
  Administration of Arizona, maturing April 1998, bearing
  interest at 5%, payable in monthly installments of $1,376
  with a balloon payment of approximately $32,000,
  collateralized by certain equipment and personally guaranteed
  by certain stockholders......................................       76,086

Unsecured noninterest-bearing installment note payable to
  Arizona Public Service Company maturing August 1996, payable
  in monthly installments of $4,765............................      142,941

Other notes payable to unrelated parties, payable in monthly
  installments through January 1999............................      149,159
                                                                  ----------
    Total long-term debt.......................................    3,032,095

Less current portion...........................................    2,716,241
                                                                  ----------
Long-term debt.................................................   $  315,854
                                                                  ----------
                                                                  ----------

    A summary of long-term debt maturities for the years ending December 31 are as follows:

1995..............................................................   $2,716,241
1996..............................................................      107,359
1997..............................................................       85,310
1998..............................................................       80,286
1999..............................................................       42,899
                                                                     ----------
                                                                     $3,032,095
                                                                     ----------
                                                                     ----------

(7) SUBORDINATED NOTES PAYABLE TO STOCKHOLDERS

    The Company has unsecured notes payable to certain stockholders. The notes payable are subordinate to the lines of credit and note payable to a bank (Note
6). The notes require interest payments monthly at 6.88%. Subordinated notes payable to stockholders totaled $2,726,000 at December 31, 1994.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(8) STOCK PURCHASE AGREEMENT

    The Company is obligated to repurchase the stock, equal to the book value at the end of the preceding fiscal year, of any stockholder upon the stockholder's resignation, termination or death. The Company, alternatively, may assign the rights to repurchase the stock to other eligible stockholders, but the Company remains contingently liable for payment of the purchase price of the stock.

(9) COMMITMENTS

    The Company occupies various properties and operates an airplane under operating lease agreements with affiliated, nonoperating entities and unrelated parties. Existing lease agreements expire at various dates through 2014 and include renewal options. The Company is responsible in most cases for occupancy and maintenance costs including real estate taxes, insurance and utility costs. Rent expense for the year ended December 31, 1994 totaled $3,524,217, of which $447,920 was paid to affiliated, nonoperating entities. Rent expense is included in general and administrative and selling expenses in the accompanying statement of operations. Included in rent expense for the year ended December 31, 1994 are rentals, contingent upon store revenues, of $529,391.

    In February 1995, the Company decided to terminate the airplane lease and ceased making lease payments. The airplane is currently for sale by the leasing company. The Company will be responsible for any difference between the selling price of the airplane and the remaining lease payments. The Company anticipates that any shortfall will be offset by deferred income recognized on the sale-leaseback of the airplane of approximately $540,000.

    A summary of future minimum lease payments, excluding contingent rentals and the terminated airplane lease, required under operating leases that have remaining noncancelable lease terms in excess of one year follows:


  YEARS
  ENDING                                                               TOTAL       RELATED ENTITY
DECEMBER 31                                                           RENTALS         RENTALS
- -----------                                                         -----------    --------------
1995.............................................................   $ 2,548,371      $  231,444
1996.............................................................     2,443,941         233,844
1997.............................................................     2,104,716         236,244
1998.............................................................     1,894,602         238,644
1999.............................................................     1,593,306         119,392
Thereafter.......................................................     5,581,174         --
                                                                    -----------    --------------
                                                                    $16,166,110      $1,059,568
                                                                    -----------    --------------
                                                                    -----------    --------------

    The leases expire through 2014. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that rent expense will be greater than the future minimum lease payments shown above. Included in the above amounts is $2,543,821 of total rentals related to 1995 store closures, a portion of which the Company has accrued as of December 31, 1994 (see Notes 1 and 11).

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                          YEAR ENDED DECEMBER 31, 1994

(10) LITIGATION

    Several former employees of the Company have filed claims against the Company pertaining to termination of employment. The claims generally do not state specific damage amounts. While the Company is unable to predict with certainty the outcome of this litigation, it is management's opinion, that the ultimate outcome will not have a material adverse effect on the financial position or results of operations of the Company.

(11) RESTRUCTURING

    As part of its restructuring plan, the Company closed four of its 38 stores in 1995. Costs related to these store closures consisting primarily of committed lease obligations, net of any estimated sublease revenue, and non-recoverable fixtures and leasehold improvements were provided for in restructuring expenses at December 31, 1994.

(12) SUBSEQUENT EVENT (UNAUDITED)

    On November 13, 1995, Family Bargain Corporation, an unrelated company, acquired all of the outstanding shares of common stock of the Company.

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1992 AND 1993
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
  Capin Mercantile Corporation:

    We have audited the accompanying balance sheets of Capin Mercantile Corporation as of December 31, 1992 and 1993, and the related statements of earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capin Mercantile Corporation as of December 31, 1992 and 1993, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Phoenix, Arizona
March 29, 1994

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                                 BALANCE SHEETS
                           DECEMBER 31, 1992 AND 1993

                                                                       1992           1993
                                                                    -----------    -----------
    ASSETS
Current assets:
  Cash and cash equivalents......................................   $ 3,091,613      1,729,488
  Receivables (notes 7 and 11):
    Trade accounts, less allowance for doubtful accounts and
      sales returns of $58,000 in 1992 and 1993..................       443,445        675,463
    Nonoperating affiliates (note 3).............................        25,479          7,022
    Current installments of note from nonoperating affiliate
      (note 4)...................................................        12,697        --

    Current installments of notes receivable.....................        30,858         32,597
                                                                    -----------    -----------
      Total receivables..........................................       512,479        715,082
                                                                    -----------    -----------
  Merchandise inventories (note 7)...............................    14,065,929     12,804,239
  Prepaid expenses and supplies..................................        92,146        167,411
  Refundable income taxes........................................        23,218        --
                                                                    -----------    -----------
      Total current assets.......................................    17,785,385     15,416,220
                                                                    -----------    -----------
Note from nonoperating affiliate, excluding current installments
  (note 4).......................................................        18,262        --

Notes receivable, excluding current installments.................        97,208         72,686
Land held for development and sale (note 5)......................       503,721        531,210
Property, plant and equipment, at cost (notes 5 and 7)...........    13,747,296     14,439,421
  Less accumulated depreciation and amortization.................     5,246,206      5,697,419
                                                                    -----------    -----------
      Net property, plant and equipment..........................     8,501,090      8,742,002
                                                                    -----------    -----------
Other assets:
  Cash value of officers' life insurance, net of policy loans of
    $62,713 in 1992 and $579,140 in 1993.........................       626,799        244,321
  Deposits.......................................................        39,233         47,010
  Others, at cost................................................        84,887         71,332
                                                                    -----------    -----------
      Total other assets.........................................       750,919        362,663
                                                                    -----------    -----------
                                                                    $27,656,585     25,124,781
                                                                    -----------    -----------
                                                                    -----------    -----------
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable.........................................   $ 8,357,673      7,323,878
  Accrued expenses (note 6)......................................     2,522,557      2,117,408
  Current installments of long-term debt (note 7)................       494,138        262,440
  Due to nonoperating affiliates (note 3)........................       634,793        220,505
  Income tax payable (note 10)...................................        96,744        --
  Demand notes payable to related parties (note 3)...............       828,460      2,647,264
                                                                    -----------    -----------
      Total current liabilities..................................    12,934,365     12,571,495
  Deferred payables..............................................       890,876        915,650
  Construction contract payable (note 5).........................       535,098        --
  Long-term debt, excluding current installments (note 7)........     3,688,366      2,885,333
  Subordinated notes payable to stockholders (note 8)............     2,300,000      2,626,000
                                                                    -----------    -----------
      Total liabilities..........................................    20,348,705     18,998,478
                                                                    -----------    -----------
Stockholders' equity (note 9):
  Common stock, $.01 par value; 1,000,000 shares authorized;
    issued and outstanding 165,652 shares in 1992 and 168,399 in
    1993.........................................................         1,656          1,684
  Additional paid-in capital.....................................     4,224,003      4,400,901
  Retained earnings..............................................     3,082,221      1,723,718
                                                                    -----------    -----------
      Total stockholders' equity.................................     7,307,880      6,126,303
Commitments and contingent liabilities (notes 3, 7 and 12).......
                                                                    -----------    -----------
                                                                    $27,656,585     25,124,781
                                                                    -----------    -----------
                                                                    -----------    -----------

                See accompanying notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                             STATEMENTS OF EARNINGS
                     YEARS ENDED DECEMBER 31, 1992 AND 1993

                                                                        1992           1993
                                                                    ------------    ----------
Net sales (note 11)..............................................   $100,500,270    95,912,368
Cost of sales....................................................     68,381,642    65,801,990
                                                                    ------------    ----------
      Gross margin...............................................     32,118,628    30,110,378
                                                                    ------------    ----------
General and administrative expenses (notes 3, 6 and 12)..........     16,309,428    15,046,403
Selling expenses.................................................     15,173,242    14,651,498
                                                                    ------------    ----------
                                                                      31,482,670    29,697,901
                                                                    ------------    ----------
      Operating income...........................................        635,958       412,477
Other income (deductions):
  Interest income................................................         73,088        69,465
  Interest expense (note 3)......................................       (312,665)     (604,816)
  Net rental operations..........................................        288,772       178,409
  Miscellaneous..................................................        397,248        37,023
                                                                    ------------    ----------
                                                                         446,443      (319,919)
                                                                    ------------    ----------
      Earnings before income tax expense.........................      1,082,401        92,558
Income tax expense (note 10).....................................         77,669        --
                                                                    ------------    ----------
      Net earnings...............................................   $  1,004,732        92,558
                                                                    ------------    ----------
                                                                    ------------    ----------

                See accompanying notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1992 AND 1993

                                                          ADDITIONAL                       TOTAL
                                               COMMON      PAID-IN       RETAINED      STOCKHOLDERS'
                                                STOCK      CAPITAL       EARNINGS         EQUITY
                                               -------    ----------    -----------    -------------
Balances, December 31, 1991.................   $38,600     3,834,312      4,739,808        8,612,720
Issuance of 5,620 shares of common stock as
  a stock bonus.............................        56       389,691        --               389,747
Cash dividends paid.........................     --           --           (927,676)        (927,676)
Distribution of investment in trading
association (note 1)........................     --           --         (1,496,681)      (1,496,681)
Cash distributions from liquidation of stock
  in non-operating affiliates (note 1)......   (37,000)       --           (237,962)        (274,962)
Net earnings................................     --           --          1,004,732        1,004,732
                                               -------    ----------    -----------    -------------
Balances, December 31, 1992.................     1,656     4,224,003      3,082,221        7,307,880
Issuance of 2,747 shares of common stock as
  a stock bonus.............................        28       176,898        --               176,926
Cash distributions paid.....................     --           --         (1,451,061)      (1,451,061)
Net earnings................................     --           --             92,558           92,558
                                               -------    ----------    -----------    -------------
Balances, December 31, 1993.................   $ 1,684     4,400,901      1,723,718        6,126,303
                                               -------    ----------    -----------    -------------
                                               -------    ----------    -----------    -------------

                See accompanying notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1992 AND 1993

                                                                       1992           1993
                                                                   ------------    -----------
Cash flows from operating activities:
  Net earnings..................................................   $  1,004,732         92,558
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization of property, plant and
      equipment.................................................        483,965        605,857
    (Gain) loss on disposal of property, plant and equipment....       (296,190)        21,970
    Common stock bonus charged to general and administrative
      expense...................................................        389,747        176,926
    Changes in assets and liabilities:
      Decrease (increase) in receivables........................        143,366       (213,561)
      Decrease in merchandise inventories.......................         26,939      1,261,690
      Increase in prepaid expenses and supplies.................         (3,873)       (75,265)
      Decrease in refundable income taxes.......................         27,988         23,218
      Decrease (increase) in deposits...........................        286,715         (7,777)
      (Increase) decrease in other assets.......................        (29,316)        13,555
      Decrease in trade accounts payable........................     (1,376,679)    (1,116,366)
      (Decrease) increase in accrued expenses...................       (207,595)       106,265
      Decrease in due to nonoperating affiliates................        (83,938)      (414,288)
      Decrease in income taxes payable..........................       (455,780)       (96,744)
      Increase (decrease) in deferred payables..................        890,876       (109,533)
                                                                   ------------    -----------
        Net cash provided by operating activities...............        800,957        268,505
                                                                   ------------    -----------
Cash flows from investing activities:
  Decrease in unexpended construction funds.....................        211,301        --
  Collections of notes receivable from nonoperating affiliate...          1,155         30,959
  Collections of notes receivable...............................          4,980         22,783
  Increase in notes receivable..................................       (133,046)       --
  Additions to land held for development and sale...............        --             (27,489)
  Additions to property, plant and equipment....................     (1,384,841)      (668,880)
  Proceeds from sale of property, plant and equipment...........        466,981        --
  Increase in cash value of officers' life insurance............       (247,439)      (133,949)
                                                                   ------------    -----------
        Net cash used in investing activities...................     (1,080,909)      (776,576)
                                                                   ------------    -----------
Cash flows from financing activities:
  Increase in cash surrender value policy loans.................        --             516,427
  Borrowings on line of credit..................................     26,180,000     19,934,944
  Repayments on line of credit..................................    (26,180,000)   (19,934,944)
  Principal repayment of long-term debt.........................        (31,875)    (1,917,708)
  Borrowings of demand notes payable to related parties.........     14,404,301      7,206,673
  Repayment of demand notes payable to related parties..........    (13,575,841)    (5,061,869)
  Principal repayments of advance from related party............        --            (146,516)
  Increase in notes payable to stockholders.....................      2,300,000        --
  Cash distributions............................................     (1,202,638)    (1,451,061)
                                                                   ------------    -----------
        Net cash provided by (used in) financing activities.....      1,893,947       (854,054)
                                                                   ------------    -----------
Net increase (decrease) in cash and cash equivalents............      1,613,995     (1,362,125)
Cash and cash equivalents at beginning of year..................      1,477,618      3,091,613
                                                                   ------------    -----------
Cash and cash equivalents at end of year........................   $  3,091,613      1,729,488
                                                                   ------------    -----------
                                                                   ------------    -----------

                See accompanying notes to financial statements.

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND PURPOSE

    Capin Mercantile Corporation (Corporation) currently operates 36 retail stores in the Southwest United States located in Arizona, New Mexico, and Texas. The Corporation operates stores under the following trade names: Factory 2-U, Capin's, Parisian, La Ville de Paris, and Robinson's True Value Hardware. The majority of stores are Factory 2-U locations.

    In March 1992, Capin's Duty-Free Warehouse, Inc. (CDFW) and the company in which it had a 10.89% common stock ownership interest (UETA, Inc.) entered into definitive Plans of Merger and Reorganization agreement with Duty-Free International, Inc. (DFI), an unrelated party. Under the terms of the agreement, DFI acquired substantially all of the net assets of UETA, Inc. solely in exchange for DFI voting common stock. CDFW then distributed to its shareholders the common stock of DFI with a cost of $1,496,681 along with its remaining assets and liabilities in a tax-free reorganization.

    During 1992, three nonoperating affiliates (Capin's Duty-Free Warehouse, Inc., San Luis Imports-Exports, Inc., and Capin's Free Port, Inc.) were dissolved resulting in the reduction of $37,000 of common stock, a reduction of retained earnings of $237,962, and a distribution of $274,962 in cash to the stockholders.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents and Supplementary Cash Flow Information

    The Corporation considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1992 and 1993, cash equivalents include cash on hand, checking accounts held in banks, overnight investments and commercial paper.

    Interest paid was $366,390 in 1992 and income taxes paid were $533,449 in 1992. Income taxes paid in 1992 represent tax liabilities existing as of December 31, 1991 from certain companies prior to their conversion from a C corporation to an S corporation (note 10). During 1992, the Corporation distributed its investment in a trading association to its stockholders in a noncash transaction. During 1992, the Corporation sold a building in exchange for cash and the buyer assuming a note payable with a remaining balance of $552,500. Additionally, the Corporation constructed a new warehouse facility primarily by executing two notes payable to a bank totaling $3,932,504 and recording a construction contract payable of $535,098 relating to the accrual of the final construction draw request and retention obligation in noncash transactions.

    Interest paid was $615,508 in 1993. During 1993 the Corporation purchased certain equipment primarily by executing notes payable of $117,288 and increasing accounts payable by $82,571. Income taxes paid in 1993 totaled $96,744 related to built-in gains taxes accrued in 1992.

  Trade Accounts Receivable

    Trade accounts receivable are reflected net of the allowance for doubtful accounts and sales returns. The Corporation uses the allowance method for recording bad debts for financial reporting purposes and the direct write-off method for income tax reporting purposes.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
   Merchandise Inventories

    Merchandise inventories are stated at the lower of cost or market (net realizable value). Cost is generally determined using the first-in, first-out
(FIFO) method for inventory held in the warehouse. Cost is generally determined using the retail inventory method for inventory at the retail stores.

  Land Held for Development and Sale

    Land held for development and sale is recorded at the lower of cost or estimated net realizable value. Costs incurred in connection with development are capitalized and include architectural, engineering, legal fees, real property taxes and interest.

  Property, Plant and Equipment

    Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is calculated using the straight-line and declining-balance methods for financial reporting purposes over the estimated useful lives of the respective assets. Leasehold improvements are amortized using the straight-line method over the lesser of the lease terms or the estimated useful lives of the related improvements. The estimated useful lives of the property, plant and equipment follow:

                                                                    LIVES
                                                                 ------------

Buildings and improvements....................................    19-40 years
Store fixtures and equipment..................................    10-20 years
Office furniture and equipment................................    10-20 years
Transportation equipment......................................     2-10 years
Computer equipment............................................      4-7 years
Leasehold improvements........................................     5-15 years

  Income Taxes

    With the consent of its stockholders, the Corporation has elected subchapter S status. No provision for income taxes is made as S corporations are not generally subject to income taxes. All earnings or loss and income tax credits "flow-through" to the individual stockholders who are to report the earnings or loss and income tax credits on their personal income tax returns.

  Allocation of Profits and Losses

    The profits and losses of the Corporation are allocated to the stockholders based on their respective ownership percentages.

  Deferred Rent Payable

    Rent expense is generally recognized on a straight-line basis over the terms of the related leases. Deferred rent payable represents rent expense recognized in excess of scheduled cash payments.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(3) TRANSACTIONS WITH AFFILIATES

    The Corporation is a member of a group of affiliated, nonoperating entities by virtue of common ownership. These entities primarily engage in the rental of property. The Corporation incurred rent expense, included in general and administrative expenses, from rentals with affiliated, nonoperating entities of $1,005,530 and $719,659 during the years ended December 31, 1992 and 1993, respectively (note 12). Amounts payable, primarily for rent obligations, to nonoperating affiliates as of December 31, 1992 and 1993 totaled $634,793 and $220,505, respectively. Amounts receivable from nonoperating affiliates arising in the ordinary course of operations totaled $25,479 and $7,022 as of December 31, 1992 and 1993, respectively.

    The Corporation executed unsecured demand notes payable to stockholders and related parties for short-term advances to the Corporation. The Corporation is currently paying interest quarterly at 5.0% on the notes payable. In 1992, the Corporation paid quarterly interest payments at 1/4% over the prevailing prime lending rate. Interest payments associated with these notes totaled $200,505 and $163,829 for the years ended December 31, 1992 and 1993, respectively. The demand notes payable to related parties totaled $828,460 and $2,647,264 at December 31, 1992 and 1993, respectively.

    The Corporation as guarantor is contingently liable with respect to a mortgage note held by a nonoperating affiliate. The mortgage note balance was $622,206 and $499,865 at December 31, 1992 and 1993, respectively.

    Certain stockholders of the Corporation have personally guaranteed the provisions of certain long-term debt and lease agreements (notes 7 and 12).

(4) NOTES RECEIVABLE FROM NONOPERATING AFFILIATE

    During 1987, the Corporation received an $83,751 unsecured note receivable from Potrero Realty, a nonoperating affiliate. The note bears interest at 8% and is to be repaid in 94 monthly principal and interest installments of $1,202. The balance outstanding on the note receivable was $30,959 at December 31, 1992. The note was repaid in 1993.

(5) LAND HELD FOR DEVELOPMENT AND SALE AND PROPERTY, PLANT AND EQUIPMENT

    During 1991, management subdivided its new headquarters and distribution center land into two parcels with the intent of developing and selling the parcel adjacent to the new building. At December 31, 1992 and 1993, $503,721 and $531,210, respectively, were classified as land held for development and sale. A summary of land held for development and sale follows:

                                                           1992        1993
                                                         --------    --------

Land..................................................   $432,389     432,389
Land development costs................................     71,332      98,821
                                                         --------    --------
                                                         $503,721     531,210
                                                         --------    --------
                                                         --------    --------

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(5) LAND HELD FOR DEVELOPMENT AND SALE AND PROPERTY, PLANT AND EQUIPMENT--(CONTINUED)

    A summary of property, plant and equipment follows:

                                                      1992           1993
                                                   -----------    -----------
Land and improvements...........................   $   212,617        309,334
Buildings and improvements......................     7,082,903      7,091,670
Furniture, fixtures and equipment...............     3,691,334      4,127,719
Transportation equipment........................       676,166        599,526
Computer equipment..............................     1,015,147      1,077,555
Leasehold improvements..........................       991,974      1,031,051
Construction in progress........................        77,155        202,566
                                                   -----------    -----------
                                                   $13,747,296     14,439,421
                                                   -----------    -----------
                                                   -----------    -----------

    The Corporation had a final construction balance of $535,098 on the new headquarters and distribution center at December 31, 1992. The Corporation's banking institution has committed to finance this balance on a long-term basis and, therefore, the liability has been classified long-term on the accompanying balance sheet at December 31, 1992.

    Interest costs capitalized during 1992 totalled $193,969. There was no interest capitalized during 1993, and no commitments have been executed with respect to the construction in progress at December 31, 1993.

(6) ACCRUED EXPENSES

    A summary of accrued expenses follows:

                                                        1992          1993
                                                     ----------    ----------
Taxes other than income taxes.....................   $  842,807     1,039,257
Vacation..........................................      309,019        --
Salaries and related benefits.....................      204,099       236,259
Advertising.......................................      178,444       187,611
Freight...........................................       51,196       121,670
Rent and utilities................................      310,482       115,267
Interest..........................................       25,319        14,627
Other.............................................      601,191       402,717
                                                     ----------    ----------
                                                     $2,522,557     2,117,408
                                                     ----------    ----------
                                                     ----------    ----------

    During 1993, the Corporation's Board of Directors amended its corporate policy related to the accumulation of earned vacation. Under the new policy, earned vacation not used by employees in the current fiscal year-end is forfeited. Accordingly, the Company's accrued vacation in the amount of $309,019 was recorded as a reduction of general and administrative expenses in 1993.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(7) LINES OF CREDIT AND LONG-TERM DEBT

    The Corporation's $5,500,000 general line of credit is subject to renewal on July 30, 1995. This line of credit bears interest at the bank's prime rate which is payable monthly. The balance outstanding under this line of credit was zero at December 31, 1992 and 1993.

    The Corporation's $2,000,000 seasonal line of credit is available between May 31, 1994 and December 31, 1994, and then between May 31, 1995 and July 30, 1995. This line of credit bears interest at the bank's prime rate and is payable monthly. The balance outstanding under this line of credit was zero at December 31, 1993.

    The lines of credit are secured by accounts receivable, inventory, and the personal guarantees of the Corporation's stockholders. The Corporation's loan agreement contains certain restrictive debt covenants. The Corporation was in compliance with the restrictive debt covenants at December 31, 1992 and 1993.

    A summary of long-term debt follows:

                                                                         1992          1993
                                                                      ----------    ----------
6% installment note payable to the Commerce and Economic
  Development Commission of Arizona due in December 2000, monthly principal and interest payments of $3,652; personally guaranteed
  by certain stockholders..........................................   $  250,000       220,368

Prime plus 1/2% installment note payable to a bank; payable in monthly installments of $11,250 plus interest through March 1998 when a balloon payment of approximately $2,000,000 is due, secured by substantially all land, buildings and improvements and
  the personal guarantee of certain stockholders...................    2,161,077     2,610,000

Price plus 1/2% installment note payable to a bank; payable in monthly installments of $12,438 including interest through March
  1998 when a balloon payment of approximately $1,652,000 is due;
  secured by substantially all land and buildings and improvements.
  This note was repaid in 1993.....................................    1,771,427        --

5% installment note payable to the Economic Development
  Administration of Arizona, monthly principal and interest
  payments of $1,376, due in April 1998 when a balloon payment of approximately $32,000 is due; secured by certain equipment and with a depreciated cost of $96,519 and the personal guarantee of
  certain stockholders.............................................       --            88,452

Unsecured noninterest-bearing installment note payable to Arizona
  Public Service Company due August 1996, payable in monthly
payments of $4,765.................................................       --           200,118

12.5% installment note payable to an unrelated party, payable in monthly installments of $2,581 including interest, through
  January 1995; secured by certain vehicles with a depreciated cost
of $32,637.........................................................       --            28,835
                                                                      ----------    ----------
    Total long-term debt...........................................    4,182,504     3,147,773

Less current installments of long-term debt........................      494,138       262,440
                                                                      ----------    ----------
Long-term debt, excluding current installments.....................   $3,688,366     2,885,333
                                                                      ----------    ----------
                                                                      ----------    ----------

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(7) LINES OF CREDIT AND LONG-TERM DEBT--(CONTINUED)

      A summary of long-term debt maturities after December 31, 1993 follows:

                                                                   LONG-TERM
                                                                      DEBT
        YEARS ENDING DECEMBER 31                                   MATURITIES
        --------------------------------------------------------   ----------

        1994....................................................   $  262,440
        1995....................................................      240,973
        1996....................................................      241,300
        1997....................................................      215,598
        1998....................................................    2,145,029
        Thereafter..............................................       42,433
                                                                   ----------
                                                                   $3,147,773
                                                                   ----------
                                                                   ----------


(8) SUBORDINATED NOTES PAYABLE TO STOCKHOLDERS

    During 1992, the Corporation executed unsecured notes payable to certain stockholders. The notes payable are subordinate to the lines of credit and notes payable to a bank (note 7). The notes require interest payments quarterly at 1/4% over the prevailing prime lending rate through December 1997 when the entire balance is due in full. Notes payable to stockholders totaled $2,300,000 and $2,626,000 at December 31, 1992 and 1993, respectively.

(9) STOCK REPURCHASE AGREEMENT

    The Corporation is obligated to repurchase the stock, equal to the book value at the end of the preceding fiscal year, of any stockholder upon the stockholder's resignation, termination, or death. The Corporation, alternatively, may assign the rights to repurchase the stock to other eligible stockholders, but the Corporation remains contingently liable for payment of the purchase price of the stock.

(10) INCOME TAXES

    Income taxes in 1992 represent built-in gains taxes for the excess fair market value over the book value of the Corporation's assets, computed as of the date of conversion by the Corporation to an S corporation. Built-in gains taxes are assessed upon disposal of the respective assets; however, payment of built-in gains taxes is limited by the Corporation's taxable income during its reporting periods. During 1992, the Corporation recognized $77,669 of built-in gains taxes related to the disposal of a building and had remaining estimated built-in gains taxes payable of $96,744 at December 31, 1992.

(11) BUSINESS AND CREDIT CONCENTRATIONS

    The Corporation has 36 retail stores located in Arizona, New Mexico, and Texas with customers residing in Arizona, New Mexico, Texas, and Mexico. No account receivable from any customer exceeded 5% of the Corporation's total stockholders' equity at December 31, 1992 and 1993.

                                                                     (Continued)

                          CAPIN MERCANTILE CORPORATION
                               (AN S CORPORATION)
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(12) COMMITMENTS AND CONTINGENT LIABILITIES

    The Corporation occupies various properties and operates an airplane under operating lease agreements with affiliated, nonoperating entities and unrelated parties. Existing lease agreements expire at various dates through 2014 and include renewal options. The Corporation is responsible in most cases for occupancy and maintenance costs including real estate taxes, insurance and utility costs. Rent expense for the year ended December 31, 1992 totaled $3,715,469 of which $1,005,530 was paid to affiliated, nonoperating entities. Rent expense for the year ended December 31, 1993, totaled $3,504,687 of which $719,659 was paid to affiliated, nonoperating entities. Rent expense is included in general and administrative and selling expenses on the accompanying statements of earnings. Included in rent expense for the years ended December 31, 1992 and 1993 is contingent rentals of $606,838 and $888,842, respectively.

    A summary of future minimum lease payments, excluding contingent rentals, required under operating leases that have remaining noncancelable lease terms in excess of one year follows:


   YEARS
  ENDING                                                               TOTAL       RELATED ENTITY
DECEMBER 31                                                           RENTALS         RENTALS
- -----------                                                         -----------    --------------
1994.............................................................   $ 2,585,326         229,044
1995.............................................................     2,607,520         231,444
1996.............................................................     2,329,184         233,844
1997.............................................................     1,965,783         236,244
1998.............................................................     1,839,199         238,644
Thereafter.......................................................     7,510,686         119,329
                                                                    -----------    --------------
Total future minimum lease payments required.....................   $18,837,698       1,288,549
                                                                    -----------    --------------
                                                                    -----------    --------------

    All leases expire through 2014. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that rent expense will be greater than the future minimum lease payments shown for 1994.

    The Corporation is liable with respect to claims incidental to the ordinary course of its operations. In the opinion of management, based on consultation with legal counsel, the ultimate outcome of such matters will not have a materially adverse effect on the financial position of the Corporation.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, OR AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Incorporation of Certain Documents by
 Reference.....................................          3
Summary........................................          4
Summary Consolidated Financial and Other
 Data..........................................          8
Risk Factors...................................         11
Use of Proceeds................................         14
Price Range of Common Stock....................         15
Capitalization.................................         16
Dividend Policy................................         17
Selected Consolidated Historical and Pro Forma
 Financial Data................................         18
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................         22
Business.......................................         28
Management.....................................         35
Description of Debentures......................         39
Description of Capital Stock...................         43
Certain Federal Income Tax Considerations......         47
Underwriting...................................         52
Legal Matters..................................         53
Experts........................................         53
Available Information..........................         53
Index to Consolidated Financial Statements.....        F-1

                                  $40,000,000

                                 FAMILY BARGAIN
                                  CORPORATION

                                   % CONVERTIBLE
                            SUBORDINATED DEBENTURES
                                    DUE 2006

                                     [LOGO]

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                             RODMAN & RENSHAW, INC.

                                CRUTTENDEN ROTH
                                  INCORPORATED

                                          , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts are estimated except the SEC Registration Fee and NASD Filing Fee.

SEC Registration Fee..............................................  $  15,862
NASD Filing Fee...................................................  $   5,100
Listing Fee.......................................................  $   *
Printing and Engraving Expenses...................................  $   *
Legal Fees and Expenses...........................................  $ 350,000
Blue Sky Fees and Expenses........................................  $   *
Accounting Fees and Expenses......................................  $ 170,000
Trustee's Fees and Expenses.......................................  $  15,000
Underwriters' Non-accountable Expense Allowance...................  $ 400,000
Miscellaneous.....................................................  $   *
                                                                    ---------
    Total.........................................................  $   *
                                                                    ---------
                                                                    ---------

- ------------------------
* To be filed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As permitted by the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation provides that Directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase of redemption of stock, or (iv) for any transaction from which the Director derives an improper personal benefit.

    Article Eighth of the Restated Certificate of Incorporation provides in part that:

    (a) Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another Company or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. the Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.

    (b) Notwithstanding any limitation to the contrary contained in paragraph
(a), the Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    (c) the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

    The Underwriting Agreement also contains provisions under which the Company and the Underwriters have agreed to indemnify each other (including officers and directors of the Company and the Underwriters), and any person who may be deemed to control any Underwriter or Company against certain liabilities under the Securities Act of 1933, as amended.

    Section 174 of the Delaware General Corporation Law provides that in case of any willful or negligent violation of Section 160 or 173 of the Delaware General Corporation Law, the directors under whose administration the same may happen shall be jointly and severally liable, at any time within 6 years after paying such unlawful dividend or after such unlawful stock purchase or redemption, to the corporation, and to its creditors in the event of its dissolution or insolvency, to the full amount of the dividend unlawfully paid, or to the full amount unlawfully paid for the purchase or redemption of the corporation's stock, with interest from the time such liability accrued. Any director who may have been absent when the same was done, or who may have dissented from the act or resolution by which the same was done, may exonerate himself from such liability by causing his dissent to be entered on the books containing the minutes of the proceedings of the directors at the time the same was done, or immediately after he has notice of the same.

    Any director against whom a claim is successfully asserted under Section 174 of the Delaware General Corporation Law shall be entitled to contribution from the other directors who voted for or concurred in the unlawful dividend, stock purchase or stock redemption.

    Any director against whom a claim is successfully asserted under Section 174 of the Delaware General Corporation Law shall be entitled, to the extent of the amount paid by him as a result of such claim, to be subrogated to the rights of the corporation against stockholders who received the dividend on, or assets for the sale or redemption of, their stock with knowledge of facts indicating that such dividend, stock purchase or redemption was unlawful under this chapter, in proportion to the amounts received by such stockholders respectively.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)

  EXHIBIT
    NO.                                                  DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement
       2.1   Joint Plan of Reorganization Under Chapter 11 of the United States Bankruptcy Code of FBS Holdings,
              Inc. and General Textiles, d/b/a Family Bargain Centers ("Family Bargain") included in First
              Amended Disclosure Statement (2-Exhibit 2.1)
       3.1   Restated Certificate of Incorporation of the Registrant (1-Exhibit 3.1)
       3.2   Amendments to the Restated Certificate of Incorporation of the Registrant (3-Exhibit 3.2)
       3.3   Amended and Restated By-Laws of the Registrant (3-Exhibit 3.4)
       4.1   Indenture, dated as of May 1993, between General Textiles and IBJ Schroder Bank & Trust Company
              (included in Exhibit 2.1 above)
       4.2   General Textiles Subordinated Notes Due 2003 (included in Exhibit 2.1 above)
       4.3   Subordinated Reorganization Note Agreement, dated as of May 28, 1993, among General Textiles,
              Berkeley Atlantic Income Limited, Govett American Endeavor Fund Limited and London Pacific Life &
              Annuity Company (included in Exhibit 2.1 above)
       4.4   Junior Subordinated Reorganization Note Agreement, dated as of May 1993, among General Textiles,
              Berkeley Atlantic Income Limited, Govett American Endeavor Fund Limited and London Pacific Life &
              Annuity Company (included in Exhibit 2.1 above)
       4.5   Rights Agreement dated as of November 27, 1995 between the Registrant and Corporate Stock Transfer,
              Inc. (5-Exhibit 1)
       4.6   Certificate of Designations of the Series A Junior Participating Preferred Stock (included in
              Exhibit 4.5 above)
       4.7   Form of Indenture between the Registrant and IBJ Schroder Bank & Trust Company
       4.8   Form of Debenture (included in 4.7 above)
      *5.1   Opinion of Baer Marks & Upham LLP (re: legality)
      *8.1   Opinion of Baer Marks & Upham LLP (re: tax matters)
      10.1   Consulting Agreement, dated January 1, 1996, between Joel Mandel and General Textiles (6-Exhibit
              10.6)
      10.2   Employment Agreement, dated August 1, 1995, between General Textiles and William Mowbray (6-Exhibit
              10.7)
      10.3   Employment Agreement, dated August 21, 1995, between General Textiles and Kevin P. Frabotta
              (6-Exhibit 10.8)
      10.4   Advisory Agreement dated as of November 1, 1995 between the Registrant and H. Jurgen Schlichting
              (6-Exhibit 10.8(a))
      10.5   Management Agreement, dated May 28, 1993, among DRS Apparel, Inc., General Textiles and
              Transnational Capital Ventures, Inc. (3-Exhibit 10.9 (a))
      10.6   Assignment (of Management Agreement), dated January 28, 1994, among DRS Apparel, Inc., General
              Textiles and Transnational Capital Ventures, Inc. (3-Exhibit 10.9(b))

  EXHIBIT
    NO.                                                  DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
      10.7   Loan and Security Agreement, dated as of October 14, 1993, between General Textiles and Greyhound
              Financial Capital Corporation (currently known as Finova Capital Corporation) (3-Exhibit 10.15)
      10.8   Amendment No. 1 to Loan and Security Agreement, dated as of July 14, between General Textiles and
              Finova Capital Corporation (4-10.15(3))
      10.9   Amendment No. 2 to Loan and Security Agreement, dated as of March 31, 1995, between General Textiles and Finova Capital Corporation
      10.10  Amendment No. 3 to Loan and Security Agreement, dated as of July 27, 1995, between General Textiles and Finova Capital Corporation
      10.11  Amendment No. 4 to Loan and Security Agreement dated as of November 10, 1995, between General textiles and Finova Capital Corporation
      10.12  Amendment No. 5 to Loan and Security Agreement, dated as of April 18, 1996 between General Textiles and Finova Capital Corporation (6-Exhibit 10.15(b))
      10.13  Amendment No. 6 to Loan and Security Agreement, dated as of July 10, 1996, between General Textiles and Finova Capital Corporation
      10.14  Second Amended and Restated Senior Secured Term Note (3-Exhibit 10.16)
      10.15  Intercreditor, Standstill and Subordination Agreement, dated as of October 14, 1993, among Greyhound
              Financial Capital Corporation, Westinghouse Electric Corporation, Guilford Investments Inc. and
              General Textiles (3-Exhibit 10.18)
      10.16  Purchase and Sale Agreement, dated as of December 28, 1993, between Guilford Investments, Inc. and
              Westinghouse Electric Corporation (3-Exhibit 10.20)
      10.17  Assignment and Assumption Agreement, dated December 29, 1993, between Guilford Investments, Inc. and
              Westinghouse Electric Corporation (3-Exhibit 10.21)
      10.18  Stock Purchase Agreement, dated as of August 29, 1995, among the Registrant, certain shareholders of
              Capin Mercantile Corporation and Sellers Agent ("Factory 2-U Sellers") (5-Exhibit 10.1)
      10.19  Amendment to Stock Purchase Agreement, dated November 10, 1995, between the Registrant and Factory
              2-U Sellers (5-Exhibit 10.2)
      10.20  Loan and Security Agreement dated as of November 13, 1995 between Factory 2-U and Finova Capital
              Corporation (6-Exhibit 10.30(a))
      10.21  Amendment No. 1 to Loan and Security Agreement, dated April 18, 1996, between Factory 2-U and Finova
              Capital Corporation (6-Exhibit 10.30(b))
      10.22  Amendment No. 2 to Loan and Security Agreement, dated April 22, 1996, between Factory 2-U and Finova
              Capital Corporation
      10.23  Amendment No. 3 to Loan and Security Agreement dated as of July 10, 1996 between Factory 2-U and
              Finova Capital Corporation
      10.24  Stock Purchase Agreement dated as of June   , 1996 among the Registrant, Morgana Holdings Inc. and
              L'Ancresse Holdings Ltd.
      10.25  Purchase and Sale Agreement dated as of May 24, 1996 between Factory 2-U and Nogales Property
              Management, L.L.C.
      12.1   Computation of Ratio of earnings to fixed charges
      21.1   Subsidiaries of the Registrant

  EXHIBIT
    NO.                                                  DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
      23.1   Consent of KPMG Peat Marwick LLP (Phoenix, Arizona)
      23.2   Consent of KPMG Peat Marwick LLP (San Diego, California)
      23.3   Consent of Deloitte and Touche LLP
      23.4   Consent of Baer Marks & Upham LLP (included in Exhibit 5.1)
      24.1   Power of Attorney (included on the signature pages to the Registration Statement)
      25.1   Statement of Eligibility and Qualification of Trustee on Form T-1

- ------------------------
 * To be filed by amendment

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-47645 filed with the Commission on September 16, 1992.

(2) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 30, 1993.

(3) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-77488 filed with the Commission on April 7, 1994.

(4) Incorporated by reference to General Textiles' Registration Statement on Form S-4, No. 33-92176 filed with the Commission on May 11, 1995.

(5) Incorporated by reference to the Registrant's Form 8-K and 8-K/A dated November 28, 1995.

(6) Incorporated by reference to the Registrant's Form 10-K/A for the fiscal year ended January 27, 1996.

ITEM 16(b).  SCHEDULES

    None

ITEM 17.  UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 31st day of July, 1996.

                                          FAMILY BARGAIN CORPORATION

                                          By: /s/ John A. Selzer
                                             -----------------------------------
                                                       John A. Selzer
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below constitutes and appoints Benson A. Selzer, Joseph Eiger and John A. Selzer, or any of them, his true and lawful attorney-in-fact and agent, with full power and substitution and re-substitution, to sign in any and all capacities any and all amendments and post-effective amendments to this Registration Statement on Form S-2 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------
       /s/ John A. Selzer                                Chief Executive Officer,
     -------------------------------------------          President and Director                   July 31, 1996
                    John A. Selzer                        (Principal Executive Officer)

      /s/ Benson A. Selzer
     -------------------------------------------        Chairman and Director                      July 31, 1996
                   Benson A. Selzer

      /s/ Joseph Eiger
     -------------------------------------------        Vice Chairman, Executive Vice President    July 31, 1996
                     Joseph Eiger                        and Director

      /s/ Francis G. Warburton
     -------------------------------------------        Director                                   July 31, 1996
                 Francis G. Warburton

                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------
                                                        Chief Financial Officer and Director
      /s/ William W. Mowbray                             (Chief Financial and Accounting
     -------------------------------------------         Officer); President and Chief Executive   July 31, 1996
                  William W. Mowbray                     Officer of General Textiles and Factory
                                                         2-U, Inc.

      /s/ H. Jurgen Schlichting
     -------------------------------------------        Director                                   July 31, 1996
                H. Jurgen Schlichting

      /s/ John J. Borer III
     -------------------------------------------        Director                                   July 31, 1996
                  John J. Borer III

      /s/ Edwin C. Nevis
     -------------------------------------------        Director                                   July 31, 1996
                    Edwin C. Nevis

      /s/ Barton P. Ferris, Jr.
     -------------------------------------------        Director                                   July 31, 1996
                Barton P. Ferris, Jr.

                                  EHXIBIT INDEX

  EXHIBIT
    NO.                                                  DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement
       2.1   Joint Plan of Reorganization Under Chapter 11 of the United States Bankruptcy Code of FBS Holdings,
              Inc. and General Textiles, d/b/a Family Bargain Centers ("Family Bargain") included in First
              Amended Disclosure Statement (2-Exhibit 2.1)
       3.1   Restated Certificate of Incorporation of the Registrant (1-Exhibit 3.1)
       3.2   Amendments to the Restated Certificate of Incorporation of the Registrant (3-Exhibit 3.2)
       3.3   Amended and Restated By-Laws of the Registrant (3-Exhibit 3.4)
       4.1   Indenture, dated as of May 1993, between General Textiles and IBJ Schroder Bank & Trust Company
              (included in Exhibit 2.1 above)
       4.2   General Textiles Subordinated Notes Due 2003 (included in Exhibit 2.1 above)
       4.3   Subordinated Reorganization Note Agreement, dated as of May 28, 1993, among General Textiles,
              Berkeley Atlantic Income Limited, Govett American Endeavor Fund Limited and London Pacific Life &
              Annuity Company (included in Exhibit 2.1 above)
       4.4   Junior Subordinated Reorganization Note Agreement, dated as of May 1993, among General Textiles,
              Berkeley Atlantic Income Limited, Govett American Endeavor Fund Limited and London Pacific Life &
              Annuity Company (included in Exhibit 2.1 above)
       4.5   Rights Agreement dated as of November 27, 1995 between the Registrant and Corporate Stock Transfer,
              Inc. (5-Exhibit 1)
       4.6   Certificate of Designations of the Series A Junior Participating Preferred Stock (included in
              Exhibit 4.5 above)
       4.7   Form of Indenture between the Registrant and IBJ Schroder Bank & Trust Company with respect to to the Debentures
       4.8   Form of Debenture (included in 4.7 above)
      *5.1   Opinion of Baer Marks & Upham LLP (re: legality)
      *8.1   Opinion of Baer Marks & Upham LLP (re: tax matters)
      10.1   Consulting Agreement, dated January 1, 1996, between Joel Mandel and General Textiles (6-Exhibit
              10.6)
      10.2   Employment Agreement, dated August 1, 1995, between General Textiles and William Mowbray (6-Exhibit
              10.7)
      10.3   Employment Agreement, dated August 21, 1995, between General Textiles and Kevin P. Frabotta
              (6-Exhibit 10.8)
      10.4   Advisory Agreement dated as of November 1, 1995 between the Registrant and H. Jurgen Schlichting
              (6-Exhibit 10.8(a))
      10.5   Management Agreement, dated May 28, 1993, among DRS Apparel, Inc., General Textiles and
              Transnational Capital Ventures, Inc. (3-Exhibit 10.9 (a))
      10.6   Assignment (of Management Agreement), dated January 28, 1994, among DRS Apparel, Inc., General
              Textiles and Transnational Capital Ventures, Inc. (3-Exhibit 10.9(b))

  EXHIBIT
    NO.                                                  DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
      10.7   Loan and Security Agreement, dated as of October 14, 1993, between General Textiles and Greyhound
              Financial Capital Corporation (currently known as Finova Capital Corporation) (3-Exhibit 10.15)
      10.8   Amendment No. 1 to Loan and Security Agreement, dated as of July 14, between General Textiles and
              Finova Capital Corporation (4-10.15(3))
      10.9   Amendment No. 2 to Loan and Security Agreement, dated as of March 31, 1995, between General Textiles and Finova Capital Corporation
      10.10  Amendment No. 3 to Loan and Security Agreement, dated as of July 27, 1995, between General Textiles and Finova Capital Corporation
      10.11  Amendment No. 4 to Loan and Security Agreement dated as of November 10, 1995, between General textiles and Finova Capital Corporation
      10.12  Amendment No. 5 to Loan and Security Agreement, dated as of April 18, 1996 between General Textiles and Finova Capital Corporation (6-Exhibit 10.15(b))
      10.13  Amendment No. 6 to Loan and Security Agreement, dated as of July 10, 1996, between General Textiles and Finova Capital Corporation
      10.14  Second Amended and Restated Senior Secured Term Note (3-Exhibit 10.16)
      10.15  Intercreditor, Standstill and Subordination Agreement, dated as of October 14, 1993, among Greyhound
              Financial Capital Corporation, Westinghouse Electric Corporation, Guilford Investments Inc. and
              General Textiles (3-Exhibit 10.18)
      10.16  Purchase and Sale Agreement, dated as of December 28, 1993, between Guilford Investments, Inc. and
              Westinghouse Electric Corporation (3-Exhibit 10.20)
      10.17  Assignment and Assumption Agreement, dated December 29, 1993, between Guilford Investments, Inc. and
              Westinghouse Electric Corporation (3-Exhibit 10.21)
      10.18  Stock Purchase Agreement, dated as of August 29, 1995, among the Registrant, certain shareholders of
              Capin Mercantile Corporation and Sellers Agent ("Factory 2-U Sellers") (5-Exhibit 10.1)
      10.19  Amendment to Stock Purchase Agreement, dated November 10, 1995, between the Registrant and Factory
              2-U Sellers (5-Exhibit 10.2)
      10.20  Loan and Security Agreement dated as of November 13, 1995 between Factory 2-U and Finova Capital
              Corporation (6-Exhibit 10.30(a))
      10.21  Amendment No. 1 to Loan and Security Agreement, dated April 18, 1996, between Factory 2-U and Finova
              Capital Corporation (6-Exhibit 10.30(b))
      10.22  Amendment No. 2 to Loan and Security Agreement, dated April 22, 1996, between Factory 2-U and Finova
              Capital Corporation
      10.23  Amendment No. 3 to Loan and Security Agreement dated as of July 10, 1996 between Factory 2-U and
              Finova Capital Corporation
      10.24  Stock Purchase Agreement dated as of June   , 1996 among the Registrant, Morgana Holdings Inc. and
              L'Ancresse Holdings Ltd.
      10.25  Purchase and Sale Agreement dated as of May 24, 1996 between Factory 2-U and Nogales Property
              Management, L.L.C.
      12.1   Computation of Ratio of earnings to fixed charges
      21.1   Subsidiaries of the Registrant

  EXHIBIT
    NO.                                                  DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------------
      23.1   Consent of KPMG Peat Marwick LLP (Phoenix, Arizona)
      23.2   Consent of KPMG Peat Marwick LLP (San Diego, California)
      23.3   Consent of Deloitte and Touche LLP
      23.4   Consent of Baer Marks & Upham LLP (included in Exhibit 5.1)
      24.1   Power of Attorney (included on the signature pages to the Registration Statement)
      25.1   Statement of Eligibility and Qualification of Trustee on Form T-1

- ------------------------
 * To be filed by amendment

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-47645 filed with the Commission on September 16, 1992.

(2) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 30, 1993.

(3) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-77488 filed with the Commission on April 7, 1994.

(4) Incorporated by reference to General Textiles' Registration Statement on Form S-4, No. 33-92176 filed with the Commission on May 11, 1995.

(5) Incorporated by reference to the Registrant's Form 8-K and 8-K/A dated November 28, 1995.

(6) Incorporated by reference to the Registrant's Form 10-K/A for the fiscal year ended January 27, 1996.